Form 10KSB, Exhibit 13
period 1995-12-31
LAKE ARIEL BANCORP INC
filed 1996-03-15
CIK 723878

                                                                      EXHIBIT 13

                  PORTIONS OF THE ANNUAL REPORT TO SHAREHOLDERS
                    FOR FISCAL YEAR ENDED DECEMBER 31, 1995

Management's Discussion and Analysis

The consolidated financial review of Lake Ariel Bancorp, Inc. (LAB) provides a comparison of the performance of the Company for the years ended December 31, 1995, 1994, and 1993. The financial information presented should be reviewed in conjunction with the consolidated financial statements and accompanying notes.

Background

Lake Ariel Bancorp, Inc. is a one bank holding company whose principal subsidiary is LA Bank, N.A. LAB operates eleven full-service branch banking offices in its principal market area in Wayne, Lackawanna, and Pike Counties. At December 31, 1995, LAB had 111 full-time equivalent employees.

Analysis of Results of Operation

Summary of Net Income
In 1995, net income increased 8% over 1994, while net income in 1994 increased 4% over 1993. On a per share basis, net income was $1.40 per share, when compared to $1.30 for 1994. Weighted average shares outstanding for 1995 were 1,652,000 shares as compared with 1,631,000 shares for 1994. This reflects a full year's impact in 1994 of the 3-for-1 stock split and the common stock sale in 1994.

The growth in net income during 1995 is again attributable to the improvement in net interest income, which increased by 10% for the year, coupled with a 48% or $802 thousand increase in other operating income. This net increase more than offsets the 14% increase in other operating expenses. The Company will continue to focus its efforts toward retail banking services within its market area with specific attention given to increasing market share.

The 4% increase in net income during 1994 was attributable to the improvement in the net interest margin and higher noninterest income, offset by increased operating costs due to new branch offices, our new state-of-the-art computer system, and general inflationary increases.

Net Interest Income
Net interest income is the difference between interest income and fees on earning assets and interest expense on deposits and borrowed funds. The principal components of earning assets are loans and investment securities. The sources used to fund these assets are deposits, borrowed funds and capital. For purposes of this review, income that is exempt from federal income taxes has been adjusted to a tax equivalent basis using the statutory rate of 34% for each period.

In 1995, net interest income increased by $844 thousand or 10% over 1994 levels. During 1995, net interest income was negatively impacted by the relatively higher cost of funds than in 1994. However, the continued strong growth of earning assets provided a significant positive variance in net interest income growth.

Average earning assets grew by 24% or $44 million over 1994 levels. Average loans and leases increased by 19% or $23.2 million from 1994 levels. Average commercial loans grew 6% or $2.5 million over 1994 levels. Interest income on commercial loans increased $789 thousand or 22%, due to both the increased volume and the increasing rates through most of 1995. The national prime rate, an index to which the majority of these loans are tied, was 8.50% at both December 31, 1995 and 1994, after peaking at 9.00% in June, 1995. Average real estate loans increased 23%, which contributed to a 29% increase in interest income. Average consumer loans, which include credit card receivables, increased $8.5 million or 31% over 1994, and resulted in a 29% increase in related interest income.

On average, investment securities increased $19 million or 31% over 1994 levels, compared to a $32 million or 109% increase in 1994. Income earned on investment securities increased by 34% in 1995 compared to an 80% growth in 1994. As is discussed under Financial Condition, the asset/liability management and investment strategies that were employed during 1995 generated increased volume thus creating a substantial increase in investment income. The mix of securities in the investment portfolio changed considerably during 1995. Taxable securities, which represented 69% of the investment portfolio in 1994, increased to 79% in 1995. Tax-exempt securities now represent 21% of the portfolio compared to 31% in 1994. In 1995, taxable securities, in most cases, provided better after-tax investment returns than tax-exempt issues in similar maturity and quality ranges. Accordingly, average balances on U.S. government agency securities increased $21 million in 1995.

Average interest-bearing deposits increased $35 million or 24% in 1995. As interest rates began to rise in 1994 and continued to rise through most of 1995, more depositors sought higher rate, longer-term deposits. Savings and interest-bearing demand deposits, which averaged $71.7 million in 1994, have decreased to $67.1 million in 1995. As a percentage of total average interest-bearing deposits, savings and interest-bearing demand deposits represent 37% of the total in 1995 compared to 49% in 1994. Due to the shift in the mix of deposits, the rates at which they were repricing and the volume increase, interest expense on deposits increased $3 million, or 57% in 1995. These results are reflected in the cost of funds which increased 96 basis points or 27% from 1994 through 1995, while the volume increased by 24%. There were no brokered deposits within the Company's deposit base during 1995, 1994 or 1993.

Short-term borrowings, which include federal funds purchased and securities sold under agreements to repurchase, averaged $5.2 million in 1995 compared to $5.5 million in 1994. These borrowings remained relatively constant through 1995.

The overall effect of the increase in interest rates, the shift in mix of deposit accounts and the growth in earning assets still produced a positive net interest margin, in spite of overall decreasing margins. The net interest margin decreased by 56 basis points to 4.15% in 1995 from 4.71% in 1994. During 1996, the net interest margin is expected to improve because of the anticipated decrease in the Company's cost of funds (based on the current decrease in the national prime rate), while maintaining the current rate of interest income on earning assets.

In 1994, net interest income grew by 23%, or $1.6 million over the same period in 1993. Factors that had a significant positive impact on this growth were the relative low cost of funds and the continued strong growth of earning assets, which grew 40% over 1993 levels.

The following tables provide an analysis of changes in net interest income with regard to volume, rate and yields of interest-bearing assets and liabilities based on month-end average balances for each period. Components of interest income and expenses are presented on a tax-equivalent basis using the marginal federal income tax rate of 34% each year.

Distribution of Assets, Liabilities and Stockholders' Equity
Interest Rates and Interest Differential

                                                                      (in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31,                       1995                         1994                         1993
-----------------------------------------------------------------------------------------------------------------------------------

                                           Average   Annual  Interest   Average   Annual  Interest   Average    Annual   Interest
                                           Balance   Rate    Income/    Balance   Rate    Income/    Balance    Rate     Income/
                                           (1)               Expense    (1)               Expense    (1)                 Expense

Assets
Federal funds sold                          $2,889    5.33%      154     $1,835    4.03%      $74     $1,671     2.99%      $50
Deposits in Federal Home Loan Bank             479    4.59%       22        121    3.31%        4         --       --        --
Investment Securities:
   U.S. government agencies                 61,842    6.77%    4.187     41,237    6.17%    2,544     14,044     6.91%      970
   State and municipal (2)                  16,890    8.57%    1,448     18,932    8.95%    1,695     15,065     9.28%    1,398
   Other securities                          1,790    6.54%      117      1,210    4.38%       53        274     4.01%       11
                                           -------    ----    ------     ------   -----    ------    -------    -----    ------

     Total Investment Securities            80,522    7.14%    5,752     61,379    6.99%    4,292     29,383     8.10%    2,379
Loans and Leases:
   Commercial, financial and industrial     44,438   10.00%    4,444     41,975    8.71%    3,655     36,976     8.08%    2,986
   Real estate-construction and mortgage    65,250    8.15%    5,318     52,990    7.76%    4,114     44,460     8.68%    3,860
   Installment loans to individuals (3)     34,664    9.31%    3,226     26,459    9.33%    2,469     18,709    10.52%    1,969
   Lease financing (3)                       1,431    8.67%      124      1,158   10.79%      125      1,130    11.42%      129
                                           -------    ----    ------     ------   -----    ------    -------    -----    ------

     Total Loans and Leases                145,783    8.99%   13,112    122,582    8.45%   10,363    101,275     8.83%    8,944
Total Earning Assets                       229,673    8.29%   19,040    185,917    7.92%   14,733    132,329     8.59%   11,373
Cash and due from banks                      9,368      --        --      9,598      --        --      7,176       --        --
Premises and equipment, net                  7,718      --        --      6,489      --        --      4,702       --        --
Other assets, less allowance for possible
   credit losses, loan fees and adjustment
   for SFAS No. 115                          4,343      --        --      1,673      --        --      2,271       --        --
                                           -------    ----    ------     ------   -----    ------    -------    -----    ------

Total Assets                              $251,102    7.58%  $19,040   $203,677    7.23%  $14,733   $146,478     7.76%  $11,373
                                          ========    ====   =======   ========    ====   =======   ========     ====   =======

Liabilities and Stockholders' Equity
Interest-Bearing Deposits:
   Demand                                  $25,993    2.38%     $618    $26,094    2.42%    $ 631    $19,535     2.51%     $490
   Savings                                  41,186    3.70%    1,524     45,600    2.61%    1,192     42,051     3.00%    1,263
   Time                                     86,980    5.37%    4,671     58,092    4.59%    2,669     46,443     4.62%    2,147
   Time over $100,000                       26,960    5.04%    1,360     16,461    4.24%      698      8,005     3.96%      317
                                           -------    ----    ------     ------   -----    ------    -------    -----    ------


     Total Interest-Bearing Deposits       181,119    4.51%    8,173    146,247    3.55%    5,190    116,034     3.63%    4,217
Short-term borrowings                        4,698    5.39%      253      4,805    4.29%      206        929     4.20%       39
Securities sold under agreements
   to repurchase                               546    5.31%       29        731    4.10%       30         --       --        --
Long-term debt                              17,898    5.92%    1,059     10,601    5.10%      541        185     7.03%       13
                                           -------    ----    ------     ------   -----    ------    -------    -----    ------

       Total Interest-Bearing Liabilities  204,261    4.66%    9,514    162,384    3.67%    5,967    117,148     3.64%    4,269
Noninterest-bearing demand deposits         26,172      --        --     23,479      --        --     17,504       --        --
Other liabilities                            3,157      --        --      1,535      --        --      1,268       --        --
                                           -------    ----    ------     ------   -----    ------    -------    -----    ------

Total Liabilities                          233,590    4.07%    9,514    187,398    3.18%    5,967    135,920      3.14%   4,269
Stockholders' Equity                        17,512      --        --     16,279      --        --     10,558        --
                                           -------    ----    ------     ------   -----    ------    -------    -----    ------

Total Liabilities and
   Stockholders' Equity                   $251,102    3.79%   $9,514   $203,677    2.93%   $5,967   $146,478      2.91%  $4,269
                                          ========    ====    ======   ========    ====    ======   ========      ====   ======

Margin Analysis
     Interest income/earning assets                   8.29%  $19,040               7.92%  $14,733               8.59%   $11,373
     Interest expense/earning assets                  4.14%    9,514               3.21%    5,967               3.23%     4,269
                                                      ----     -----               ----     -----               ----      -----

     Net interest income/earning assets               4.15%   $9,526               4.71%   $8,766               5.36%  $  7,104
                                                      ====    ======               ====    ======               ====   ========

    (Percentage distributions may not add due to rounding.)
(1) Average balances have been computed using month-end balances. Nonaccrual loans are included in loan balances.
(2) Interest and yield are presented on a tax-equivalent basis using 34% for 1995, 1994, and 1993. (3) Installment loans and leases are presented net of unearned interest.

Rate/Volume Variance Analysis Calculation

                                                               1995 Compared to 1994 (1)           1994 Compared to 1993 (1)

                                                           Total        Caused by                 Total         Caused by
                                                           Variance        Rate      Volume       Variance        Rate       Volume
                                                           --------        ----      ------       --------        ----       ------
Interest Income
Federal funds sold                                         $    80      $    28      $    52      $    24      $    54      $   (30)
Deposits in Federal Home Loan Bank                              18           10            8            4           --            4
Investment Securities:
     U.S. government agencies                                1,643          268        1,375        1,574         (114)       1,688
     State and municipal                                      (247)         (69)        (178)         297          (51)         348
     Other securities                                           64           33           31           42            1           41
                                                           -------       ------       ------       ------        -----       ------

       Total Investment Securities                           1,460          232        1,228        1,913         (164)       2,077
Loans and Leases:
     Commercial, financial and industrial                      789          566          223          669          246          423
     Real estate-construction and mortgage                   1,204          213          991          254         (436)         690
     Installment loans to individuals                          757           (7)         764          500         (243)         743
     Lease financing                                            (1)         (28)          27           (4)          (7)           3
                                                           -------       ------       ------       ------        -----       ------

       Total Loans and Leases                                2,749          744        2,005        1,419         (440)       1,859
                                                           -------       ------       ------       ------        -----       ------

Total Earning Assets                                         4,307        1,014        3,293        3,360         (550)       3,910
                                                           -------       ------       ------       ------        -----       ------

Interest Expense
Interest-Bearing Deposits:
     Demand                                                    (13)         (11)          (2)         141          (18)         159
     Savings                                                   332          557         (225)         (71)        (172)         101
     Time                                                    2,002          508        1,494          522          (13)         535
     Time over $100,000                                        662          151          511          381           23          358
                                                           -------       ------       ------       ------        -----       ------


       Total Interest-Bearing Deposits                       2,983        1,205        1,778          973         (180)       1,153
Short-term borrowings                                           47           52           (5)         167            1          166
Securities sold under agreements
   to repurchase                                                (1)           7           (8)          30           --           30
Long-term debt                                                 518          125          393          528           (4)         532
                                                           -------       ------       ------       ------        -----       ------


Total Interest-Bearing Liabilities                           3,547        1,389        2,158        1,698         (183)       1,881
                                                           -------       ------       ------       ------        -----       ------

Net Interest Income Variances                              $   760      $  (375)     $ 1,135      $ 1,662      $  (367)     $ 2,029
                                                           =======      =======      =======      =======      =======      =======

(1) The portion of the total change attributable to both volume and rate changes during the period has been allocated to the volume and rate components based upon the absolute dollar amount of the change in each component prior to the allocation.

Provision for Possible Credit Losses
The provision for possible credit losses is based on management's evaluation of the allowance for possible credit losses in relation to the credit risk inherent in the loan portfolio. Management considers various conditions including loan concentrations, charge-off history, delinquent loan percentages, review of specific loans and general economic conditions. For instance, management employs a loan grading of larger loans (usually loans of $500,000 or more) to ensure the early identification of potential problem loans which may have a potential negative impact on the future earnings of the Company. Quarterly, the loan review committee reviews pertinent information relative to both specific credits and the total portfolio in general. Such information is used in determining the amount to be charged to the provision for possible credit losses, which thereby increases the allowance for possible credit losses.

During 1995, the provision for possible credit losses was $810 thousand compared to $375 thousand in 1994. In 1995, the provision for possible credit losses was 125% of net charge-offs compared to 90% in 1994. The provision represented management's assessment of the risks inherent in the loan and lease portfolio while providing the amounts necessary to cover charge-offs.

In 1995, net charge-offs increased 53% compared to a 21% increase in 1994. The increase in the current year's net charge-offs is primarily attributed to the real estate mortgage sector. The Company wrote down one commercial real estate mortgage during 1995 which had been in litigation for approximately three years. The Company does not anticipate any further write-downs or losses as a result of this litigation. The ratio of net charge-offs to average loans outstanding was at .44% for 1995 and .35% for 1994.

Net charge-offs on commercial and industrial loans for 1995 were $286 thousand or 44% of net charge-offs compared to $309 thousand or 73% of net charge-offs in 1994. Consumer and credit card, and real estate related debt accounted for 25% and 31% of net charge-offs, respectively. Included in net real estate related charge-offs is a commercial real estate mortgage in the amount of approximately $600 thousand which was written down by $200 thousand during 1995. As discussed previously, no further losses are anticipated.

Other Operating Income
                                          1995      1994      1993
                                          ----      ----      ----
                                               (in thousands)
Loan origination fees                    $  179   $  422    $  696
Customer service charges and fees         1,066      683       566
Mortgage servicing fees                     302      221       220
Investment security gains, net              331      112        31
Gain (loss) on sales of mortgages, net      132     (131)      428
Other income                                471      372       362
                                         ------   ------    ------

   Total other operating income          $2,481   $1,679    $2,303
                                         ======   ======    ======

Other operating income increased $802 thousand or 48% in 1995 compared to a decrease of $624 thousand or 27% in 1994. Fees generated from the origination and sale of residential mortgage loans provided 7% or $179 thousand of total other operating income. These fees decreased by 58% or $243 thousand, because of the decline in residential mortgage loans sold for cash. Mortgage servicing fees are earned by servicing residential mortgage loans for investors in the secondary market. Mortgage servicing fee income increased by 37% or $81 thousand when compared to 1994. These fees are directly influenced by the volume of loans that are sold in the secondary market. Gains or losses on sales of mortgage loans occur when the coupon rates on mortgage loans exceed or fall short of the yields required by the purchasers. The net gain of $132 thousand recorded in 1995, compared with the net loss of $131 thousand in 1994, is indicative of the changes in interest rates during the periods in which the sales occurred.

Fee income from service charges on demand deposits, item processing, return items and other service fees increased 56% or $383 thousand in 1995. These fees, which represented 43% of other operating income, are influenced by both pricing changes and increases in the number of consumer and business demand deposit accounts which increased $2 million in 1995.

Net gains on available-for-sale securities represented approximately 13% of other operating income in 1995. The sales of these securities in 1995 resulted from the Company's decision to liquidate certain securities to capture market gains with the ability to reinvest in bonds with similar risk and yield.

Included in other income are earnings on directors' life insurance policies, credit card annual fees and merchant discounts, safe deposit box rentals and other general service fees. The increase in these fees in 1995 was 27% compared to 3% in 1994. Fees from credit card holders and other fee income contributed to the 1995 increase.

In 1994, other operating income decreased 27% primarily as a direct result of the impact of rising interest rates which reduced the volume of new and refinanced mortgage loans and the same negative effect on sales of mortgages. Mortgage servicing fees remained constant at the 1993 level. Customer service charges grew by 21% primarily due to the additional number of demand deposit accounts. Other income grew 3% due to fees from credit card holders.

Other Operating Expenses
                                    1995     1994    1993
                                    ----     ----    ----
                                        (in thousands)
Salaries and benefits              $3,559  $3,003  $2,414
Equipment expense                     747     602     422
Occupancy expense                   1,036     923     666
FDIC insurance                        222     321     282
Foreclosed asset expenses              26      44     135
Amortization of intangible assets     108     108     153
Advertising                           242     243     185
Other expenses                      1,823   1,587   1,334
                                   ------  ------  ------

   Total other operating expenses  $7,763  $6,831  $5,591
                                   ======  ======  ======

Total other operating expenses increased 14% in 1995, most of which was directly related to the payment of salaries and benefits. Salaries and benefits, which is the most significant of the non-interest expenses, increased by 19% or $556 thousand over 1994 amounts. The increase is due to the additional staffing needs in both branch and administrative offices, merit increases and the added costs associated with health care insurance and other benefits which are provided by the Company.

Equipment and occupancy expenses increased 24% and 12%, respectively, during 1995. Again, the increases in these expenses are primarily attributable to the past growth in the number of branch offices, in addition to overall increases in overhead expenses, maintenance costs and equipment upgrades throughout the branch network. The increase in both of these expenses is directly related to the maturing and growth in operations of four branch offices which opened in the past two years, the expanded usage of the mortgage loan and administrative center, which opened in January of 1994, the acquisition and installation of an entirely new computer system, and the overall increases in overhead expenses at all Bank facilities.

FDIC insurance assessments decreased by 31% or $99 thousand. The 31% decrease in the FDIC insurance assessment is directly related to an FDIC refund of assessments paid for the period from June 1, 1995 through September 30, 1995. The refund was a result of the FDIC assessment reduced from 23 cents per $100 deposits to 4 cents per $100 deposits, effective June 1, 1995. Foreclosed asset expenses decreased 41% or $18 thousand in 1995. The decrease was a result of the disposition of properties without any material losses. Amortization of intangible assets remained constant in 1995 and is related to the premium the Company paid for the core deposits when it acquired the Milford Branch office. Advertising expenses also remained constant in 1995. Other expenses grew by $236 thousand or 15% in 1995 and include such costs as legal fees, professional and audit, state shares tax, directors' fees and other general operating expenses.

Total other operating expenses increased 22% in 1994 with much of the increase related to the two newest branch offices. Salaries and benefits rose by 24% because of added staff levels, merit increases and health care costs. Equipment expenses grew by 43% due to recurring costs such as maintenance, replacements and upgrades. Occupancy expenses were up 39% because of the additional facilities acquired and the general increases in overhead costs at all banking offices. FDIC insurance assessment increased by 14% due to both the higher fees charged and the overall growth in deposits. Expenses related to foreclosed assets include maintenance, repairs, taxes, insurance, legal fees and writedowns on properties. These expenses were 1% of total operating expenses in 1994 compared to 2% in 1993. The 31% increase in advertising expenses is a reflection of the extensive marketing of the Company's loan and deposit products, the name change of the Company's banking subsidiary and the additional expenses associated with the opening of two new branch offices. Other expenses, which increased by 19%, include costs such as legal fees, professional and audit, state shares tax, directors' fees, bonus incentives, amortization of intangible assets and other general operating expenses.

Income Taxes
The provision for income taxes increased 19% or $100 thousand in 1995 compared to a 12% or $71 thousand decrease in 1994. Pretax income increased 10% or $279 thousand in 1995 as compared to a 1 % or $38 thousand decrease in 1994.

Financial Condition

Statement of Condition
At December 31, 1995, the Company's total assets were $251.9 million, representing an increase of $15.8 million or 7% from the December 31, 1994 balance of $236.1 million. The increase in assets is primarily attributable to a $17 million growth in net loans.

The amortized cost of investment securities, both held-to-maturity (HTM) and available-for-sale (AFS), decreased $6.7 million or 8% from December 31, 1994 to December 31, 1995. However, the continued attention given to management's asset/liability and investment strategies resulted in an increase in net interest income while controlling interest rate risk. By again utilizing structured borrowings with the Federal Home Loan Bank, the Company was able to purchase both taxable and tax-exempt investments that provided a favorable yield pickup between the borrowed and invested funds. During 1995, the Company purchased securities with funds borrowed from the Federal Home Loan Bank of Pittsburgh. The strategy that was employed provided a favorable yield pickup between the invested and borrowed funds. During the third quarter 1995, $11 million of Federal Home Loan Bank multi step-up bonds were called and settled, which proceeds were used to pay back Federal Home Loan Bank borrowings. The Company again borrowed from the Federal Home Loan Bank during the fourth quarter 1995 to again accomplish strategic asset/liability and interest rate risk management objectives. At December 31, 1995, gross unrealized gains in the held-to-maturity investments were $396 thousand while gross unrealized losses amounted to $119 thousand.

Between November 15, 1995 and December 31, 1995, the Financial Accounting Standards Board allowed a one-time transfer from HTM to AFS that will not call into question an institution's future intent to hold other securities to maturity. On November 15, 1995, the Bank transferred approximately $11 million in securities from AFS to HTM and another $19 million from HTM to AFS. The result was a total book value increase of $293 thousand, of which $279 thousand was recognized in the Bank's book equity at November 15, 1995.

The maturity distribution and yield of all investment securities at December 31, 1995 (prior to the adjustment for SFAS No. 115) are as follows:

                                     Within     Two-       Six-       After      No
                                     One        Five       Ten        Ten        Fixed
                                     Year       Years      Years      Years      Maturity   Total
                                     ----       -----      -----      -----      --------   -----
                                                           (dollars in thousands)

U.S. government agencies
   and corporations                  $3,421     $3,853     $6,147     $40,685    $   --     $54,106
     Yield                             5.05%      7.28%      6.16%       6.80%                 6.65%
Obligations of states and
   political subdivisions               210      2,605      6,018       8,501                17,334
      Yield (1)                       10.68%      7.75%      8.37%      11.12%                 9.65%
Equity securities                                                                 1,304       1,304
     Yield                                                                         6.72%       6.72%
                                      ------    ------    -------     -------    ------    --------
Total maturities                     $3,631     $6,458    $12,165     $49,186    $1,304     $72,744
                                     ======     ======    =======     =======    ======    ========

       Weighted yield                  5.37%      7.47%      8.37%       7.54%     6.72%       7.36%

(1) Yields on obligations of states and political subdivisions are presented on a tax-equivalent basis utilizing an effective tax rate of 34% for all maturities.

Total net loans increased by 13% from $135 million at the end of 1994, to $152 million at the end of 1995. The increase in net loans is directly related to the significant growth in consumer loans and residential mortgages. Residential mortgage loans, which include real estate construction loans, increased $13.6 million or 23% from year-end 1994 to 1995. Residential mortgage loans represented the most significant increase of net loans in 1995. At December 31, 1995, net consumer loans totaled $43 million, or $2 million higher than the December 31, 1994 balance of $41 million. The increases in home improvement loans and the expansion of the Company's indirect lending program to automobile dealers provided the majority of growth in the consumer portfolio. Commercial loans increased $2 million or 5% in 1995. Commercial loans consist of loans made to small businesses within the Company's market area and are generally secured by real estate and other assets of the borrowers.

Total deposits increased $16.6 million or 9% from $192.2 million in 1994 to $208.8 million in 1995. Noninterest-bearing demand deposits increased by $2 million, most of which is attributable to the opening of the Company's four newest branch offices. In aggregate, savings and interest-bearing demand deposits decreased by $2 million or 3% from 1994 to 1995. As a percentage of total deposits, savings and interest-bearing demand deposits represented 31% in 1995, compared to 35% in 1994. Savings deposits decreased by $1.5 million in 1995 as interest rates continued to rise and certificates of deposits offered competitive alternatives. Time deposits, which include certificates of deposit in denominations of $100 thousand or more, increased $16.5 million or 16% in 1995. As a percentage of total deposits, these deposits increased to 56% in 1995 from 52% in 1994. Certificates of deposits in the amount of $100 thousand or more grew from $24.7 million at December 31, 1994 to $26.9 million at December 31, 1995. Approximately, $5.2 million or 19% of the growth was from public funds of school districts, county governments and local municipalities located within the Company's market area.

The Company considers its current deposit base to be stable and generally consumer in nature. The deposit mix is, in general, equally distributed among all products without any significant concentrations.

Nonperforming Assets
Nonperforming assets include nonperforming loans and foreclosed assets held for sale. Nonperforming loans consist of loans where the principal and/or interest is 90 days or more past due and loans that have been placed on nonaccrual status. When loans are placed on nonaccrual status, income from the current period is reversed from current earnings and interest from prior periods is charged to the allowance for possible credit losses. Consumer loans are charged-off when principal or interest is 120 days or more delinquent, or are placed on nonaccrual status if a sufficient amount of collateral exists. The following table represents nonperforming assets of the Company for 1995, 1994 and 1993:

                                       1995       1994         1993
                                       ----      -----        -----
                                           (in thousands)
Loans past due 90 days or more       $1,716      $1,125      $1,501
Impaired loans in nonaccrual status   1,216          --          --
Other nonaccrual loans                  487       1,786       1,585
                                     ------      ------      ------
     Total nonperforming loans        3,419       2,911       3,086

Foreclosed assets held for sale          52         191         119
                                     ------      ------      ------
     Total nonperforming assets      $3,471      $3,102      $3,205
                                     ======      ======      ======

Nonperforming loans as a
   percentage of loans                 2.19%       2.13%       2.78%

Nonperforming assets as a
   percentage of assets                1.36%       1.31%       1.89%

Nonperforming loans increased 16% from year-end 1994. Nonaccrual loans decreased $83 thousand or 5% from year-end 1994. Commercial loans accounted for 71% of all nonaccruals, followed by real estate loans at 28% and consumer installment loans at 1%. Within the $1.7 million of total nonaccrual loans, 96% are secured by mortgages, primarily first liens, against residential or commercial properties. Legal proceedings on the nonaccrual loans are ongoing and are reviewed by management on a continuing basis. No material losses are expected as a result of these proceedings. Loans past due ninety days or more increased $591 thousand from 1994 year-end levels. These loans include $767 thousand in real estate mortgages, $531 thousand in consumer credit, $373 thousand in commercial loans and $51 thousand in leasing. These loans are reviewed by management at its quarterly loan review meetings regarding collection efforts.

Foreclosed assets held for sale were $52 thousand at year-end 1995 compared to $191 thousand at year-end 1994. The Company does not expect any material losses on the sales of these properties based on current appraised values exceeding book values.

Potential Problem Loans
At December 31, 1995, the Company had approximately $1.5 million of potential problem loans not included in the nonperforming loan classification. Known information about possible credit problems related to these borrowers caused management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms and may result in future classification of such loans as nonperforming. These potential problem loans were taken into consideration by management when determining the adequacy of the allowance for possible credit losses at December 31, 1995.

Allowance for Possible Credit Losses
The Company determines the provision for possible credit losses through a quarterly review of the loan portfolio. Factors such as declining economic trends, the volume of nonperforming loans, concentrations of credit risk, adverse situations that may affect the borrower's ability to repay, prior loss experience within the various categories of the portfolio and current economic conditions are considered when reviewing the risks in the portfolio. Larger exposures are analyzed individually. Over the past several years, the Company has implemented stringent underwriting standards in commercial lending which resulted in a decrease in the allowance for possible credit losses. While management believes the allowance for possible credit losses is currently adequate, future additions to the allowance may be necessary based on changes in economic conditions. The adequacy of the allowance for possible credit losses is reviewed quarterly by a loan review committee comprised of members of the Board of Directors and senior management of the Company. The full Board of Directors reviews the relevant ratios with respect to the allowance after the loan review committee makes its recommendations. At December 31, 1995, the allowance for possible credit losses was 1.08% of loans compared to 1.10% in 1994 and 1.39% in 1993. Although the allowance decreased while total net loans increased in 1995, the growth was concentrated in the least risky categories, such as residential and consumer loans.

The allowance for possible credit losses has been allocated by category as set forth in the following table. Amounts shown in the table do not purport to be an indication of future charge-off trends. Percentages shown in the table represent the percentage of loans by type to total loans.

                                1995              1994          1993
                                ----             ----           ----
                                          (in thousands)
                            Amount     %   Amount     %    Amount       %
                            ------    ---  ------    ---   ------     ---
Real estate                $  279      17  $  370      43  $  198      46
Commercial and industrial     700      42     631      32     924      35
Consumer installment          437      26     386      24     259      18
Lease financing                52       3      52       1      55       1
Unallocated                   189      12      57      --     108      --
                           ------    ----  ------  ------  ------  ------
   Total                   $1,657     100  $1,496     100  $1,544     100
                           ======    ====  ======  ======  ======  ======


Liquidity and Funds Management
Liquidity management is to ensure that adequate funds will be available to meet anticipated and unanticipated deposit withdrawals, debt servicing payments, investment commitments, commercial and consumer loan demand and ongoing operating expenses. Funding sources include payments on loans and investments, sales of assets, growth in core deposits, short and long-term borrowings, repurchase agreements and other fees and charges. Regular loan payments are a dependable source of funds, while the sale of loans and investment securities, deposit flows and loan prepayments are significantly influenced by general economic conditions and the level of interest rates.

At December 31, 1995, the Company maintained $12.5 million in cash and cash equivalents in the form of cash and due from banks (including Federal funds sold). In addition, the Company had $50.6 million of available-for-sale investment securities. This combined total of $63.1 million represented 25% of total assets at December 31, 1995, as compared to $44.8 million or 19% of total assets at December 31, 1994. The Company believes that its liquidity is adequate.

The Company considers its primary source of liquidity to be its core deposit base. This funding source has grown steadily over the years and consists of deposits from customers throughout the branch network. At December 31, 1995, approximately 83% of the Company's assets were funded by core deposits acquired within its market area, and 8% of the assets were funded by the Company's equity. These two components provide a substantial and stable source of funds.

Net cash provided by operating activities was $740 thousand for the year ended December 31, 1995, as compared to net cash provided by operating activities of $14.2 million for the comparable period in 1994. This $13.4 million decrease is primarily related to the decrease in mortgage loans held for resale. Net cash used in investing activities decreased $69.3 million in 1995 compared to a $50.8 million increase in 1994. The net cash flows from securities accounted for $47 million of the change. Net cash provided by financing activities decreased $55 million from 1994. The growth in core deposits provided $16.5 million cash flow in 1995 versus $46.1 in 1994. The net decrease of $19 million in borrowings and long-term debt was the result of loan demand and an investment strategy funded by Federal Home Loan Bank borrowings, which were paid back during 1995. As discussed previously, the Company borrowed funds from the Federal Home Loan Bank of Pittsburgh under both short and long-term borrowing arrangements. The borrowings mature at various periods through November, 2005.

The Company also places emphasis on maintaining additional sources of asset liquidity. Other liquid assets include mortgage loans held for resale. The Company also has established lines of credit with correspondent banks for short-term borrowing needs in addition to an estimated borrowing capacity of approximately $90 million with the Federal Home Loan Bank of Pittsburgh. In viewing the combination of all of these factors, management considers the Company's liquidity position, both short and long-term, to be sufficient to meet its cash flow needs.

Interest Rate Sensitivity
Interest rate sensitivity is the relationship between market interest rates and earnings volatility due to the repricing characteristics of assets and liabilities. The Company's net interest income is affected by changes in the level of market interest rates. In order to maintain consistent earnings performance, the Company seeks to manage, to the extent possible, the repricing characteristics of its assets and liabilities.

The ratio between assets and liabilities repricing in specific time intervals is referred to as an interest rate sensitivity gap. Interest rate sensitivity gaps can be managed to take advantage of the slope of the yield curve as well as forecasted changes in the level of interest rate changes.

One major objective of the Company when managing the rate sensitivity of its assets and liabilities is to stabilize net interest income. The management of and authority to assume interest rate risk is the responsibility of the Company's Asset/Liability Committee ("ALCO"), which is comprised of senior management and Board members. ALCO meets quarterly to monitor the ratio of interest sensitive assets to interest sensitive liabilities. The process to review interest rate risk management is a regular part of management of the Company. Consistent policies and practices of measuring and reporting interest rate risk exposure, particularly regarding the treatment of noncontractual assets and liabilities, are in effect. In addition, there is an annual process to review the interest rate risk policy with the Board of Directors which includes limits on the impact to earnings from shifts in interest rates.

The Company employs computerized net interest income simulation modeling to assist in quantifying interest rate risk exposure. This process measures and quantifies the impact on net interest income through varying interest rate changes and balance sheet compositions.

To manage the interest sensitivity position, an asset/liability model called "gap analysis" is used to monitor the difference in the volume of the Company's interest sensitive assets and liabilities that mature or reprice within given periods. A positive gap (asset sensitive) indicates that more assets reprice during a given period compared to liabilities, while a negative gap (liability sensitive) has the opposite effect. The use of this model assists the ALCO to gauge the effects of the interest rate changes on interest sensitive assets and liabilities in order to determine what impact these rate changes will have upon the net interest spread.

At the end of 1995, the Company moved toward a more defensive stance for reducing the interest rate risk inherent within the balance sheet. The overall goal was to reduce the exposure of the Company's earnings and market value of equity to rising interest rates.

Two reasons existed for this change. First, interest rates had fallen during the second half of 1995, with a further decrease in the national prime rate projected. Second, the Company's adjusted asset/liability position strongly favored falling rates, since the Company is negatively gapped. With rates unlikely to fall dramatically further, the following strategies of shortening the asset maturities within the balance sheet was undertaken.

The first strategy involved a Federal Home Loan Bank arbitrage of borrowing fixed-rate long-term and buying Adjustable Rate Mortgage securities (ARM's). Secondly, in December 1995, the Company undertook an evaluation designed to reduce the interest rate risk exposure in the single family, fixed rate mortgage portfolio. The Company sold the majority of the fixed rate portfolio with maturities in excess of 180 months. The proceeds were reinvested in short-term ARM's.

In January, 1996, the last strategy was executed. Long-term mortgage-backed securities were sold, with the proceeds also reinvested into ARM's.

The strategy for 1996 involves continuing to be defensive by both paying down Federal Home Loan Bank borrowings and purchasing adjustable rate securities. In addition, attractive callable agency bonds will be added. With rates unlikely to fall dramatically further, their call risk is mitigated. Finally, should interest rates rise by 200 basis points, the ARM's will be liquidated and higher fixed rate yields will be locked into the portfolio by extending maturities.

The Company's modeling results at December 31, 1995, indicate that the level of net interest income at risk due to varying interest rate movements is within internal risk tolerance guidelines. These guidelines restrict the impact on net interest income to less than 10 percent assuming a 200 basis point increase or decrease in market interest rates.

At December 31, 1995, the Company maintained a one year cumulative GAP of negative $9.7 million or 3.84% of total assets. The effect of this GAP position provided a negative mismatch of assets and liabilities which exposes the Company to interest rate risk during a period of rising interest rates such as was experienced in 1995.

The following table, "Statement of Interest Sensitivity Gap," reflects the Company's gap position at December 31, 1995:

                                          STATEMENT OF INTEREST SENSITIVITY GAP
                                                   (in thousands)
                                3 months    3 through   1 through  Over
                                 or less    12 months   3 years    3 years    Total
                                 -------    ---------   -------    -------    -----
Investment securities(1)        $12,955    $15,426    $10,730    $34,585   $ 73,695
Loans(1)                         44,878     23,816     26,733     56,879    152,306
                                 ------     ------     ------     ------    -------
   Total Rate Sensitive Assets  $57,833    $39,242    $37,463    $91,464   $226,002
                                =======   ========    =======    =======   ========

Interest-bearing
  transaction deposits (2)      $ 6,507    $ 6,507    $13,014    $39,046   $ 65,074
Time                             16,161     41,614     16,292     15,809     89,876
Time over $100,000               11,001     14,552        705        685     26,943
Short-term borrowings             2,500      2,500         --         --      5,000
Repurchase agreements               400         --         --         --        400
Long-term debt                    5,002          5         12     10,137     15,156
                                 ------     ------     ------     ------    -------
   Total                        $41,571    $65,178    $30,023    $65,677   $202,449
                                =======   ========    =======    =======   ========

Interest Sensitivity Gap        $16,262   $(25,936)   $ 7,440    $25,787
Cumulative Gap                  $16,262   $ (9,674)   $(2,234)   $23,553
Cumulative Gap to Total Assets     6.46%     (3.84)%     (.89)%    9.35%

(1) Investments and loans are included in the earlier of the period in which interest rates are next scheduled to adjust or the period in which they are due. In addition, loans are included in the periods in which they are scheduled to be repaid based on scheduled amortization. For amortizing loans and mortgage-backed securities, annual prepayment rates are assumed reflecting historical experience as well as management's knowledge and experience of its loan products.

(2) The Company's interest-bearing demand and savings accounts are generally subject to immediate withdrawal. However, management considers a certain amount of such accounts to be core accounts having significantly longer effective maturities based on the retention experiences of such deposits in changing interest rate environments. Accordingly, these deposits are assumed to be withdrawn according to historical experience which management considers reasonable at this time.

Upon reviewing the current interest sensitivity scenario for the next 12 months, decreasing interest rates could positively effect net income because the Company is liability sensitive. In a rising interest rate environment, net income could be negatively affected because more liabilities than assets will reprice during a given period.

Certain shortcomings are inherent in the method of analysis presented in the above table. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

Capital
The adequacy of the Company's capital is reviewed on an ongoing basis with reference to size, composition and quality of its resources. An adequate capital base is important for continued growth and expansion in addition to providing an added protection against unexpected losses.

An important indicator in the banking industry is the leverage ratio, defined as the ratio of common stockholders' equity less intangible assets, to average quarterly assets less intangible assets. The leverage ratio at December 31, 1995 was 7.59% compared to 8.51% at December 31, 1994. For 1995 and 1994, the ratios were well above minimum regulatory guidelines.

As required by federal banking authorities, guidelines have been adopted to measure capital adequacy. Under the guidelines, certain minimum ratios are required for core capital and total capital as a percentage of risk-weighted assets and certain off-balance-sheet instruments. For the Company, Tier I capital (core capital) consists of common stockholders' equity less intangible assets, and Tier II capital includes the allowance for possible credit losses, which cannot exceed 1.25% of risk-weighted assets. Regulatory guidelines require that core capital and total risk-based capital must be at least 4.00% and 8.00%, respectively. The table below illustrates the Company's capital ratios as required under the guidelines.

Primary Capital                      $19,228
Intangible Assets                       (202)
                                     -------
Tier I Capital                       $19,026
Tier II Capital                        1,605
                                     -------
Total Risk-Based Capital             $20,631
                                     =======

Total Risk-Weighted Assets          $149,274
                                    ========

Tier I Ratio                           12.75%
                                       =====

Risk-Based Capital Ratio               13.82%
                                       =====

Forward Outlook
The performance of a bank is affected more by changes in interest rates than by inflation; therefore, the effect of inflation is normally not as significant as it is on other businesses and industries. During periods of high inflation, the money supply usually increases and banks normally experience above average growth in assets, loans, and deposits. A bank's operating expenses will usually increase during inflationary times as the prices of goods and services increase.

A bank's performance is also affected during recessionary periods. In times of recession, a bank usually experiences a tightening on its earning assets and on its profits. A recession is usually an indicator of higher unemployment rates, which could mean an increase in the number of nonperforming loans because of continued layoffs and other deteriorations of consumers' financial conditions.

In 1994, rates began moving steadily upward as the Federal Reserve Bank tightened its monetary policy. In early 1995, rates rose again and continued rising through the middle of the year, with the national prime rate peaking at 9.00%. During the last half of 1995, the national prime rate fell to 8.50% at December 31, 1995. Of course, management and the Board of Directors do not have the ability to determine if another rate increase will occur; however, it is felt that the Company is very well positioned to meet the challenges and effects of a rising interest rate environment. The Company's commitment to remaining a community-based organization is strong and the intention is to recognize steady growth in its consumer, mortgage and commercial loan portfolios while obtaining and maintaining a strong core deposit base.

The Company will begin accounting for mortgage servicing rights as of January 1, 1996. No material effect on net income is expected.

The banking and financial services industries are ever-changing. At the time of this writing, the Company was not aware of any pending pronouncements that would have a material impact on the results of operations. The Federal Deposit Insurance Corporation (FDIC), in November, 1995, reduced the insurance premiums paid by some banks from 23 cents per $100 in deposits to 0 cents per $100 in deposits, plus the statutory annual minimum of $2,000 for the highest-rated, well-capitalized institutions. The Company falls into this category of institutions. The new rate structure is effective for the first semi-annual 1996 assessment period.

Beginning September 1995, bank holding companies may acquire banks in other states without regard to state law. In addition, banks can merge with other banks in another state beginning in June 1997. Predictions are that consolidation will occur as the banking industry strives for greater cost efficiencies and market share. Management believes that such consolidation may enhance its competitive position as a community bank.

A normal examination of the Bank by the OCC in 1995 resulted in no significant findings and no impact is anticipated on current or future operations.

Consolidated Balance Sheet
                                                            December 31,
                                                            ------------
                                                         1995          1994
                                                         ----          ----
                                                           (in thousands)
ASSETS
Cash and cash equivalents                              $  12,519   $  10,719
Held-to-maturity securities (fair value of
  $22,866 and $40,674 in 1995 and 1994, respectively)     22,589      42,535
Available-for-sale securities                             50,580      34,142

Loans and leases                                         159,170     144,372
Mortgage loans held for resale                             3,405         119
     Less unearned income and loan fees                   (8,612)     (7,977)
     Less allowance for possible credit losses            (1,657)     (1,496)
                                                       ---------   ---------
       Net Loans                                         152,306     135,018

Premises and equipment, net                                7,785       7,015
Accrued interest receivable                                1,971       2,066
Foreclosed assets held for sale                               52         191
Other assets                                               4,057       4,439
                                                       ---------   ---------

       TOTAL ASSETS                                    $ 251,859   $ 236,125
                                                       =========   =========

LIABILITIES
Deposits:
     Noninterest-bearing                               $  26,866   $  24,880
     Interest-bearing:
       Demand                                             25,686      26,099
       Savings                                            39,388      40,888
       Time                                               89,876      75,657
       Time $100,000 and over                             26,943      24,663
                                                       ---------   ---------
       Total Deposits                                    208,759     192,187

Accrued interest payable                                   1,746       1,672
Short-term borrowings                                      5,000       9,750
Securities sold under agreements to repurchase               400       1,000
Long-term debt                                            15,156      15,219
Other liabilities                                          1,289         498
                                                       ---------   ---------

     Total Liabilities                                   232,350     220,326
                                                       ---------   ---------

STOCKHOLDERS' EQUITY
Preferred stock: Authorized 1,000,000 shares of
   $1.25 par value each; no outstanding shares                --          --
Common stock: Authorized, 5,000,000 shares of $.42
   par value each; issued and outstanding 1,657,449
   shares in 1995 and 1,638,541 shares in 1994               696         688
Capital surplus                                            9,414       9,139
Retained earnings                                          9,118       7,783
Net unrealized gains (losses) on available-for-sale
 securities                                                  281      (1,811)
                                                       ---------   ---------

     Total Stockholders' Equity                           19,509      15,799
                                                       ---------   ---------

       TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY                        $ 251,859   $ 236,125
                                                       =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Income

                                                                  Year Ended December 31,
                                                                  -----------------------
                                                        1995              1994             1993
                                                        ----              ----             ----
                                                           (in thousands except per share data)
INTEREST INCOME
Loans and leases                                    $13,112             $10,363               $8,944
Investment Securities:
     Taxable                                          4,187               2,544                  970
     Exempt from federal income taxes                   956               1,119                  923
     Dividends                                          117                  53                    8
                                                   --------            --------             --------

     Total Investment Securities Income               5,260               3,716                1,901
                                                   --------            --------             --------
Deposits in bank                                         22                   4                    3
Federal funds sold                                      154                  74                   50
                                                   --------            --------             --------

TOTAL INTEREST INCOME                                18,548              14,157               10,898
                                                   --------            --------             --------

INTEREST EXPENSE
Deposits                                              8,165               5,190                4,217
Long-term debt                                        1,215                 541                   13
Short-term borrowings                                   105                 206                   39
Securities sold under agreements
   to repurchase                                         29                  30                 --
                                                   --------            --------             --------

TOTAL INTEREST EXPENSE                                9,514               5,967                4,269
                                                   --------            --------             --------

NET INTEREST INCOME                                   9,034               8,190                6,629
PROVISION FOR POSSIBLE CREDIT LOSSES                    810                 375                  640
                                                   --------            --------             --------

NET INTEREST INCOME AFTER PROVISION
   FOR POSSIBLE CREDIT LOSSES                         8,224               7,815                5,989
                                                   --------            --------             --------

OTHER OPERATING INCOME
Loan origination fees                                   179                 422                  696
Customer service charges and fees                     1,066                 683                  566
Mortgage servicing fees                                 302                 221                  220
Investment security gains, net                          331                 112                   31
Gain (loss) on sale of mortgage loans, net              132                (131)                 428
Other income                                            471                 372                  362
                                                   --------            --------             --------

TOTAL OTHER OPERATING INCOME                          2,481               1,679                2,303
                                                   --------            --------             --------

OTHER OPERATING EXPENSES
Salaries and benefits                                 3,559               3,003                2,414
Equipment expense                                       855                 602                  422
Occupancy expense                                     1,036                 923                  666
FDIC assessment                                         222                 321                  282
Foreclosed asset expenses                                26                  44                  135
Advertising                                             242                 243                  185
Other expenses                                        1,823               1,695                1,487
                                                   --------            --------             --------

TOTAL OTHER OPERATING EXPENSES                        7,763               6,831                5,591
                                                   --------            --------             --------


INCOME BEFORE PROVISION FOR INCOME
   TAXES AND CUMULATIVE EFFECT OF A
   CHANGE IN ACCOUNTING PRINCIPLE                   2,942             2,663             2,701
PROVISION FOR INCOME TAXES                            635               535               606
                                                   ------            ------            ------

INCOME BEFORE CUMULATIVE EFFECT OF A
   CHANGE IN ACCOUNTING PRINCIPLE                   2,307             2,128             2,095

CUMULATIVE EFFECT ON PRIOR YEARS
   (TO DECEMBER 31, 1992) OF A CHANGE
   IN ACCOUNTING FOR INCOME TAXES                      --                --               (43)
                                                   ------            ------            ------

NET INCOME                                         $2,307            $2,128            $2,052
                                                   ======            ======            ======

EARNINGS PER SHARE:
Income before cumulative effect of
   a change in accounting principle                 $1.40             $1.30             $1.71
Cumulative effect of change in
   accounting principle                                --                --             (0.04)
                                                   ------            ------            ------

EARNINGS PER SHARE                                  $1.40             $1.30             $1.67
                                                   ======            ======            ======

DIVIDENDS PER SHARE                                 $0.59             $0.55             $0.41
WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING                               1,652             1,631             1,224


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

                                                                                           Net Unrealized
                                                                                           Gains (Losses)
                                                                                            On Available-
                                                  Common          Capital     Retained       For-Sale
                                                   Stock          Surplus      Earnings      Securities           Total
                                                  ------          -------     --------     --------------         -----
                                                                                  (in thousands)

BALANCES, DECEMBER 31, 1992                        $502            $3,811       $5,008                          $ 9,321
Net income                                                                       2,052                            2,052
Issuance of 424,228 shares of
   common stock                                     179             5,223                                         5,402
Change in par value                                   4                             (4)
Cash dividends declared ($.41 per share)                                          (503)                            (503)
                                                 --------        --------      --------         --------       --------

BALANCES, DECEMBER 31, 1993                         685             9,034        6,553                           16,272
Net income                                                                       2,128                            2,128
Issuance of 8,541 shares of common stock
    through Dividend Reinvestment Plan                3               105                                           108
Cash dividends declared ($.55 per share)                                          (898)                            (898)
Implementation of SFAS No. 115                                                                      $602            602
Change in net unrealized securities
   gains (losses)                                                                                 (2,413)        (2,413)
                                                 --------        --------      --------         --------        --------

BALANCES, DECEMBER 31, 1994                         688             9,139         7,783           (1,811)        15,799
Net income                                                                        2,307                           2,307
Issuance of 16,809 shares of common stock
  through Dividend Reinvestment Plan                  7               252                                           259
Issuance of 2,099 shares of common stock
  through Employee Stock Purchase Plan                1                23                                            24
Cash dividends declared ($.59 per share)                                           (972)                           (972)
Change in net unrealized securities
  gains (losses)                                                                                   2,092          2,092
                                                 --------        --------      --------         --------       --------
BALANCES, DECEMBER 31, 1995                        $696            $9,414        $9,118             $281        $19,509
                                                 ========        ========      ========         ========       ========


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

                                                                Year Ended December 31,
                                                                -----------------------
                                                            1995          1994      1993
                                                            ----          ----      ----
                                                                     (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    $2,307     $2,128     $2,052
Adjustments to reconcile net income to net
   cash provided by (used in) operating activities:
     Provision for possible credit losses                        810        375        640
     Depreciation, amortization and accretion                    710        685        473
     Deferred income taxes                                         8         85       (200)
     (Increase) decrease in mortgage loans held for resale    (3,286)    11,623     (6,101)
     Investment securities (gains) losses, net                  (331)      (112)       (31)
     Loss on sale of foreclosed assets                            93         12         44
     (Gain) loss on sale of leased assets                         (5)        (2)        (1)
     (Gain) loss on sale of equipment                            138         11         --
(Increase) decrease in accrued interest receivable                95       (615)      (310)
Increase (decrease) in accrued interest payable                   74        899        158
(Increase) decrease in other assets                             (695)    (1,219)       214
Increase (decrease) in other liabilities                         822        314       (397)
                                                            --------   --------   --------

NET CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES                                           740     14,184     (3,459)
                                                            --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES
Held-to-maturity securities :
     Proceeds from maturities                                 17,060      1,336      4,311
     Proceeds from sales                                          --         --        506
     Purchases                                                (4,947)   (20,001)    (8,163)
Available-for-sale securities:
     Proceeds from maturities                                  3,955      4,201         --
     Proceeds from sales                                      18,702     19,179         --
     Purchases                                               (27,729)   (17,160)        --
Net (increase) decrease in loans and leases                  (15,229)   (64,873)   (23,620)
Purchases of premises and equipment                           (1,659)    (1,666)    (2,029)
Proceeds from sale of leased assets                               20         15         --
Proceeds from sale of equipment                                    8         15         --
Proceeds from sale of foreclosed assets                          448        283      1,108
                                                            --------   --------   --------

NET CASH PROVIDED BY (USED IN)
  INVESTING ACTIVITIES                                        (9,371)   (78,671)   (27,887)
                                                            --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                      16,572     46,133     23,881
Increase (decrease) in short-term borrowings                  (9,750)     4,125      5,625
Increase (decrease) in securities sold under
  agreements to repurchase                                      (600)     1,000         --
Proceeds from long-term debt                                  25,000     15,000        312
Principal payments on long-term debt                         (20,102)       (62)       (31)
Proceeds from issuance of common stock                           283        108      5,402
Cash dividends                                                  (972)      (898)      (503)
                                                            --------   --------   --------

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                                        10,431     65,406     34,686
                                                            --------   --------   --------


INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                            1,800        919      3,340

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                          10,719      9,800      6,460
                                                            -------   --------   --------

CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                               $12,519    $10,719     $9,800
                                                            =======   ========   ========

CASH PAID DURING THE YEAR FOR:
     Interest                                                $9,588     $5,068     $4,111
                                                            =======   ========   ========

     Income taxes                                              $578       $385     $1,096
                                                            =======   ========   ========


The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations
Lake Ariel Bancorp, Inc. is a one bank holding company whose principal subsidiary is LA Bank, N.A. LA Bank's subsidiary, LA Lease, Inc., primarily provides equipment leases to small business entities.

The Company provides a variety of financial services to individuals and corporate customers through its eleven branch banking offices in Wayne, Lackawanna and Pike Counties. The Bank's primary deposit products are both noninterest and interest-bearing demand deposits and certificates of deposit. Its primary lending products are single-family residential loans which qualify for sale on the secondary residential loan market.


Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Lake Ariel Bancorp, Inc. and its wholly owned subsidiary, LA Bank, N.A. including its subsidiary, LA Lease, Inc. (collectively, "Company"). All material intercompany balances and accounts are eliminated in consolidation.


Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for possible credit losses and the valuation of assets acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for possible credit losses and foreclosed assets, management obtains independent appraisals for significant properties.

A majority of the Company's loan portfolio consists of single-family residential loans in the Northeastern Pennsylvania area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed assets are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and leases and foreclosed assets, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for possible credit losses and foreclosed assets. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for possible credit losses and foreclosed assets may change materially in the near term.


Investment Securities
Held-to-maturity securities are bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity. These securities are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Government bonds held principally for resale in the near term, and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities, are classified as trading account securities and are recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in other income. The Company neither held nor purchased securities which would be categorized as trading account securities for the year ended December 31, 1995.

Available-for-sale securities consist of bonds, notes, debentures and certain equity securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized.

Investment gains and losses are determined using the specific identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-owns of the individual securities to their face value. The related write-downs are included in earnings as realized losses.

Derivative Financial Instruments
The Company has no derivative financial instruments requiring disclosure under SFAS No. 119.

Mortgage Loans Held for Resale
Mortgage loans originated and intended for resale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. These loans are sold in whole and without recourse to the Company.

Loans and Leases
Loans are reported at the principal balance outstanding, net of unearned interest, net deferred loan fees and the allowance for possible credit losses. Unearned interest on installment loans is recognized as income using the actuarial method. Interest on all other loans is recognized on the accrual basis, based on the principal amount outstanding. Loan fees, including origination and commitment fees, less certain direct loan origination costs, are deferred and recognized over the estimated lives of the related loans as an adjustment to yield. The unamortized balance of these fees and costs are included as part of the loan balance to which it relates. Prior to 1988, such fees and costs were recognized as income or expense when collected or paid. Impaired loans are placed in a nonaccrual status when management believes that the collection of principal or interest is uncertain, unless the loans are both in the process of collection and well secured. When interest accrual is discontinued, income recorded in the current year is reversed and the accrued interest from prior years is charged to the allowance for possible credit losses.

Implementation of SFAS No. 114 and SFAS No. 118 related to impaired loans did not have a material effect on the financial statements.

Allowance for Possible Credit Losses
The allowance for possible credit losses is established through a provision for possible credit losses as a charge to operating expense. The Company provides for possible credit losses based on an evaluation of the risk associated with the Company's loan portfolio, prior loan loss experience, economic conditions and other factors. Loans are charged against the allowance for possible credit losses when management believes that the collection of principal is unlikely. Recoveries on previously charged-off loans are added to the allowance for possible credit losses.

Foreclosed Assets Held for Sale
Foreclosed assets held for sale are carried at the lower of fair value minus estimated costs to sell, or cost.

Loan Servicing and Loan Servicing Rights
The Company services real estate loans, which are not included in the accompanying consolidated balance sheet, for investors in the secondary mortgage market. The approximate total amount of mortgages serviced amounted to $121,375,000, $113,551,000 and $86,295,000 at December 31, 1995, 1994 and 1993,
respectively.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Routine maintenance and repair expenditures are expended as incurred while significant expenditures are capitalized. Depreciation expense is determined primarily on the straight-line method over the following ranges of useful lives:

Buildings and improvements          10 to 40 years
Furniture, fixtures and equipment   5 to 20 years

Core Deposit Intangible Assets
Core deposit intangible assets are included in other assets and are being amortized over a period of six to eight years using the straight-line method. Amortization for 1995, 1994 and 1993 was $108,000, $108,000 and $153,000,
respectively.

Employee Benefit Plans
The Company maintains and funds a defined contribution profit-sharing plan which covers substantially all eligible employees. The Company also adopted (effective July 1, 1995) and maintains a 401(k) savings plan. Substantially all of the Company's employees are eligible to participate in the profit-sharing/401(k) savings plan on the January 1 or July 1 following their completion of six months of service and attaining age 20 1/2.

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 106, Accounting for Postretirement Benefits other than Pensions. This statement, which was required to be adopted no later than 1993, focuses principally on postretirement benefits. Currently, the Company does not provide material postretirement benefits; therefore, it was not impacted by the provisions of SFAS No. 106.

Income Taxes
Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes to the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Cash Flows
The Company considers amounts due from banks and federal funds sold as cash equivalents. Generally, federal funds are sold for one-day periods.

In 1995, 1994 and 1993, the Company transferred $422,000, $367,000 and $240,000, respectively, from its loan portfolio to foreclosed assets held for sale.

During 1995, 1994 and 1993, the Company swapped $430,000, $23,479,000 and
$12,716,000, respectively, of its mortgage loans for participation certificates of a similar amount issued by the Federal Home Loan Mortgage Corporation. These investments do not involve the transfer of cash for cash flow purposes.

Fair Values of Financial Instruments
Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumption used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Earnings Per Share
Earnings per share is computed using the weighted average number of shares outstanding after giving retroactive effect to the 3-for-1 stock split, effective August 18, 1993 and the assumed exercise of stock options.. The weighted average number of shares outstanding was 1,652,000 in 1995, 1,631,000 in 1994 and 1,224,000 in 1993.

Reclassifications
Certain prior year amounts have been reclassified to conform to the 1995 reporting format.

2. Restrictions on Cash and Due From Bank Accounts
The Company is required to maintain reserve balances with the Federal Reserve Bank. The average monthly balance required during 1995 and 1994 was approximately $375,000. In addition, at December 31, 1995 and 1994, required compensating reserve balances with correspondent banks were $1,881,000 and $2,226,000, respectively.

Deposits with any one financial institution are insured up to $100,000. The Company maintains cash and cash equivalents with certain other financial institutions in excess of the insured amount.

3. Investment Securities
Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The carrying amount of securities and their approximate fair values at December 31, 1995 and 1994 were as follows (in thousands):

                                December 31, 1995
                                -----------------
Available-for-sale securities:

                                                      Gross             Gross
                                     Amortized        Unrealized        Unrealized       Fair
                                     Cost             Gains             Losses           Value
                                     ----             -----             ------           -----
U.S. government agencies
   and corporations                  $43,041           $335              $169            $43,207
Obligations of states and
   political subdivisions              5,810            267                 8              6,069
                                       -----            ---              ----            -------
       Total debt securities          48,851            602               177             49,276
Equity securities                      1,304             --                --              1,304
                                      ------           -----             ----            -------

       Total                         $50,155          $ 602              $177            $50,580
                                     =======          ========           ====             ======

Held-to-maturity securities:
                                                      Gross             Gross
                                     Amortized        Unrealized        Unrealized       Fair
                                     Cost             Gains             Losses           Value
                                     ----             -----             ------           -----
U.S. government agencies
   and corporations                  $11,065          $ --               $119           $10,946
Obligations of states and
   political subdivisions             11,524           396                --             11,920
                                     -------          ----               ----            ------
     Total                           $22,589          $396               $119           $22,866
                                     =======          ====               ====            =======



                                                   December 31, 1994
                                                   -----------------
Available-for-sale securities:
                                                      Gross             Gross
                                     Amortized        Unrealized        Unrealized       Fair
                                     Cost             Gains             Losses           Value
                                     ----             -----             ------           -----
U.S. government agencies
   and corporations                  $27,348           $--                $2,328         $25,020
Obligations of states and
   political subdivisions              6,919            13                   429           6,503
                                     -------           ---                 -----          ------
       Total debt securities          34,267            13                 2,757          31,523
Equity securities                      2,619            --                    --           2,619
                                      ------           ---                ------           -----

       Total                         $36,886           $13                $2,757         $34,142
                                     =======           ===                ======         =======

Held-to-maturity securities:
                                                      Gross             Gross
                                     Amortized        Unrealized        Unrealized       Fair
                                     Cost             Gains             Losses           Value
                                     ----             -----             ------           -----
U.S. government agencies
   and corporations                  $31,611          $ 6                $1,637           $29,980
Obligations of states and
   political subdivisions             10,924           79                   309            10,694
                                      ------           ---                ------          -------

     Total                           $42,535          $85                $1,946           $40,674
                                     =======          ===               =======           =======

The amortized cost and estimated fair value of debt securities at December 31, 1995, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                      Available-for-sale securities         Held-to-maturity securities
                                                      -----------------------------         ---------------------------

                                                         Amortized          Fair            Amortized          Fair
                                                            Cost            Value              Cost            Value
                                                            ----            -----              ----            -----

Due in one year or less                                   $ 3,631          $ 3,628               $-             $ --
Due after one year through five years                       6,358            6,429               --               --
Due after five years through ten years                      9,043            9,270            2,930            3,023
Due after ten years                                        29,819           29,949           19,659           19,843
                                                          -------          -------          -------          -------

     Total                                                $48,851          $49,276          $22,589          $22,866
                                                          =======          =======          =======          =======


Gross realized gains and gross realized losses on sales of available-for-sale securities were as follows for the year ended December 31, 1995 and 1994 (in thousands):

                                                                 December 31,
                                                                 ------------

Gross realized gains:                                         1995          1994
                                                              ----          ----
   U.S. government agencies
     and corporations                                         $309          $ 78
   Obligations of states and
     political subdivisions                                     36            58
                                                              ----          ----

       Total                                                  $345          $136
                                                              ====          ====

Gross realized losses:
   U.S. government agencies
     and corporations                                         $ 14          $ 13
   Obligations of states and
     political subdivisions                                     --            11
                                                              ----          ----
       Total                                                  $ 14          $ 24
                                                              ====          ====

Gross realized gains on sales of investments were $31,000 in 1993.

Investment securities carried at $20,713,000 in 1995 and $18,338,000 in 1994 were pledged to secure governmental deposits, public deposits, etc. as required by law. There is no significant concentration of investments in any individual security issue (excluding U.S. government and its agencies) that was in excess of 10% of stockholders' equity.

Investment securities with an amortized cost of $19,131,000 and fair value of $19,436,000 were transferred from the held-to-maturity category to the available-for-sale category. In addition, investment securities with an amortized cost of $11,298,000 and fair value of $11,302,000 were transferred from the available-for-sale category to the held-to-maturity category.

The unamortized premiums on mortgage-backed securities amounted to $283,000 and $110,000 as of December 31, 1995 and 1994, respectively. The unaccreted discount on mortgage-backed securities amounted to $320,000 and $39,000 as of December 31, 1995 and 1994, respectively.


4. Loans and Leases
A summary of the outstanding loans and leases by major categories at December 31 is as follows:

                                                         (in thousands)
                                                         --------------
                                                      1995          1994
                                                      ----          ----

Real estate-construction                          $  4,726       $  2,406
Real estate-mortgage                                68,006         56,858
Commercial and industrial                           45,210         43,269
Consumer installment                                42,891         40,839
Lease financing                                      1,742          1,119
Unearned income                                     (7,641)        (6,947)
Unearned loan fees, net                               (971)        (1,030)
                                                  --------       --------

   Total loans and leases                          153,963        136,514

Allowance for possible credit losses                (1,657)        (1,496)
                                                  --------       --------

     Net loans and leases                         $152,306       $135,018
                                                  ========       ========

Total nonaccrual loans outstanding at December 31, 1995 were approximately $1,703,000 as compared to $1,786,000 at December 31, 1994. Included in nonaccrual loans are $1,216,000 of impaired loans in nonaccrual status, for which $700,000 has been provided for in the allowance for possible credit losses to cover potential losses from these impaired loans. At December 31, 1995 and 1994, there were no outstanding commitments to lend funds to debtors with nonaccrual loans. At December 31, 1995 and 1994, no loans were being accounted for as a troubled debt restructuring. Accruing loans past due ninety days or more as to principal or interest amounted to $1,716,000 and $1,125,000 at December 31, 1995 and 1994, respectively.

Further information regarding the balance of nonaccrual loans at December 31, 1995, and related interest payment information, is as follows (in thousands):

                                            Cash Payments Received During 1995
                                            Were Applied As Follows:

                                        Book          Contractual                     Recovery
                                        Balance       Balance          Interest       Of Prior        Reduction Of
                                        12/31/95      12/31/95         Income         Charge-Off      Principal
                                        --------      --------         ------         ----------      ---------

Contractually past due with:
     Substantial performance            $   --         $   --            $                 $ --            $ --
     Limited performance                   137            137              1                 --              51
     No performance                      1,091          1,291             --                 --              --

Contractually current, however:
     Payment of full principal or
       interest in doubt                   272            272             --                 --              --
     Other                                 203            203             11                 --              11
                                        ------         ------            ---               -----           ----

     Total                              $1,703         $1,903            $12               $ --            $ 62
                                        ======         ======            ===               =====           ====

At December 31, 1995 and 1994, certain officers and directors and/or companies in which they have 10% or more beneficial ownership were indebted to the Company in the aggregate amount of $317,000 and $428,000, respectively. Such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. New loans in 1995 and 1994 were $19,000 and $78,000, respectively, while payments were $130,000 and $133,000, respectively, during the same periods.

A summary of selected loan maturities and interest sensitivity analysis at December 31, 1995 is as follows:

                                            Maturity Distribution
                                            And Interest Rate Sensitivity
                                                     (in thousands)
                                 Within One         Two-Five             After Five
                                 Year                Years                Years              Total

Real estate-construction          $ 4,726             $   --              $   --             $ 4,726
Commercial and industrial           7,772              8,175              29,263              45,210
                                  -------             ------             -------             -------

   Total                          $12,498             $8,175             $29,263             $49,936
                                  =======             ======             =======             =======

Fixed interest rate               $ 5,343             $1,884             $ 7,299             $14,526
Adjustable interest rate            7,155              6,291              21,964              35,410
                                    -----              -----              ------              ------

   Total                          $12,498             $8,175             $29,263             $49,936
                                  =======             ======             =======             =======

The maturity of loans is based upon contractual terms. The Company may, however, extend the stated maturities at current rates and terms for economic or market reasons.

Changes in the allowance for possible credit losses for the years ended December 31, 1995, 1994 and 1993 were as follows:
                                                          (in thousands)
                                                       1995      1994      1993

Balance at beginning of period                       $1,496    $1,544    $1,254

Charge-offs:
     Real estate-construction                            --        --        --
     Real estate-mortgage                               200        14        --
     Commercial and industrial                          294       321       211
     Consumer installment                               206       157       196
     Lease financing                                     --         7        39
                                                     ------    ------    ------

       Total                                            700       499       446
                                                     ------    ------    ------

Recoveries:
     Real estate-construction                            --        --        --
     Real estate-mortgage                                --         2        --
     Commercial and industrial                            8        12         8
     Consumer installment                                43        58        82
     Lease financing                                     --         4         6
                                                     ------    ------    ------

       Total                                             51        76        96
                                                     ------    ------    ------

Net charge-offs                                         649       423       350
Provision for possible credit losses                    810       375       640
                                                     ------    ------    ------

Balance at end of period                             $1,657    $1,496    $1,544
                                                     ======    ======    ======

Ratio of net charge-offs during period to
   average loans outstanding during period              .44%      .35%      .35%
                                                     ======    ======    ======


5. Premises and Equipment
Premises and equipment at December 31 are summarized as follows:

                                                                (in thousands)
                                                             1995           1994

Land and land improvements $1,019                         $ 1,016
Buildings and improvements 5,375                            5,220
Furniture, fixtures and equipment                           4,413          3,509
                                                            -----          -----

   Total                                                   10,807          9,745

Less accumulated depreciation                               3,022          2,730
                                                            -----          -----

   Net                                                    $ 7,785        $ 7,015
                                                          =======        =======

Depreciation expense was $743,000, $619,000 and $424,000 in 1995, 1994 and 1993,
respectively.

Certain facilities and equipment are leased under short and long-term agreements expiring at various dates to the year 2003. Rental expenses on these operating leases amounted to $339,000 in 1995, $274,000 in 1994 and $176,000 in 1993.
Required future minimum annual rentals under all such noncancelable operating leases are as follows (in thousands):

1996                    $  323
1997                       292
1998                       233
1999                       210
2000                       151
Thereafter                 430
                           ---

     Total              $1,639
                        ======

6. Deposits
Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. There are no brokered deposits included in certificates of deposit of $100,000 or more. These certificates of deposit and their remaining maturities at December 31 are as follows:

                                       (in thousands)
                                    1995             1994

Three months or less                $11,708          $ 9,664
Over three through six months         5,701            6,503
Over six through twelve months        8,213            6,424
Over twelve months                    1,321            2,072
                                    -------           ------

   Total                            $26,943          $24,663
                                    =======          =======

7. Short-term Borrowings
At December 31, 1995, outstanding short-term borrowings were $5,000,000 compared to $9,750,000 at December 31, 1994. The maximum amount of outstanding month-end short-term borrowings during 1995, 1994 and 1993 were $10,050,000, $11,750,000 and $5,625,000, respectively. The approximate average amount outstanding during 1995 and 1994 was $5,037,000 and $4,805,000, respectively. The average interest rate on the balances during 1995 and 1994 were 5.66% and 4.29%, respectively. Investment securities are pledged to collateralize the $5,000,000 in borrowings with the Federal Home Loan Bank of Pittsburgh.

8. Long-term Debt
Long-term debt at December 31 is as follows:
                                                             (in thousands)
                                                        1995              1994
Unsecured notes, payable in
 the amount of $31,200 semiannually plus accrued
 interest at the New York City prime
 interest rate, maturing April 22, 1998                $   156        $   219
Collateralized borrowings, interest
 payable monthly and principal at maturity;
 interest rates are both fixed and
 variable and range from 6.27% to 6.69%
 at December 31, 1995                                   15,000         15,000
                                                        ------         ------

     Total                                             $15,156        $15,219
                                                       =======        =======

Annual maturities of long-term debt are as follows: $62,400 in 1996, $62,400 in 1997, $31,200 in 1998, $5,000,000 in 2000, $5,000,000 in 2002 and $5,000,000 in
2005. Investment securities are pledged to collateralize the $15,000,000 in borrowings with the Federal Home Loan Bank of Pittsburgh.

9. Common Stock

During 1994, the Company implemented a Key Employee Stock Option Plan. Options are granted to purchase common stock at prices not less than the fair market value of the common stock on the date of grant. One-hundred thousand shares of common stock have been reserved for this plan. Under the plan, 65,000 options and 35,000 options were granted at a price of $14.49 and $15.12 per share during the years ended December 31, 1995 and 1994, respectively.
There have been no options exercised.

The Company also reserved 50,000 shares of common stock under the Company's Employee Stock Purchase Plan. Under the terms of the plan, employees may purchase common stock of the Company at 85% of the fair market value. Employees pay for their stock purchases through periodic payroll deductions subject to a limit of 10% of base pay. During 1995, 2,099 shares were purchased under the plan. As of December 31, 1994, there were no transactions under the plan.

A Dividend Reinvestment and Stock Purchase Plan was implemented during the year ended December 31, 1994 to provide stockholders an opportunity to automatically reinvest their dividends in shares of common stock. Three-hundred thousand shares of common stock are reserved under this plan. The price per share of common stock purchased from the Company is 95% of the fair market value on the quarterly dividend payment date. During the years ended December 31, 1995 and 1994, 16,809 and 8,541 shares, respectively, were issued under this plan.


10. Income Taxes
The following temporary differences gave rise to the deferred tax asset included in other assets at December 31, 1995 and 1994 (in thousands):

                                            1995              1994
                                            ----              ----
Deferred tax assets:
   Unrealized losses on available-for-sale
     securities                             $ --               $933
   Allowance for possible credit losses      385                352
   Loan fees and costs                       330                350
   Deferred compensation                      76                 52
                                            ----              -----

        Total                                791               1,687
                                            ----              ------


Deferred tax liabilities:

     Unrealized gains on available-for-
        sale securities                     (145)               --
     Depreciation                           (204)             (190)
     Bond accretion                          (25)              (22)
     Leasing                                (130)             (102)
                                            -----            -----

       Total                                (504)             (314)
                                            -----            -----

       Deferred tax asset, net               $287           $1,373
                                            =====           ======

The provision for income taxes is comprised of the following components (in thousands):

                                            Year Ended December 31,
                                    1995             1994              1993
                                    ----             ----              ----

Current                             $627             $450              $806
Deferred                               8               85              (200)
                                    ----             ----              ----

   Total                            $635             $535              $606
                                    ====             ====              ====

The following tabulation presents a reconciliation of the expected provision for income taxes (in thousands), determined by using the current federal income tax rate of 34% in 1995, 1994 and 1993 to the actual provision for income taxes reflected in the accompanying consolidated financial statements.

                             Year Ended December 31,
                                 1995 1994 1993

Provision at the expected statutory rate    $1,000           $905        $918
Effect of tax-exempt income                   (323)          (380)       (314)
Other items                                    (42)            10           2
                                             ------          -----     ------

Provision for income taxes                    $635            $535       $606
                                             =====            ====     ======


11. Employee Benefit Plans
The Company has an established profit-sharing plan for the benefit of its employees. Contributions to the profit-sharing plan are made at the discretion of the Board of Directors, funded currently, and amounted to $181,000 in 1995, $223,000 in 1994 and $171,000 in 1993.

The Company also maintains a 401(k) savings plan. The Company contributes 50% of the employee contribution up to 6% of compensation. The Company's 1995 contribution to this plan was $25,000.

12. Regulatory Restrictions
Various regulatory agencies require banks and bank holding companies to maintain a leverage ratio of core capital to total assets at a prescribed level, currently 3%. In addition, bank regulators have issued risk-based guidelines. Under such guidelines, minimum ratios of core capital and total qualifying capital as a percentage of risk-weighted assets and certain off-balance sheet items of 4.00% and 8.00%, respectively, are required. At December 31, 1995, the Company met all requirements. Core capital was $19,026,000 or 12.75% of total risk-weighted assets, while total qualifying capital was $20,631,000 or 13.82% of total risk-weighted assets.

The Company may not pay dividends in any year in excess of the total of the current year's net income and the retained net income of the prior two years without the approval of the Federal Reserve Board. Accordingly, Company dividends in 1996 may not exceed $2,565,000 plus Company net income for 1996. Similar banking regulations limit the amount of dividends that may be paid to the Company by its bank subsidiary without prior approval of the Comptroller of the Currency.


13. Off-balance Sheet Financial Instruments
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheet. The contract amount of these instruments expresses the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance sheet credit risk.

The financial instruments whose contract amounts represent credit risk at December 31 were as follows (in thousands):

                                      1995             1994
                                      ----             ----

Commitments to extend credit        $14,816          $13,969
Standby letters of credit              $632             $844

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, on an extension of credit is based on management's credit assessment of the counterparty.

Standby letters of credit are conditional commitments issued by the Company guaranteeing performance by a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

14. Fair Values of Financial Instruments
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgements regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value. Mortgage loans held for resale are valued based on available market quotations.

Deposits: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates its fair value.

Short-term borrowings and notes payable: The carrying amounts of short-term borrowings and notes payable approximate their fair values.

Other liabilities: Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Financial Assets and Liabilities

The following represents the carrying values and estimated fair values as of December 31, 1995:

                                     Carrying   Estimated
                                      Value     Fair Value
                                      -----     ----------

FINANCIAL ASSETS:

   Cash and Cash Equivalents          $12,519    $12,519
   Investment Securities               73,169     73,446
   Net Loans                          152,306    151,495
   Accrued Interest Receivable          1,971      1,971

FINANCIAL LIABILITIES:

   Deposits                          $208,759   $210,534
   Accrued Interest Payable             1,746      1,746
   Short-Term Borrowings                5,000      5,000
   Securities Sold Under Agreements
     to repurchase                        400        400
   Long-term Debt                      15,156     15,086


15. Change in Capital Structure
Effective August 18, 1993, the Company implemented changes in its capital structure. The authorized number of shares of common stock was increased from 2,000,000 shares to 5,000,000 shares. In addition, the par value per share of common stock was changed from $1.25 to $.42, thereby effecting a 3-for-1 stock split. A transfer of $4,019 from retained earnings to common stock was made in connection with the change in par value.


16. Mortgage Servicing Rights
In May 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 122, Accounting for Mortgage Servicing Rights, which must be adopted as of January 1, 1996. SFAS No. 122 requires recognition of the right to service mortgage loans for others as an asset. Recognition of this asset increases any future gain or decreases any future loss on the sale of mortgage loans held for resale. In addition, future income from servicing these loans will be reduced by the annual amortization of the amount capitalized. SFAS No. 122 will be adopted prospectively and the Company does not expect that it will have a material effect on net income in 1996.


17.  Condensed Financial Information -Parent Company Only
Condensed parent company only financial information is as follows (in thousands):

                                    Condensed Balance Sheet
                                    December 31,

                                     1995             1994
                                     ----             ----
Assets:
   Cash                             $     -          $   108
   Investment in subsidiary          19,509           15,691
                                     ------           ------
     Total Assets                   $19,509          $15,799
                                    =======          =======

Liabilities and Stockholders' Equity:
   Stockholders' equity             $19,509          $15,799
                                    =======          =======

                                    Condensed Statement of Income
                                    Year Ended December 31,

                                    1995             1994              1993
                                    ----             ----              ----
Earnings of Subsidiary:
   Received as dividends            $ 972           $  898           $  503
   Undistributed                    1,335            1,230            1,549
                                    -----           ------           ------

Net Income                         $2,307           $2,128           $2,052
                                   ======           ======           ======



                                    Condensed Statement of Cash Flows
                                    Year Ended December 31,

                                    1995             1994              1993
                                    ----             ----              ----
Operating Activities:
   Net income                       $2,307           $2,128            $2,052
     Less undistributed earnings
       of subsidiary                 1,335            1,230             1,549
                                     -----            -----             -----

     Net cash provided by
       operating activities            972              898               503
                                     -----            -----             -----

Investing Activities:
     Investment in subsidiary         (391)              --            (5,402)
                                     -----            -----             -----

Financing Activities:
     Cash dividends paid
       to stockholders                (972)            (898)              (503)
     Issuance of common stock          283              108              5,402
                                     -----            -----              -----

     Net cash provided by (used in)
       financing activities           (689)            (790)             4,899
                                     -----            -----              -----

Increase (decrease) in Cash           (108)            $108              $ --

Cash at Beginning of Year              108               --                --
                                     -----            -----              ----

Cash at End of Year                  $  --             $108              $ --
                                     =====           =======             =====


18.  Contingencies
On February 5, 1996, a complaint was filed against the Bank and certain directors and officers of the Bank. The plaintiffs demanded monetary and punitive damages and the additional payment of plaintiffs' attorneys' fees and disbursements and other court-related costs. The Company and the Bank expect it to be determined that these allegations lack any merit and an unfavorable outcome to the Company and the Bank is considered remote. Counsel representing the Company and the Bank, while currently not able to provide a complete evaluation of either the potential outcome or an estimate of the loss in the event of an unfavorable outcome, advise that no information has been provided to them that would cause them to disagree with the Company and the Bank. The Company and the Bank intend to vigorously defend themselves against these allegations. No provision for any liability has been made in the accompanying financial statements as of December 31, 1995.

Report of Independent Certified Public Accountants


Board of Directors and Stockholders
Lake Ariel Bancorp, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheets of Lake Ariel Bancorp, Inc. and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lake Ariel Bancorp, Inc. and Subsidiary as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

In 1993, the Company changed its method of accounting for income taxes by adopting Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and in 1994 changed its method of accounting for investments by adopting Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."







Wilkes-Barre, Pennsylvania
January 22, 1996, except for Note 18, as to which the date is February 29, 1996

                COMMON STOCK MARKET PRICE AND DIVIDENDS PER SHARE

Lake Ariel Bancorp, Inc. common stock is listed on the NASDAQ Stock Market under Small-Cap Issues under the symbol "LABN" or designation "Lake Ariel." The following table sets forth: (1) the quarterly average bid and asked prices for a share of Bancorp's Common Stock during the periods indicated; and (2) quarterly dividends on a share of the Common Stock with respect to each quarter since January 1, 1994. The following quotations represent prices between buyers and sellers and do not include retail markup, markdown or commission. They may not necessarily represent actual transactions.

                                                          Average Stock Prices
                                                          --------------------                      Dividends
                                                            Bid           Asked                     Declared
                                                            ---           -----                     --------
1995:
         First quarter . . . . . . . . . . . . .          $16.50          $17.50                        $.13
         Second quarter . . . . . . . . . . .             $16.00          $17.00                        $.13
         Third quarter . . . . . . . . . . . . .          $14.50          $15.50                        $.14
         Fourth quarter . . . . . . . . . . . .           $14.75          $16.25                        $.19


                                                          Average Stock Prices
                                                          --------------------                       Dividends
                                                            Bid           Asked                      Declared
                                                            ---           -----                      --------
1994:
         First quarter . . . . . . . . . . . . .          $14.00          $14.50                        $.12
         Second quarter . . . . . . . . . . .             $13.50          $14.50                        $.12
         Third quarter . . . . . . . . . . . . .          $15.25          $16.25                        $.13
         Fourth quarter . . . . . . . . . . . .           $17.50          $18.50                        $.18




                                  MARKET MAKERS



Herzog, Heine, Geduld, Inc.                    Janney Montgomery Scott, Inc.         Ryan, Beck and Co.
26 Broadway                                    1801 Market Street                    80 Main Street
New York, NY 10004                             Philadelphia, PA 19103                West Orange, NJ 07052
1-800-221-3600                                 1-800-526-6397                        1-800-325-7926

Hopper Soliday & Co., Inc.                     Legg Mason Wood Walker, Inc.          Wheat First Securities
1703 Oregon Pike                               330 Montage Mountain Road             P.O. Box 6570
Lancaster, PA 17601                            Scranton, PA 18507                    Glen Allen, VA 23058
1-800-526-6371                                 1-800-346-4346                        1-800-727-0304


                              INVESTOR INFORMATION

STOCK LISTING Lake Ariel Bancorp, Inc. common stock is listed on the NASDAQ Stock Market under Small-Cap Issues. In newspaper listings, Lake Ariel shares are frequently listed as "Lake Ariel" or "LABN".

TRANSFER AGENT American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005. Stockholders who may have questions regarding their stock ownership should contact Shareholder Services at 1-800-937-5449.

DIVIDEND CALENDAR Dividends on Lake Ariel Bancorp's common stock, if approved by the Board of Directors, are customarily paid on March 15, June 15, September 15, and December 15.

CORPORATE OFFICE             INDEPENDENT AUDITORS

Lake Ariel Bancorp, Inc.     Parente, Randolph, Orlando, Carey & Associates
P.O. Box 67                  46 Public Square
Lake Ariel, PA 18436         Wilkes-Barre, PA 18701
(717)698-5695                (717)820-0100

AUTOMATIC DIVIDEND REINVESTMENT PLAN Common stockholders of Lake Ariel Bancorp, Inc. may have their dividends reinvested automatically in Lake Ariel common shares at a 5% discount from the "Fair Market Value" on the quarterly dividend payment date. Stockholders participating in the plan may also purchase, per quarter, up to $2,500 in additional shares at the price per share determined on the quarterly dividend payment date. There are no brokerage fees, commissions or service charges on any stock purchases made by plan participants. Information regarding the plan is available by contacting American Stock Transfer and Trust Company, Dividend Reinvestment Department, 40 Wall Street, 46th Floor, New York, New York 10005, 1-800-278-4353.

DIVIDEND DIRECT DEPOSIT Common stockholders of Lake Ariel Bancorp, Inc. may have their dividends deposited electronically into their bank account by contacting Shareholder Services, American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005, 1-800-937-5449.

SEC REPORTS AND ADDITIONAL INFORMATION Upon written request of any stockholder, investor or analyst, a copy of the Corporation's report on Form 10-KSB for its fiscal year ended December 31, 1995, including financial statements and the schedules thereto, required to be filed with the Securities and Exchange Commission, may be obtained, without charge, by contracting the Chief Financial Officer, Lake Ariel Bancorp, Inc., P.O. Box 67, Route 191, Lake Ariel, PA 18436
(717)698-5695.