Form 10-K, Exhibit 13
period 1996-12-31
LAKE ARIEL BANCORP INC
filed 1997-03-26
CIK 723878

                                                                     EXHIBIT 13


                          ANNUAL REPORT TO SHAREHOLDERS
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1996

                                      YOUR
                                     PARTNER
                                    FOR LIFE






                                     LA BANK







                            LAKE ARIEL BANCORP, INC.
                               1996 ANNUAL REPORT

                                      YOUR
                                     PARTNER
                                    FOR LIFE


                   LAKE ARIEL BANCORP, INC. 1996 ANNUAL REPORT



TABLE OF CONTENTS

-Financial Highlights                                           2
-Message to Our Stockholders                                    3
-Board of Directors                                             7
-Your Partner for Life                                          8
-Responsibilities for Preparation of Financial Statements      17
-Financial Review: Management's Discussion and Analysis        18
-Consolidated Financial Statements
    -Balance Sheet                                             33
    -Statement of Income                                       34
    -Statement of Changes in Stockholders' Equity              36
    -Statement of Cash Flows                                   37
    -Notes to Consolidated Financial Statements                39
    -Report of Independent Certified Public Accountants        56
-Investor Information                                          58
-Company Directors and Officers                                59
-Office Locations                                              61
-Business Development Boards                                   62

FINANCIAL HIGHLIGHTS - 1996


                                                  (dollars in thousands,
                                                  except per share data)
                                           1996           1995           1994
                                         --------      --------        --------

Total Assets .........................   $297,906       $251,859       $236,125
Total Deposits .......................    253,196        208,759        192,187
Net Loans ............................    175,990        152,306        135,018
Stockholders' Equity .................     21,172         19,509         15,799
Book Value Per Share .................      12.02          11.77           9.64
Net Income ...........................      3,031          2,307          2,128
Earnings Per Share* ..................       1.73           1.33           1.24
Dividends Per Share ..................       0.70           0.59           0.55
Return on Average Total Assets .......       1.09%          0.92%          1.04%
Return on Average Stockholder's Equity      14.97%         13.17%         13.07%
Dividend Payout Ratio ................      39.14%         42.13%         42.15%
Stockholders' Equity to Total Assets .       7.11%          7.75%          6.69%



*Reflects adjustment for 5% stock dividend issued on October 1, 1996.

MESSAGE TO OUR STOCKHOLDERS

Financial Success
         1996 was another extremely successful and exciting year for Lake Ariel Bancorp, Inc. and its wholly owned subsidiary, LA Bank, N.A. Success can be measured by our outstanding financial performance achieved in 1996. Our primary objective is to create value for our shareholders. To that end, we produced unprecedented results in 1996.

         Assets and deposits grew at an exceptional rate compared to other financial institutions reported in published national averages. Net income, dividend payment, and stockholders' equity all reached record levels.

         The past year was very challenging, but satisfying, to all our board members, management and employees who are vital to our success.

Net Income - $3,031,000 - Up 31%
         Net income reached an all time record high of $3,031,000 - up 31% from 1995 earnings of $2,307,000. Operating earnings for the year were $1.73 per share compared to $1.33 per share in 1995 (after adjustment for 5% stock dividend issued on October 1, 1996). Return on average assets increased 18% to 1.09% in 1996, up from .92% in 1995, a very significant measurement of our earnings performance. Improvement in net interest income and improved expense management were the primary factors in this performance.

Stockholder Value - 65% Return
         At year-end 1996, our Company continued to be in a strong capital position. Stockholders' equity was at $21,172,000. The Tier I, or core capital, ratio was 11.72% and the total risk-based capital ratio was at 12.72%, this in comparison to regulatory minimums of 4% and 8%, respectively. In view of our strong capital position and record earnings, our Board of Directors voted to increase cash dividends from $.59 in 1995 to $.70 per share and also pay a 5% stock dividend during 1996. Our return on stockholders' equity increased 14% from 13.17% in 1995 to 14.97% in 1996. Return on stockholders' equity is arguably the most important measurement of a bank's performance and our return ranks us among the top performing financial institutions reported in industry reports.

         As stated above, in addition to the 19% increase in cash dividends paid during 1996, on October 1, 1996 a 5% stock dividend was paid to stockholders. The market value of the Bank stock increased during 1996 from $14.75 on January 1 to close at $22.75 on December 31. By factoring in the 1996 dividend payment of $.70 per share, in conjunction with the $8.00 per share appreciation in the market value and the 5% stock dividend valued at $.83 per share, a 65% total return to our stockholders in 1996 was realized.

         Book value increased from $11.77 in 1995, up $.25 or 2.00%, to $12.02 in 1996. The Company's (LABN) market price closed at $22.75 per share on December 31, 1996. At year end, the stock price was selling at 190% of book value and at 13.2 times earnings.

Growth - Deposits Up 21%

         1996 proved to be another year of exceptional growth. Total assets increased by 18% and deposits by 21% to $297,906,000 and $253,196,000, respectively.

         Total loans increased by 16% to $175,990,000. During 1996, 490 or $36,014,000 in residential mortgage loans were closed. Of this total, 130 or $11,734,000 were sold or securitized in the secondary market.

         At year-end, our mortgage loan servicing pool totaled $120,000,000. This portfolio is expected to generate service fee income of approximately $325,000 in 1997.

Asset Quality
         Favorable trends in credit quality continued as nonperforming assets as a percent of total assets decreased 25% in 1996 to 1.02% compared to 1.36% in 1995.

         Allowance for possible credit losses in 1996 grew to $1,830,000 or 1.03% of loans from $1,657,000 or 1.08% of loans in 1995. Provision for credit losses decreased from $810,000 in 1995 to $650,000 in 1996. We are very satisfied with our current asset quality and will continue to make it a top priority.

Strengthening the Organization - Personnel, Branches, Products
         As we continue to strive for improvement by expanding our markets and products, management changes are necessary to achieve our goals.

         During 1996, our management team was strengthened with the hiring of John "Jack" Foley as Vice President in charge of the Bank's loan departments. Jack's experience and expertise added strength specifically to our commercial loan department.

         Also during the year, Dan Santaniello was named Assistant Vice President to oversee loan operations, Lynn Thiel was appointed Auditor, Kathy Horan was named Assistant Vice President in charge of compliance and Marcy Swingle was promoted to Assistant Vice President in the Human Resources Department. Treva Day, Lake Ariel Branch Manager and Peter Misura, Eynon Branch Manager were promoted to Assistant Vice President. Doris Hellerman was transferred to the Administration Center and promoted to Assistant Vice President in charge of consumer loans.

         Three new branches were added in 1996. Lake Wallenpaupack opened on November 25, 1996 and branches in Milford and Mountainhome were purchased from PNC Bank and opened on December 23, 1996. These three new branches strengthened our position in Pike County and extended our servicing area into Monroe County, bringing our total banking network to fourteen offices serving Lackawanna, Monroe, Pike and Wayne Counties. The value of our franchise will continue to grow as we increase our strength in the marketplace with added locations and strong financial performance.

         During the early part of 1996, the Bank took its latest aggressive step by becoming one of the first banks in the area to establish a presence on the World Wide Web. Management believes that this electronic link to the future is a great way to inform the community about LA Bank's products and services. Taking a proactive step towards the technological future will ensure LA Bank's continued position at the top of community banking. Net surfers can visit LA Bank's new home page at http:/www.labank.com.

         In the second quarter of the year, LA Bank also became one of the first approved community banks in the area to participate in the IOLTA program (Interest On Lawyers Trust Account). The account, which offers no minimum balance requirement and pays the Bank's current Super Now interest rate, is offered to lawyers who invest fiduciary funds for clients. The earnings on the account may be conveyed to the IOLTA program which distributes the IOLTA funds for the delivery of legal assistance to the poor and disadvantaged, legal education clinical programs, the administration of justice and future development of the IOLTA program.

         Other new products or services introduced during the third quarter include a budget checking account for low-volume consumer and business accounts. These products were developed in response to customer requests received through a customer survey solicited during "Customer Appreciation Week" held during the year at all branch offices. The week long event offers the customer a chance to visit with the staff, offer suggestions to improve service and request new products not currently offered by the Bank.

         In the fourth quarter of this year, the Bank also became one of the leaders in the area in offering a new Visa(R) Check Card to the Bank's customers. Tied to an LA Bank checking account, the card can be used to access the customer's available checking balance at an ATM, or can be used as a check replacement at merchant locations for purchases. The Bank hopes to attract new customers to the Bank with the addition of this innovative new card.

Community Reinvestment
         During 1996, LA Bank was one of four Northeastern Pennsylvania financial institutions to provide financing to preserve, renovate, and convert The Hotel Jermyn in Scranton, Pennsylvania into 85 apartment units for the elderly and people with disabilities.

         In the spring of 1996, LA Bank revised its "Welcome Neighbor" Program. This program was developed to assist first time home buyers with low to moderate incomes by offering mortgage plans with reduced rates and points based on family income. Also, LA Bank held its second annual Home Buyer's fair at the Keyser Valley Community Center. This annual event is designed to satisfy the credit needs of the residents of our local communities and to inform them of the various types of mortgage financing options available to them. Builders, lawyers, insurance agents, and mortgage loan originators were present to answer questions prospective borrowers may have regarding the home buying and building process.

         LA Bank has always prided itself in being the area's leader in home mortgage loans. In November of this year, we were notified by the Federal Reserve Bank of Philadelphia that LA Bank was cited as the top mortgage lender in Scranton for low and moderate income census tracts in 1995. The ranking was based on information provided by the Department of Community and Consumer Affairs, and included conventional mortgage lending for 1-4 unit, owner-occupied residential properties. We are very proud of this accomplishment.

Your Partner For Life
         For the year ended December 31, 1996, LA Bank achieved record results in all major aspects of financialWe are proud of this year's performance and believe our strategy gives us optimism for future years.

         Our theme of this year's Annual Report is "Your Partner For Life". This signifies our commitment to remain a community bank with local ownership and management. We believe our philosophy of offering quality products with personal customer service is vital to our existence and is the main reason we continue to increase our market share within the communities we serve.

         In June of 1996, LA Bank once again received the top rating "Blue Ribbon Bank" by Veribanc, which is an award reserved for those highly rated financial institutions which have demonstrated exceptional attitude for safety, soundness and financial strength and is the oldest national accolade presented to banks by private sector analysis.

         Looking to the future, management believes that an excellent financial franchise has been established. The Company has exercised a broad involvement in the various communities it serves and continues to meet the credit needs of all community segments. We believe that the Company's current commercial and retail loan growth momentum, balance sheet strength, and operating efficiency provide the nucleus for continued and improved earnings trends. However, for factors that could influence these expectations, see "Factors That May Affect Future Results" in the Management's Discussion and Analysis section of this annual report.

         Unfortunately, during the past year, we lost three members of our LA Bank family. In February, 1996, Eugene M. Cook, who was a Director of the Bank from 1960 to 1979 and Bank President from 1967 to 1979, passed away. Mr. Cook's 29 years of dedicated service to our institution will be deeply missed. The Cook family has been a vital part of our organization since the Bank's founding in 1910.

         Willis Gilpin, who joined our Bank in 1992 as a member of our Lake Region Business Development Board, passed away after an illness in October, 1996. In January, 1997, Charles "Sid" Phillips passed away after a short illness. Sid joined the Bank in 1986 as branch manager of our Greene-Dreher Branch and after his retirement served on our Lake Region Business Development Board. Both will be greatly missed and will be remembered for their contribution and commitment to LA Bank.

         In 1996, we appointed several new members to our Business Development
Boards: Lake Region - Harry Howell, Brian Smolsky, Alice Trunzo and Michael Walker, Esq.; Lackawanna Region - Ervin Brong, Dr. Dominick Cruciani, Ron Leas, and Mark Suchter; Pocono Region - Donald W. Henderson, M.D. and Victor Decker, Esq.

         We thank our Board of Directors, Business Development Boards, management and employees for making 1996 a very successful year. Their effort and support, coupled with invaluable experience, are appreciated by all of us. Once again, as a stockholder, we sincerely hope that you continue to support, promote and patronize your Bank so that we may continue in our efforts to grow as a strong locally-owned community bank.




John G. Martines
Chief Executive Officer of the Corporation and President and
Chief Executive Officer of the Subsidiaries




Bruce D. Howe
President of the Corporation
and Chairman of the Subsidiaries

Board of Directors

Attorney William C. Gumble- Age 59. Attorney Gumble has served on the Board of Directors since 1985. He resides in Paupack, Pike County. He retired from an active law practice in 1993. He has held office as County Solicitor and District Attorney of Pike County.

Arthur M. Davis- Age 69. Mr. Davis is the senior member of our Board of Directors, elected to the Board in 1969. He is President of Lake Ariel Hardware and is a lifelong resident of Lake Ariel.

Bruce D. Howe- Age 65. Mr. Howe is Chairman of the Board of LA Bank, N.A., and is a resident of Lake Ariel. He is President of John T. Howe, Inc. which operates local fuel and heating oil companies, a motel, interstate truck stop and convenient stores.

Harry F. Schoenagel- Age 61. Mr. Schoenagel was elected to the Board of Directors in 1985. He is a resident of Greentown and is a partner in Schoenagel & Schoenagel Associates, a local engineering and surveying company located in Pike County.

John G. Martines- Age 50. Mr. Martines is Bank President and CEO and has been employed by the Bank and on the Board of Directors since 1979. He is a resident of Newton Lake, Greenfield Township, Lackawanna County.

Peter O. Clauss- Age 67. Serving on the Board since 1986, Mr. Clauss is the newest member. He was the former President of C & D Builders, Inc., a contracting firm, and is presently retired and a resident of Lake Ariel.

Donald E. Chapman- Age 60. Mr. Chapman has been on the Board of Directors since 1972. He is a resident of Lake Ariel and owner of a Nationwide Insurance agency for the past 35 years. He also serves as a Wayne County Commissioner.

Caption:

Above: The Lake Ariel Bancorp Board members are pictured here, L to R: Attorney Willian C. Gumble, Arthur M. Davis, Bruce D. Howe, Harry F. Schoenagel, John G. Martine, Peter O. Clauss, Donald E. Chapman. The Board's membership has remained stable and unchanged for most of the years since the formation of the Bancorp in 1983.

Board of Directors

1996 continued to be a year of growth for LA Bank. Throughout the year we expanded our coverage area to include four counties: Lackawanna, Wayne, Pike and Monroe. Throughout the last decade and a half LA Bank has achieved unprecedented financial strength and market share by growing from a single unit financial institution into a fourteen branch $298 million Bank. Although we have grown at an exceptional pace, our focus on increased profitability and enhanced stockholder value continue without sacrificing the quality products and services we offer to the markets we reach. Technological innovation, the directives of our Board, management's leadership and employee services allow LA Bank to remain reactive to consumer needs while maintaining a pool of resources to meet proactive consumer demands.

Caption:

Left: Member of the Board of Directors of the Lake Ariel Bancorp, Inc., Chairman Bruce D. Howe (left), and Attorney William C. Gumble (right), are pictured reviewing building plans for the LA Bank Lake Wallenpaupack Branch, opened November, 1996.

Caption:

Right: Members of the Board of Directors of the Lake Ariel Bancorp, Inc., Harry
F. Schoenagel (left) and Arthur M. Davis (right) are pictured outside the new Mountainhome Branch, opened December, 1996.

Caption:

Above: Members of the Board of Directors of the Lake Ariel Bancorp, Inc., John
G. Martines (left), Peter O. Clauss (Center), and Donald Chapman (right) meet in the New Milford Facility, opened December, 1996.

"LA Bank is committed to meeting the ongoing financial needs of our customers and prospective customers in ways that will allow us to reward the dedication of our employees and shareholders." Our corporate mission statement continually reminds us we are united with our customers, employees, and shareholders in a sphere of common interest. We are challenged to meet the ongoing and ever-changing needs of our customers, each reflective of their unique lifestyles and situations. We meet this challenge by continually developing and improving a full line of products and services to enhance the successful financial goals of those who call LA Bank their Bank. Whether our customers begin their relationship as a child, a teen, or a senior, LA Bank's diverse products and responsive service establishes our position as the Bank who is Your Partner For Life. Large or small, corporate or personal, LA Bank offers a full banking relationship to our customers allowing us to reward the dedication of our employees and shareholders. Our unique relationships have lead us to dedicate this year's annual report to those whose lives we affect and in turn effect us, those who have just begun to know and grow with us, as well as those who have partnered with us throughout their ever-changing lives. We are LA Bank, Your Partner For Life.

Caption: The Ceresko family of Mt. Cobb, featured on our cover and above, are represented by Joseph S. and his wife Helen, Joseph P., his wife Nancy and their children, Adam (11) and Ellen (4). The Ceresko's are the owners of Space Age Plastics, a plastic product manufacturing company in Mt. Cobb, founded in 1966 by Joseph S. and Helen. Joseph S. began his affiliation with the Bank in 1981 when he became a charter member of LA Bank's Business Development Board. His son, Joseph P. assumed his seat on the Board four years ago. Joseph P. notes, "We have a great full-service relationship with LA Bank. We've used them since the Mt. Cobb Branch opened. Being a Member of the Business Development Board has allowed us to help enhance the progress of the Bank and our community."

Kids' Top Accounts

The children of the communities we serve are our future and as a result LA Bank introduced the Kids Top savings account in 1996. The Kids Top account is one of twenty personal deposit products marketed by LA Bank that fulfill the needs of specific market segments of the Bank's consumer base. The account strengthens LA Bank's commitment to community service by providing free photographing and fingerprinting of each child who participates. LA Bank's commitment to the youth of our communities is further conveyed by our employees, like Ann Marie DeRigge, who provided educational instruction about banking to youths involved in The Junior Achievement Program (pictured above). LA Bank looks forward to each child growing with us and taking advantage of the many other products we can offer them throughout their journey as partners for life.

Caption: Left, Below and Right: A Clarks Summit elementary education class learns about banking from Ann Marie DeRigge, one of LA Bank's 1996 Junior Achievement Program participants.

Caption: Below and Below Right: A Kids Top Day was recently held at the Bank's Mall at Steamtown Branch where the children were treated to a visit from WOLF-TV's "Topper". The children were provided with light refreshments, balloons, activity and coloring books and information our Kids Top account.

Caption: Bonnie Robinson, Assistant Cashier, interacts with children at "Kids Top Day."

Student Loans

LA Bank has assisted students in fulfilling their career ambitions by providing student loans and accounts since 1910. LA Bank Branch Manager Pat Jenkins notes, "We establish relationships with students that last a lifetime. We see many of the students go on to become our community leaders of tomorrow." Our products have offered financial assistance to professionals like educator Laurie Wagner who has been an LA Bank customer since childhood. "As a member of the Lake Ariel community, I began my relationship with LA Bank because it was a community bank. I maintained my savings account with the Bank in my teens and received student loans to help me pursue my undergraduate degree from Penn State University. I've used LA for my home mortgage and auto loans. I've always felt there was something special about the customer service I experienced."

Caption: Below Left and Right: Laurie Wagner, the daughter of Branch Manager Treva Day, (pictured at right with Ann O'Reilly and Pat Jenkins) resides with her husband Donald in Lake Ariel. Now at the "Head of Her Class", Laurie gives back to the community by teaching 4th grade at the Robert D. Wilson School, Western Wayne School District, Waymart, PA

Caption: Above Left and Below: Pat Jenkins, The Mall at Steamtown Branch Manager, explains the economic benefits of enjoying a Graduate Checking Account exempt from balance requirements to college students at the University of Scranton's Orientation Day held this past summer.

Auto Loans and Leases

Whether our customers are looking for their first car or seeking financing for company vehicles, LA Bank specifically tailors our auto product financing to the individual needs of our customers. LA Lease, our wholly-owned subsidiary and the only locally-owned independent leasing company in PA, offers leasing as a popular alternative to financing. Thomas Dziak notes, "Because we know our customers needs are diverse, we help them define the best financial solution for their situation."

For a fourth consecutive year, LA Bank's dealer services department co-sponsored a Used Car Dealer Tent Sale. Held at the Viewmont Mall with six participating automobile dealers, the tent sale resulted in the financing of over 87 vehicles, generating over $830,000 for LA Bank's dealer services loan portfolio.

Caption: Center and Below: Getting a quick decision on an auto loan from LA Bank (less than 24 hours) was important for Keith Yurgosky. "My wife Marion was suddenly left without a car to use for her 70 mile commute to work. We needed a car as quickly as possible and went to LA Bank's Used Car Dealer Tent Sale where there was a tremendous selection of automobiles. Erv Brong of Pier Motors took the time to get to know us and our needs. Because of LA Bank's low rates, and the friendliness and professionalism we experienced, we financed our car through them. In fact, we recently purchased our second automobile in October." The Yurgosky's, of Jermyn, PA, are pictured below caring for their GEO Prism.

Small Business Loans

Our customers know what they need to make their businesses competitive in today's market, and they look to Jack Foley and Bill Kerstetter to get it. Jack notes, "LA has the reputation for helping our customers become successful because we are responsive to their needs for comprehensive banking services." LA Bank strives to strengthen our communities by lending monies for equipment, consolidation, expansion, modernization and other financing needs. We're proud to enhance our communities by providing the financing which supports prosperity through successful commerce and job opportunity.

Caption: Right and Below: Dunmore residents Margi and Bill McGrath, owners of Universal Printing, are pictured in their Scranton facility. Universal specializes in legal and financial printing as well as two-color traditional commercial printing.

Caption: Margi notes, "We've had a relationship with LA since 1983. Without them we wouldn't have grown as quickly as we have. Our business is capital intensive and LA has been there for us. If ever there was a true example of how LA Bank helps a business, this is it."

Caption: Above, Left and Below: Grace Farnham, Sole Proprietor of Combinations by Grace, the Clarks Summit woman's boutique that supplied the upscale employee uniforms for LA Bank notes, "My customers come to me for my personalized service and advice on business and casual apparel and accessories.

Caption: After working with another bank and finding they were not responsive to my needs, I contacted LA Bank. LA's Tom Byrne was such a gentleman. He took the time to get to know me and what I needed. Within a week of application, it was signed, sealed and delivered." LA Bank representatives met Ms. Farnham at a local business card exchange, another example that illustrates how LA Bank is the local community bank that is responsive to the demands of all of our customers.

Home Mortgage Loans

LA Bank has made real estate financing our specialty since 1910. Whether our customers are looking for their primary home, vacation home, or to finance construction, we've helped hundreds of families realize their dream. Mary and Barry Mohr of New Hope PA (above) received the mortgage for their lake-front vacation home from LA Bank. Mary notes, "We were working with a financial institution out of New York City, and were approved for our mortgage when we received a devastating telephone call. Our mortgage loan would be cancelled unless we destroyed the guest home on the property. I couldn't believe it. Our credit history and income were ideal for owning a second home and the guest home was only five years old. I turned to Peter Bilyk at LA Bank. He took the time to visit the property and knew it's value. Because of LA Bank, we will enjoy many wonderful weekends at Lake Wallenpaupack."

Caption: This Page: Barry and Mary Mohr, an Electrical Engineer and Educator from New Hope, PA have been banking with LA for approximately 3 years. "LA Bank provided friendly service and competitive interest rates. They were caring at a time when we needed it most. Peter Bilyk even called us approximately one year after our closing with refinancing information; it saves us money monthly. He didn't have to do that. That's service."

Senior Accounts

LA Bank's Senior Account customers use our market specific products to help plan, maintain and manage their finances. Our sound investment products, such as our Certificates of Deposit, Add-On Cds and IRAs form the foundations for their future financial security, while our Lifestyles and Lifestyles 55 accounts offer our seniors immediate benefits which afford reduced costs, increased convenience and special recognition. Karen Pasternak adds, "Our senior products provide peace of mind to our customers. The customers work with our knowledgeable staff to make 55 or better a time to enjoy the fruits of a successful life." Pictured customers Joseph S. and Helen Ceresko note, "We opened our IRA accounts with LA Bank in 1981. We are now at the time of our life when we see the benefits LA's IRAs bring to us."

Caption: This Page: Joseph S. and Helen Ceresko enjoy low-cost, value-added products designed for our senior customers. These products exemplify one more way in which LA Bank meets the needs of the residents of our local communities.

Responsibilities for Preparation of Financial Statements

         The management of Lake Ariel Bancorp, Inc. ("LAB" or "the Company") is responsible for the preparation, integrity and fair presentation of the financial statements, as well as other information contained in the annual report. Estimates are an integral part of preparing financial statements as management must make informed judgements about the expected effects of events and transactions prior to their definitive resolution.
         In meeting its responsibility for the reliability of the financial statements, the Company depends on its system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with the appropriate corporate authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Although accounting control procedures are designed to achieve these objectives, it must be recognized that errors or irregularities may nevertheless occur. The effectiveness of the system of accounting controls is reviewed continually throughout the year by an established program of internal audit. These controls are constantly modified and improved in response to changes in business conditions and operations. The design, monitoring and revision of internal accounting controls involve, among other considerations, management's judgement with respect to the relative cost and expected benefits of specific control measures. The Company believes that its accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period by employees in the normal course of performing their assigned functions.
         Management discharges its responsibility for the financial statements through the Audit Committee of the Board of Directors, comprised entirely of Directors who are not Company employees. This responsibility includes general oversight of the Company's accounting system, internal accounting controls, financial accounting and reporting matters and regulatory reports. The independent auditors and the Company's internal audit department have direct access to the Audit Committee, and meet with it, with and without management being present, to discuss auditing and financial reporting matters.
         The accompanying financial statements have been audited by Parente, Randolph, Orlando, Carey & Associates, Certified Public Accountants, for the purpose of rendering an independent professional opinion, and their report is included herein.



Joseph J. Earyes, CPA
Vice President and Treasurer

Management's Discussion and Analysis

The consolidated financial review of Lake Ariel Bancorp, Inc. ("LAB" or "the Company") provides a comparison of the performance of the Company for the years ended December 31, 1996, 1995, and 1994. The financial information presented should be reviewed in conjunction with the consolidated financial statements and accompanying notes.

Background

Lake Ariel Bancorp, Inc. is a one bank holding company whose principal subsidiary is LA Bank, N.A. LAB operates fourteen full-service branch banking offices in its principal market area in Lackawanna, Monroe, Pike and Wayne Counties. At December 31, 1996, LAB had 119 full-time equivalent employees.

Analysis of Results of Operation

Summary of Net Income
In 1996, net income increased 31% over 1995, while net income in 1995 increased 8% over 1994. On a per share basis, net income was $1.73 per share, when compared to $1.33 for 1995. Weighted average shares outstanding for 1996 were 1,755,000 shares as compared with 1,652,000 shares for 1995. Earnings per share and weighted average shares outstanding reflect adjustment for the 5% stock dividend issued on October 1, 1996.

The growth in net income during 1996 is again attributable to the improvement in net interest income, which increased by 12% for the year, coupled with a 9% or $225 thousand increase in other operating income. This net increase more than offset the 3% increase in other operating expenses. The Company will continue to focus its efforts toward retail banking services within its market area with specific attention given to increasing market share.

The growth in net income during 1995 is also attributable to the improvement in net interest income, which increased by 10% for the year, coupled with a 48% or $802 thousand increase in other operating income. This net increase more than offset the 14% increase in other operating expenses.

Net Interest Income
Net interest income is the difference between interest income and fees on earning assets and interest expense on deposits and borrowed funds. The principal components of earning assets are loans and investment securities. The sources used to fund these assets are deposits, borrowed funds and capital. For purposes of this review, income that is exempt from federal income taxes has been adjusted to a tax equivalent basis using the statutory federal income tax rate of 34% for each period.

In 1996, net interest income increased by $1.1 million or 12% over 1995 levels. During 1996, net interest income was positively impacted by the volume increase in earning assets and the positive improvement in the net interest expense charged on interest-bearing liabilities.

Average earning assets grew by 11% or $24 million over 1995 levels. Average loans and leases increased by 13% or $20 million from 1995 levels. Average commercial loans grew 9% or $4 million over 1995 levels. Interest income on commercial loans increased $141 thousand or 3%, due to the increased volume offset by the decreasing rates through most of 1996. The national prime rate as reported in a national publication published daily, an index to which the majority of these loans are tied, was 8.25% and 8.50% at December 31, 1996 and 1995, respectively. Average real estate loans increased 23%, which contributed to a 23% increase in interest income. Average consumer loans, which include credit card receivables, increased $232 thousand or 1% over 1995, and resulted in a 3% increase in related interest income.

On average, investment securities increased $5 million or 6% over 1995 levels, compared to a $19 million or 31% increase in 1995. Income earned on investment securities increased by 6% in 1996 compared to a 34% growth in 1995. As is discussed under Financial Condition, the asset/liability management and investment strategies that were employed during 1996 generated increased volume thus creating an increase in investment income. The mix of securities in the investment portfolio changed slightly during 1996. Taxable securities, which represented 79% of the investment portfolio in 1995, decreased to 76% in 1996. Tax-exempt securities now represent 24% of the portfolio compared to 21% in 1995. In 1996, tax-exempt securities, for part of the year, provided better after-tax investment returns than taxable issues in similar maturity and quality ranges. In addition, from a Federal income tax standpoint, a mid-year strategy of increased investments in tax-exempt securities provided more favorable returns than were available in taxable securities. Accordingly, average balances on State and municipal securities increased $3.5 million in 1996.

Average interest-bearing deposits increased $23 million or 13% in 1996. As interest rates rose in 1995 and continued constant through most of 1996, more depositors sought higher rate, longer-term deposits. Savings and interest-bearing demand deposits, which averaged $67.1 million in 1995, have decreased to $64.2 million in 1996. As a percentage of total average interest-bearing deposits, savings and interest-bearing demand deposits represent 31% of the total in 1996 compared to 37% in 1995. Due to the shift in the mix of deposits, the rates at which they were repricing and the volume increase, interest expense on deposits increased $784 thousand, or 10% in 1996. These results were reflected in the cost of funds which increased 7% from 1995 through 1996, while the volume increased by 10%. However, interest expense as a percent of earning assets decreased by 13 basis points due to the volume increase in earning assets. There were no brokered deposits within the Company's deposit base during 1996, 1995 or 1994.

Short-term borrowings, which included federal funds purchased and securities sold under agreements to repurchase, averaged $3.6 million in 1996 compared to $5.2 million in 1995. These borrowings remained relatively constant through 1996. During 1996, borrowings of $5 million from the Federal Home Loan Bank of Pittsburgh ("FHLB") were repaid.

The overall effect of the increase in interest rates, the shift in mix of deposit accounts and the growth in earning assets still produced a positive impact on net interest margin, in spite of overall decreasing margins. The net interest margin increased by 5 basis points to 4.20% in 1996 from 4.15% in 1995. During 1997, the net interest margin is expected to improve because of the anticipated decrease in the Company's cost of funds while maintaining the current rate of interest income on earning assets. However, for a discussion on factors that could influence the net interest margin, see "Factors That May Affect Future Results."

In 1995, net interest income grew by 9%, or $760 thousand over the same period in 1994. The continued strong growth of earning assets, which grew 24% over 1994 levels, had a significant positive impact on this growth.

The following tables provide an analysis of changes in net interest income with regard to volume, rate and yields of interest-bearing assets and liabilities based on month-end average balances for each period. Components of interest income and expenses are presented on a tax-equivalent basis using the statutory federal income tax rate of 34% each year.

Distribution of Assets, Liabilities and Stockholders' Equity
Interest Rates and Interest Differential

                                                                                  (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31,                      1996                            1995                         1994
----------------------------------------------------------------------------------------------------------------------------------
                                               Average   Annual  Interest   Average   Annual  Interest   Average   Annual  Interest
                                               Balance   Rate    Income/    Balance   Rate    Income/    Balance   Rate    Income/
                                               (1)               Expense    (1)               Expense    (1)               Expense
Assets
Federal funds sold                            $  3,124   5.25%   $   164    $  2,889  5.33%   $   154    $  1,835   4.03%    $   74
Deposits in Federal Home Loan Bank                 145   4.14%         6         479  4.59%        22         121   3.31%         4
Investment Securities:
   U.S. government agencies                     63,443   6.81%     4,323      61,842  6.77%     4,187      41,237   6.17%     2,544
   State and municipal (2)                      20,393   8.20%     1,673      16,890  8.57%     1,448      18,932   8.95%     1,695
   Other securities                              1,460   5.89%        86       1,790  6.54%       117       1,210   4.38%        53
                                              --------  -----    -------    -------- -----    -------    --------  ------    ------
     Total Investment Securities                85,296   7.13%     6,082      80,522  7.14%     5,752      61,379   6.99%     4,292
Loans and Leases:
   Commercial, financial and industrial(4)      48,626   9.43%     4,585      44,438 10.00%     4,444      41,975   8.71%     3,655
   Real estate-construction and mortgage        80,395   8.16%     6,557      65,250  8.15%     5,318      52,990   7.76%     4,114
    Installment loans to individuals(3)         34,213   9.50%     3,251      34,664  9.31%     3,226      26,459   9.33%     2,469
   Lease financing (3)                           2,114   9.41%       199       1,431  8.67%       124       1,158  10.79%       125
                                              --------  -----    -------    -------- -----    -------    --------  -----     ------
     Total Loans and Leases                    165,348   8.83%    14,592     145,783  8.99%    13,112     122,582   8.45%    10,363
Total Earning Assets                           253,913   8.21%    20,844     229,673  8.29%    19,040     185,917   7.92%    14,733
Cash and due from banks                          9,834     --         --       9,368    --         --       9,598     --         --
Premises and equipment, net                      7,769     --         --       7,718    --         --       6,489     --         --
Other assets, less allowance for possible
   credit losses and loan fees                   5,438     --         --       4,343    --         --       1,673     --         --
                                               -------  -----    -------    -------- -----    -------    --------  -----    -------
Total Assets                                  $276,954   7.53%   $20,844    $251,102  7.58%   $19,040    $203,677   7.23%   $14,733
                                              ========  =====    =======    ======== =====    =======    ========  =====    =======
Liabilities and Stockholders' Equity
Interest-Bearing Deposits:
   Demand                                     $ 25,764   2.08%   $   537    $ 25,993  2.38%   $   618    $ 26,094   2.42%   $   631
   Savings                                      38,472   4.03%     1,549      41,186  3.70%     1,524      45,600   2.61%     1,192
   Time                                        105,883   5.05%     5,350      86,980  5.37%     4,671      58,092   4.59%     2,669
   Time over $100,000                           33,811   4.50%     1,521      26,960  5.04%     1,360      16,461   4.24%       698
                                              --------  -----    -------    -------- -----    -------    --------  -----    -------
     Total Interest-Bearing Deposits           203,930   4.39%     8,957     181,119  4.51%     8,173     146,247   3.55%     5,190
Short-term borrowings                            3,312   5.25%       174       4,698  5.39%       253       4,805   4.29%       206
Securities sold under agreements
   to repurchase                                   338   5.03%        17         546  5.31%        29         731   4.10%        30
Long-term debt                                  16,275   6.36%     1,035      17,898  5.92%     1,059      10,601   5.10%       541
                                             ---------  -----    -------    -------- -----    -------    --------  -----    -------
       Total Interest-Bearing Liabilities      223,855   4.55%    10,183     204,261  4.66%     9,514     162,384   3.67%     5,967
Noninterest-bearing demand deposits             29,545     --         --      26,172    --         --      23,479     --         --
Other liabilities                                3,312     --         --       3,157    --         --       1,535     --         --
                                             ---------  -----    -------    -------- -----    -------    --------  -----    -------
Total Liabilities                              256,712   3.97%    10,183     233,590  4.07%     9,514     187,398   3.18%     5,967
Stockholders' Equity                            20,242     --         --      17,512    --         --      16,279     --         --
                                              --------  -----    -------    -------- -----    -------    --------  -----    -------
Total Liabilities and
   Stockholders' Equity                       $276,954   3.68%   $10,183    $251,102  3.79%   $ 9,514    $203,677   2.93%   $ 5,967
                                              ========  =====    =======    ======== =====    =======    ========  =====    =======
Margin Analysis
     Interest income/earning assets                      8.21%   $20,844              8.29%   $19,040               7.92%   $14,733
     Interest expense/earning assets                     4.01%    10,183              4.14%     9,514               3.21%     5,967
                                                        -----    -------             -----    -------              -----    -------
     Net interest income/earning assets                  4.20%   $10,661              4.15%   $ 9,526               4.71%   $ 8,766
                                                        =====    =======             =====    =======              =====    =======

    (Percentage distributions may not add due to rounding.)
(1) Average balances have been computed using daily balances in 1996 and month-end balances in 1995 and 1994. Nonaccrual loans are included in loan balances.
(2) Interest and yield are presented on a tax-equivalent basis using
    34% for 1996, 1995, and 1994.
(3) Installment loans and leases are presented net of unearned interest.
(4) Does not include recovered interest of $49,000 on nonaccrual loan paid off during 1995.

Rate/Volume Variance Analysis Calculation

-----------------------------------------------------------------------------------------------------------------------
                                                      1996 Compared to 1995 (5)           1995 Compared to 1994 (5)
-----------------------------------------------------------------------------------------------------------------------
                                               Total        Caused by                 Total       Caused by
                                               Variance       Rate        Volume      Variance      Rate        Volume
                                               --------       ----        ------      --------      ----        ------
Interest Income
Federal funds sold                             $    10      $    (2)     $    12      $    80      $    28      $    52
Deposits in Federal Home Loan Bank                 (16)          (2)         (14)          18           10            8
Investment Securities:
     U.S. government agencies                      136           27          109        1,643          268        1,375
     State and municipal                           225          (63)         288         (247)         (69)        (178)
     Other securities                              (31)         (11)         (20)          64           33           31
                                               -------      -------      -------      -------      -------      -------

       Total Investment Securities                 330          (47)         377        1,460          232        1,228
Loans and Leases:
     Commercial, financial and industrial          141         (266)         407          789          566          223
     Real estate-construction and mortgage       1,239            4        1,235        1,204          213          991
     Installment loans to individuals               25           67          (42)         757           (7)         764
     Lease financing                                75           12           63           (1)         (28)          27
                                               -------      -------      -------      -------      -------      -------

       Total Loans and Leases                    1,480         (183)       1,663        2,749          744        2,005
                                               -------      -------      -------      -------      -------      -------

Total Earning Assets                             1,804         (234)       2,038        4,307        1,014        3,293
                                               -------      -------      -------      -------      -------      -------

Interest Expense
Interest-Bearing Deposits:
     Demand                                        (81)         (77)          (4)         (13)         (11)          (2)
     Savings                                        25          129         (104)         332          557         (225)
     Time                                          679         (286)         965        2,002          508        1,494
     Time over $100,000                            161         (157)         318          662          151          511
                                               -------      -------      -------      -------      -------      -------

       Total Interest-Bearing Deposits             784         (391)       1,175        2,983        1,205        1,778
Short-term borrowings                              (79)          (6)         (73)          47           52           (5)
Securities sold under agreements
   to repurchase                                   (12)          (2)         (10)          (1)           7           (8)
Long-term debt                                     (24)          76         (100)         518          125          393
                                               -------      -------      -------      -------      -------      -------

Total Interest-Bearing Liabilities                 669         (323)         992        3,547        1,389        2,158
                                               -------      -------      -------      -------      -------      -------

Net Interest Income Variances                  $ 1,135      $    89      $ 1,046      $   760      $  (375)     $ 1,135
                                               =======      =======      =======      =======      =======      =======

(5) The portion of the total change attributable to both volume and rate changes during the period has been allocated to the volume and rate components based upon the absolute dollar amount of the change in each component prior to the allocation.

Provision for Possible Credit Losses
The provision for possible credit losses was based on management's evaluation of the allowance for possible credit losses in relation to the credit risk inherent in the loan portfolio. Management considered various conditions including loan concentrations, charge-off history, delinquent loan percentages, review of specific loans and general economic conditions. For instance, management employed a loan grading of larger loans (usually loans of $500,000 or more) to ensure the early identification of potential problem loans which may have a potential negative impact on the future earnings of the Company. Quarterly, the loan review committee reviewed pertinent information relative to both specific credits and the total portfolio in general. Such information was used in determining the amount to be charged to the provision for possible credit losses, which thereby increased the allowance for possible credit losses. For a discussion on some of the factors that could influence management's evaluation of the allowance for possible credit losses, see "Factors That May Affect Future Results."

During 1996, the provision for possible credit losses was $650 thousand compared to $810 thousand in 1995. In 1996, the provision for possible credit losses was 136% of net charge-offs compared to 125% in 1995. The provision represented management's assessment of the risks inherent in the loan and lease portfolio while providing the amounts necessary to cover charge-offs.

In 1996, net charge-offs decreased 27% compared to a 53% increase in 1995. The current year's net charge-offs is primarily attributed to the commercial real estate sector. The Company wrote down one commercial real estate loan during 1996 which had been in litigation for approximately one year. The ratio of net charge-offs to average loans outstanding was at .30% for 1996 and .44% for 1995.

Net charge-offs on commercial and industrial loans for 1996 were $118 thousand or 25% of net charge-offs compared to $286 thousand or 44% of net charge-offs in 1995. Consumer and credit card, and real estate related debt accounted for 45% and 30% of net charge-offs, respectively.

Other Operating Income
                                            1996          1995       1994
                                            ----          ----       ----
                                                      (in thousands)
Loan origination fees                       $   266     $   179     $   422
Customer service charges and fees             1,217       1,066         683
Mortgage servicing fees                         327         302         221
Investment security gains, net                   43         331         112
Gain (loss) on sales of loans, net              114         132        (131)
Other income                                    739         471         372
                                            -------     -------     -------

   Total other operating income             $ 2,706     $ 2,481     $ 1,679
                                            =======     =======     =======

Other operating income increased $225 thousand or 9% in 1996 compared to an increase of $802 thousand or 48% in 1995. Fees generated from the origination and sale of residential mortgage loans provided 10% or $266 thousand of total other operating income. These fees increased by 49% or $87 thousand, because of the increase in residential mortgage loans sold for cash. Mortgage servicing fees were earned by servicing residential mortgage loans for investors in the secondary market. Mortgage servicing fee income increased by 8% or $25 thousand when compared to 1995. These fees were directly influenced by the volume of loans that were sold in the secondary market. Gains or losses on sales of mortgage loans occurred when the coupon rates on mortgage loans exceeded or fell short of the yields required by the purchasers. The net gain of $114 thousand recorded in 1996, compared with the net gain of $132 thousand in 1995, was indicative of the changes in interest rates during the periods in which the sales occurred.

Fee income from service charges on demand deposits, item processing, return items and other service fees increased 14% or $151 thousand in 1996. These fees, which represented 45% of other operating income, were influenced by both pricing changes and increases in the number of consumer and business demand deposit accounts which increased $7 million in 1996.

Net gains on available-for-sale securities represented approximately 2% of other operating income in 1996. The sales of these securities in 1996 resulted from the Company's decision to liquidate certain securities to capture market gains with the ability to reinvest in bonds with similar risk and yield.

Included in other income are earnings on directors' life insurance policies, credit card annual fees and merchant discounts, safe deposit box rentals and other general service fees. The increase in these fees in 1996 was 57% compared to 27% in 1995. Fees from credit card holders and other fee income contributed to the 1996 increase.

In 1995, other operating income increased 48% primarily as a direct result of the impact of the volume of mortgage loans sold and the increase in demand deposit accounts and related fees. Mortgage servicing fees increased by 37% or $81 thousand. Customer service charges grew by 56% or $383 thousand primarily due to the additional number of demand deposit accounts. Other income grew 27% due to fees from credit card holders.

Other Operating Expenses
                                             1996        1995        1994
                                            ------      ------      ------
                                                    (in thousands)
Salaries and benefits                       $3,684      $3,559      $3,003
Equipment expense                              824         747         602
Occupancy expense                            1,053       1,036         923
FDIC insurance                                   2         222         321
Foreclosed asset expenses                       51          26          44
Amortization of intangible assets              108         108         108
Advertising                                    249         242         243
Other expenses                               2,026       1,823       1,587
                                            ------      ------      ------

   Total other operating expenses           $7,997      $7,763      $6,831
                                            ======      ======      ======

Total other operating expenses increased 3% in 1996, most of which was directly related to the payment of salaries and benefits. Salaries and benefits, which were the most significant of the non-interest expenses, increased by 4% or $125 thousand over 1995 amounts. The increase was due to the additional staffing needs in both new and existing branch and administrative offices, merit increases and the added costs associated with health care insurance and other benefits which were provided by the Company.

Equipment and occupancy expenses increased 10% and 2%, respectively, during 1996. Again, the increases in these expenses were primarily attributable to the growth in the number of branch offices, in addition to overall increases in overhead expenses, maintenance costs and equipment upgrades (including computer hardware and software) throughout the branch network.

FDIC insurance assessments decreased from $222 thousand to $2 thousand. The decrease in the FDIC insurance assessment reflected the decision by the FDIC in late 1995 to charge well-capitalized banks a $1,000 semi-annual membership fee without any deposit-based insurance premium. Foreclosed asset expenses doubled to $51 thousand in 1996. The increase was a result of the acquisition of properties in 1996 without any material dispositions. Amortization of intangible assets remained constant in 1996 and was related to the premium the Company paid for the core deposits when it acquired the Milford Township Branch office. Advertising expenses also remained constant in 1996. Other expenses grew by $203 thousand or 11% in 1996 and include such costs as legal fees, professional and audit, state shares tax, directors' fees and other general operating expenses.

Total other operating expenses increased 14% in 1995 with much of the increase related to payment of salaries and benefits. Salaries and benefits rose by 19% because of added staff levels, merit increases and health care costs. Equipment expenses grew by 24% due to recurring costs such as maintenance, replacements and upgrades. Occupancy expenses were up 12% because of the additional facilities acquired and the general increases in overhead costs at all banking offices. FDIC insurance assessment decreased by 31%. The 31% decrease in the FDIC insurance assessment was directly related to an FDIC refund of assessments paid for the period form June 1, 1995 through September 30, 1995. The refund was a result of the FDIC assessment reduced from 23 cents per $100 deposits to 4 cents per $100 deposits, effective June 1, 1995. Expenses related to foreclosed assets included maintenance, repairs, taxes, insurance, legal fees and writedowns on properties. These expenses were 1% of total operating expenses in both 1995 and 1994. Advertising expenses remained constant in 1995. Other expenses, which increased by 15%, included costs such as legal fees, professional and audit, state shares tax, directors' fees, bonus incentives, amortization of intangible assets and other general operating expenses.

Income Taxes
The provision for income taxes increased 76% or $485 thousand in 1996 compared to a 19% or $100 thousand increase in 1995. Pretax income increased 41% or $1.2 million in 1996 as compared to a 10% or $279 thousand increase in 1995. The effective tax rate for 1996 was 27% compared to 22% in 1995.

Financial Condition

Statement of Condition
At December 31, 1996, the Company's total assets were $297.9 million, representing an increase of $46 million or 18% from the December 31, 1995 balance of $251.9 million. The increase in assets was primarily attributable to a $24 million growth in net loans and a $14 million increase in investment securities.

The amortized cost of investment securities, both held-to-maturity (HTM) and available-for-sale (AFS), increased $15 million or 20% from December 31, 1995 to December 31, 1996. The continued attention given to management's asset/liability and investment strategies resulted in an increase in net interest income while controlling interest rate risk. Due to the significant increase in deposits and by again utilizing structured borrowings with the FHLB, the Company was able to purchase both taxable and tax-exempt investments that provided a favorable yield pickup between the interest on deposits and borrowings versus the invested funds. During 1996, the Company purchased $10 million of securities with funds borrowed from the FHLB. The strategy that was employed provided a favorable yield pickup between the invested and borrowed funds. At December 31, 1996, gross unrealized gains in the held-to-maturity investments were $368 thousand while gross unrealized losses amounted to $405 thousand.

The maturity distribution based on amortized cost and yield of all investment securities at December 31, 1996 are as follows:

                            Within       Two-         Six-          After         No
                            One          Five         Ten           Ten           Fixed
                            Year         Years        Years         Years         Maturity      Total
                            ---------    ---------    ----------    ----------    ----------    -------
                                                      (dollars in thousands)
U.S. government agencies
   and corporations         $     410    $     298    $   12,831    $   47,555    $     --      $61,094
     Yield                       7.79%        8.51%         6.97%         6.88%                    6.91%
Obligations of states and
   political subdivisions         645        2,110         8,509        13,562                   24,826
      Yield (1)                  6.89%        7.90%         7.56%         8.22%                    7.94%
Equity securities                                                                      1,443      1,443
     Yield                       5.98%        5.98%
                            ---------    ---------    ----------    ----------    ----------    -------
Total maturities            $   1,055    $   2,408    $   21,340    $   61,117    $    1,443    $87,363
                            =========    =========    ==========    ==========    ==========    =======

       Weighted yield            7.24%        7.98%         7.21%         7.18%         5.98%      7.19%

(1) Yields on obligations of states and political subdivisions are presented on a tax-equivalent basis utilizing an effective tax rate of 34% for all maturities.

Total net loans increased by 16% from $152 million at the end of 1995, to $176 million at the end of 1996. The increase in net loans was directly related to the significant growth in consumer loans and residential mortgages. Residential mortgage loans, which included real estate construction loans, increased $15 million or 20% from year-end 1995 to 1996. Residential mortgage loans represented the most significant increase of net loans in 1996.

At December 31, 1996, consumer loans, net of unearned discounts, totaled $37 million, or $2 million higher than the December 31, 1995 balance of $35 million. The increases in home improvement loans and the expansion of the Company's indirect lending program to automobile dealers provided the majority of growth in the consumer portfolio. Commercial loans increased $6 million or 14% in 1996. Commercial loans consisted of loans made to small businesses within the Company's market area and were generally secured by real estate and other assets of the borrowers.

Total deposits increased $44 million or 21% from $209 million in 1995 to $253 million in 1996. Noninterest-bearing demand deposits increased by $6 million.
In aggregate, savings and interest-bearing demand deposits decreased by $291 thousand or 1% from 1995 to 1996. As a percentage of total deposits, savings and interest-bearing demand deposits represented 26% in 1996, compared to 31% in 1995. Savings deposits decreased by $1.7 million in 1996 as interest rates rose and certificates of deposits offered competitive alternatives. Time deposits, which include certificates of deposit in denominations of $100 thousand or more, increased $39 million or 33% in 1996. As a percentage of total deposits, these deposits increased to 62% in 1996 from 56% in 1995. Certificates of deposits in the amount of $100 thousand or more grew from $26.9 million at December 31, 1995 to $40.2 million at December 31, 1996. Approximately, $8.3 million or 62% of the growth was from public funds of school districts, county governments and local municipalities located within the Company's market area.

The Company considers its current deposit base to be stable and generally consumer in nature. The deposit mix was, in general, equally distributed among all products without any significant concentrations. For a discussion of factors that could adversely affect the stability of the Company's current deposit base, see "Factors That May Affect Future Results."

Nonperforming Assets
Nonperforming assets included nonperforming loans and foreclosed assets held for sale. Nonperforming loans consisted of loans where the principal and/or interest was 90 days or more past due and loans that had been placed on nonaccrual status. When loans were placed on nonaccrual status, income from the current period was reversed from current earnings and interest from prior periods was charged to the allowance for possible credit losses. Consumer loans were charged-off when principal or interest was 120 days or more delinquent, or were placed on nonaccrual status if a sufficient amount of collateral existed. The following table represents nonperforming assets of the Company for 1996, 1995 and 1994:

                                       1996      1995      1994
                                      ------    ------    ------
                                              (in thousands)

Loans past due 90 days or more        $1,593    $1,716    $1,125
Impaired loans in nonaccrual status      542     1,216      --
Other nonaccrual loans                    73       487     1,786
                                      ------    ------    ------
     Total nonperforming loans         2,208     3,419     2,911

Foreclosed assets held for sale          841        52       191
                                      ------    ------    ------
     Total nonperforming assets       $3,049    $3,471    $3,102
                                      ======    ======    ======

Nonperforming loans as a
   percentage of loans                  1.24%     2.19%     2.13%

Nonperforming assets as a
   percentage of assets                 1.02%     1.36%     1.31%

Nonperforming loans decreased 35% from year-end 1995. Nonaccrual loans decreased $1.1 million or 64% from year-end 1995. Commercial loans accounted for 88% of all nonaccruals, followed by real estate loans at 12%. Within the $615 thousand of total nonaccrual loans, 100% were secured by mortgages, primarily first liens, against residential or commercial properties. Loans past due ninety days or more decreased $123 thousand from 1995 year-end levels. These loans included $1.2 million in real estate mortgages, $293 thousand in consumer credit, $21 thousand in commercial loans and $103 thousand in leasing. These loans were reviewed by management at its quarterly loan review meetings regarding collection efforts.

Legal proceedings on the nonaccrual loans are ongoing, routine, and are reviewed by management on a continuing basis. No material losses are expected as a result of these proceedings.

Foreclosed assets held for sale were $841 thousand at year-end 1996 compared to $52 thousand at year-end 1995. The increase was a result of a foreclosure of a commercial loan involving land for development and five residential properties. The Company does not expect any material losses on the sales of these properties based on current appraised values exceeding book values. See "Factors That May Affect Future Results" for factors that could affect sales prices of foreclosed assets.

Potential Problem Loans
At December 31, 1996, the Company had approximately $896 thousand of potential problem loans not included in the nonperforming loan classification. Known information about possible credit problems related to these borrowers caused management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms and may result in future classification of such loans as nonperforming. These potential problem loans were taken into consideration by management when determining the adequacy of the allowance for possible credit losses at December 31, 1996. See "Factors That May Affect Future Results" for further discussion.

Allowance for Possible Credit Losses
The Company determined the provision for possible credit losses through a quarterly review of the loan portfolio. Factors such as declining economic trends, the volume of nonperforming loans, concentrations of credit risk, adverse situations that may affect the borrower's ability to repay, prior loss experience within the various categories of the portfolio and current economic conditions were considered when reviewing the risks in the portfolio. Larger exposures were analyzed individually. Over the past several years, the Company implemented stringent underwriting standards in commercial lending which resulted in a decrease in the allowance for possible credit losses. While management believed the allowance for possible credit losses was adequate, future additions to the allowance may be necessary based on changes in economic conditions. The adequacy of the allowance for possible credit losses was reviewed quarterly by a loan review committee comprised of members of the Board of Directors and senior management of the Company. The full Board of Directors reviewed the relevant ratios with respect to the allowance after the loan review committee made its recommendations. At December 31, 1996, the allowance for possible credit losses was 1.03% of loans compared to 1.08% in 1995 and 1.10% in 1994. Although the allowance decreased while total net loans increased in 1996, the growth was concentrated in the least risky categories, such as residential and consumer loans. For further discussion on factors that could influence the allowance for possible credit losses, see "Factors That May Affect Future Results."

The allowance for possible credit losses has been allocated by category as set forth in the following table. Amounts shown in the table do not purport to be an indication of future charge-off trends. Percentages shown in the table represent the percentage of loans by type to total loans.

                            1996              1995              1994
                            ----              ----              ----
                                                (in thousands)
                            Amount       %    Amount       %    Amount       %
Real estate                 $  248       14   $  279       17   $  370       43
Commercial and industrial      574       31      700       42      631       32
Consumer installment           428       23      437       26      386       24
Lease financing                 62        3       52        3       52        1
Unallocated                    518       29      189       12       57     --
                            ------   ------   ------   ------   ------   ------
   Total                    $1,830      100   $1,657      100   $1,496      100
                            ======   ======   ======   ======   ======   ======


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

Regular loan payments are a dependable source of funds, while the sale of loans and investment securities, deposit flows and loan prepayments are significantly influenced by general economic conditions and the level of interest rates. For additional factors that could influence the Company's liquidity position, see "Factors That May Affect Future Results."

At December 31, 1996, the Company maintained $16 million in cash and cash equivalents in the form of cash and due from banks (including federal funds sold). In addition, the Company had $60 million of available- for-sale investment securities. This combined total of $76 million represented 26% of total assets at December 31, 1996, as compared to $63.1 million or 25% of total assets at December 31, 1995. The Company believes that its liquidity is adequate.

The Company considered its primary source of liquidity to be its core deposit base. This funding source has grown steadily over the years and consists of deposits from customers throughout the branch network. At December 31, 1996, approximately 85% of the Company's assets were funded by core deposits acquired within its market area, and 7% of the assets were funded by the Company's equity. These two components provide a substantial and stable source of funds.

Net cash provided by operating activities was $6.4 million for the year ended December 31, 1996, as compared to $740 thousand for the comparable period in 1995. This $5.7 million increase was primarily related to the decrease in mortgage loans held for resale. Net cash used in investing activities increased $36 million in 1996 compared to a $69.3 million decrease in 1995. The net cash used in securities transactions accounted for $22 million of the change. An increase of $13 million in loan and lease funding made up the remaining increase in cash used in investing activities. Net cash provided by financing activities increased to $43.4 million at December 31, 1996 from $10.4 million at December 31, 1995, a net increase of $33 million. The net change in proceeds from and repayments of both short-term and long-term borrowings of $5 million resulted in a net increase in cash provided by financing activities. As discussed previously, the Company borrowed funds from the FHLB under both short and long-term borrowing arrangements. The borrowings mature at various periods through November, 2005.

The Company also placed emphasis on maintaining additional sources of asset liquidity. Other liquid assets included mortgage loans held for resale. The Company also established lines of credit with correspondent banks for short-term borrowing needs in addition to an estimated borrowing capacity of approximately $103 million with the FHLB. In viewing the combination of all of these factors, management considered the Company's liquidity position, both short and long-term, to be sufficient to meet its cash flow needs.

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

During 1995, the 2-year Treasury yield declined 247 basis points. Given this decline, the odds (on a percentage basis) and market sentiment were building toward a future rise in interest rates. Therefore, the Company adopted a defensive asset/liability strategy. In January, 1996, low coupon mortgage securities were sold and reinvested into adjustable rate securities. In addition, the liability structure was extended utilizing FHLB advances. At the time this strategy was adopted, management made the decision to extend duration of its assets should interest rates rise to attractive levels.

By August, 1996, the 2-year Treasury yield had increased 117 basis points on stronger than expected economic growth and inflation fears. At this point, the Company began to extend duration slightly to capitalize on the higher yields now available. Municipal bonds were also added at this time to shelter a portion of the Company's income from federal income taxes.

By September, 1996, interest rates had trended down modestly as no inflationary pressure materialized. At that time, the Company used the proceeds of a security sale to pay off FHLB advances and to provide liquidity for loan demand. The security transaction involved selling a combination of fixed and floating rate securities, leaving virtually no impact on the asset/liability position.

During most of the fourth quarter of 1996, rates continued their decline. The 2-year Treasury yield fell an additional 49 basis points between September and November, 1996, then reversed course and began to rise. With the interest rate environment uncertain and rates nearing the lows of 1995, a decision was made to return to a defensive stance. The Company executed an investment strategy, purchasing adjustable rate securities for interest rate protection and municipal bonds for call protection and federal income tax reduction.

Overall, the strategies were effective and well timed, coinciding with interest rate changes during the year. Finally, the Company continued to utilize its excess capital during 1996 in order to improve its return on equity for its stockholders. The Company borrowed longer-term from the FHLB and purchased mortgage related securities. The longer term nature of the borrowing and investment had little impact on the asset/liability position. However, income was enhanced from the resulting spread between the investment yields and borrowing rates.

The strategy for 1997 involves continuing to be defensive by both borrowing from the FHLB and purchasing adjustable rate securities. In addition, attractive callable agency bonds will be added. With rates unlikely to fall, their call risk is mitigated. Finally, should interest rates rise by 200 basis points, the Adjustable Rate Mortgage securities ("ARMs") will be liquidated and higher fixed rate yields will be locked into the portfolio by extending maturities.

The Company's modeling results at December 31, 1996, indicate that the level of net interest income at risk due to varying interest rate movements was within internal risk tolerance guidelines. These guidelines restricted the impact on net interest income to less than 10 percent assuming a 200 basis point increase or decrease in market interest rates.

At December 31, 1996, the Company maintained a one year cumulative GAP of negative $13.6 million or 4.57% of total assets. The effect of this GAP position provided a negative mismatch of assets and liabilities which exposes the Company to interest rate risk during a period of rising interest rates such as was experienced in 1996.

The following table, "Statement of Interest Sensitivity Gap," reflects the Company's gap position at December 31, 1996:


                                           STATEMENT OF INTEREST SENSITIVITY GAP
                                                   (in thousands)
                                   3 months   3 through    1 through      Over
                                   or less    12 months    3 years       3 years      Total
                                   --------   ---------    ---------     --------     -----
Cash and Cash Equivalents          $ 11,370    $   --       $   --       $   --      $ 11,370
Investment securities(1)(2)          24,759       7,789       16,391       43,022      91,961
Loans(2)                             46,302      24,892       37,067       67,640     175,901
Fixed and Other Assets                 --          --           --         18,866      18,866
                                   --------    --------     --------     --------    --------
   Total Assets                    $ 82,431    $ 32,681     $ 53,458     $129,528    $298,098
                                   ========    ========     ========     ========    ========

Non interest-bearing transaction
   deposits (2)                    $  8,140    $   --       $  8,140     $ 16,281    $ 32,561
Interest-bearing
  transaction deposits (2)             --         5,341       18,903       40,547      64,791
Time                                 31,071      45,803       22,243       21,375     120,492
Time over $100,000                    9,829      22,262        1,677        1,612      35,380
Repurchase agreements                   300        --           --           --           300
Short-term borrowings                  --          --           --           --          --
Long-term debt                        5,232         750        2,000       12,040      20,022
Other Liabilities                      --          --           --          3,141       3,141
                                   --------    --------     --------     --------    --------
   Total                           $ 54,572    $ 74,156     $ 52,963     $ 94,996    $276,687
                                   ========    ========     ========     ========    ========

Interest Sensitivity Gap           $ 27,859    $(41,475)    $    495     $ 34,532
Cumulative Gap                     $ 27,859    $(13,616)    $(13,121)    $ 21,411
Cumulative Gap to Total Assets         9.35%      (4.57)%      (4.40)%       7.18%

(1) Gross of unrealized gains/losses on available for sale securities.

(2) Investments and loans were included in the earlier of the period in which interest rates were next scheduled to adjust or the period in which they were due. In addition, loans were included in the periods in which they were scheduled to be repaid based on scheduled amortization. For amortizing loans and mortgage-backed securities, annual prepayment rates were assumed reflecting historical experience as well as management's knowledge and experience of its loan products.

(3) The Company's demand and savings accounts were generally subject to immediate withdrawal. However, management considered a certain amount of such accounts to be core accounts having significantly longer effective maturities based on the retention experiences of such deposits in changing interest rate environments. The effective maturities presented are the FDICIA 305 recommended maturity distribution limits for non-maturing deposits.

Upon reviewing the current interest sensitivity scenario for the next 12 months, decreasing interest rates could positively effect net income because the Company is liability sensitive. In a rising interest rate environment, net income could be negatively affected because more liabilities than assets will reprice during a given period.

Certain shortcomings are inherent in the method of analysis presented in the above table. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase. See "Factors That May Affect Future Results" for further discussion.

Capital
The adequacy of the Company's capital is reviewed on an ongoing basis with reference to size, composition and quality of its resources. An adequate capital base is important for continued growth and expansion in addition to providing an added protection against unexpected losses.

An important indicator in the banking industry is the leverage ratio, defined as the ratio of common stockholders' equity less intangible assets, to average quarterly assets less intangible assets. The leverage ratio at December 31, 1996 was 8.24% compared to 7.59% at December 31, 1995. For 1996 and 1995, the ratios were well above minimum regulatory guidelines.

As required by federal banking authorities, guidelines have been adopted to measure capital adequacy. Under the guidelines, certain minimum ratios are required for core capital and total capital as a percentage of risk-weighted assets and certain off-balance-sheet instruments. For the Company, Tier I capital (core capital) consists of common stockholders' equity less intangible assets, and Tier II capital includes the allowance for possible credit losses, which cannot exceed 1.25% of risk-weighted assets. Regulatory guidelines require that core capital and total risk-based capital must be at least 4.00% and 8.00%, respectively. The table below illustrates the Company's capital ratios as of December 31, 1996 as required under the guidelines.

Primary Capital              $ 21,412
Intangible Assets                 762
                             --------
Tier I Capital               $ 20,650
Tier II Capital                 1,767
                             --------
Total Risk-Based capital     $ 22,417
                             ========

Total Risk-Weighted Assets   $176,179
                             ========
Tier I Ratio                    11.72%
                             ========
Risk-Based Capital Ratio        12.72%
                             ========

Factors That May Affect Future Results
General. Banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of the Company and its Bank subsidiary may adversely affect the future results of operations of the Company and its Bank subsidiary. Management does not expect any one particular factor to affect the Bank subsidiary's results of operations. A downward trend in several areas, however, including real estate, construction and consumer spending, could have an adverse impact on the Bank subsidiary's ability to maintain or increase profitability. Therefore, there is no assurance that the Company and its Bank subsidiary will be able to continue their current rates of income and growth. See "Allowance For Possible Credit Losses."

Interest Rates. The Company's earnings depend, to a large extent, upon net interest income, which is primarily influenced by the relationship between its cost of funds (deposits and borrowings) and the yield on its interest-earning assets (loans and investments). This relationship, known as the net interest spread, is subject to fluctuate and is affected by regulatory, economic and competitive factors which influence interest rates, the volume, rate and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. As part of its interest rate risk management strategy, management seeks to control its exposure to interest rate changes by managing the maturity and repricing characteristics of interest-earning assets and interest-bearing liabilities. Through its asset/liability committee, the Company continually monitors interest rate sensitivity of its earning assets and interest-bearing liabilities to minimize any adverse effects on future earnings.

As of December 31, 1996, total interest-earning assets maturing or repricing within one year were less than total interest-bearing liabilities maturing or repricing in the same period by $13.6 million, representing a cumulative one-year interest rate sensitivity gap as a percentage of total assets of negative 4.57%. This condition suggests that the yield on the Company's interest-earning assets should adjust to changes in market interest rates at a slower rate than the cost of the Company's interest-bearing liabilities. Consequently, the Company's net interest income could decrease during periods of rising interest rates. See "Interest Rate Sensitivity."

Adequacy of Allowance for Possible Credit Losses. In originating loans, there is a likelihood that some credit losses will occur. This risk of loss varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness and debt servicing capacity of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral securing the loan. Management maintains an allowance for possible credit losses based on, among other things, historical loan loss experience, known inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and an evaluation of current economic conditions. Management currently believes that the allowance for possible credit losses is adequate, but that there can be no assurance that nonperforming loans will not increase in the future.

Local Economic Conditions. The success of the Company is dependent, to a certain extent, upon the general economic conditions in the geographic market served by the Bank subsidiary. Although the Company expects that economic conditions will continue to be favorable in this market, no assurance can be given that these economic conditions will continue. Adverse changes in economic conditions in the geographic market that the Bank subsidiary serves would likely impair the Bank subsidiary's ability to collect loans and could otherwise have a material adverse effect on the consolidated results of operations and financial condition of the Company.

Competition. The Banking industry is highly competitive, with rapid changes in product delivery systems and in consolidation of service providers. Many of the Company's competitors are bigger than the Company in terms of assets and have substantially greater technical, marketing and financial resources. Because of their size, many of these competitors can (and do) offer products and services that the Company does not offer. The Company is constantly striving to meet the convenience and needs of its customers and to enlarge its customer base. No assurance can be given that these efforts will be successful in maintaining and expanding the Company's customer base.

Future Outlook
In 1995, rates began moving steadily upward as the Federal Reserve System tightened its monetary policy. In early 1995, rates rose and continued rising through the middle of the year, with the national prime rate peaking at 9.00%. The national prime rate fell to 8.50% at December 31, 1995, falling again to 8.25% in February, 1996, where it remained at December 31, 1996. Of course, management and the Board of Directors do not have the ability to determine if another rate increase will occur; however, it is felt that the Company is very well positioned to meet the challenges and effects of a rising interest rate environment. The Company's commitment to remaining a community-based organization is strong and the intention is to recognize steady growth in its consumer, mortgage and commercial loan portfolios while obtaining and maintaining a strong core deposit base.

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

A normal examination of the Bank by the Office of the Comptroller of the Currency in 1996 resulted in no significant findings and no impact is anticipated on current or future operations.

The FDIC Board of Directors voted on November 26, 1996, to retain the existing Bank Insurance Fund (BIF) assessment schedule of 0 to 27 basis points (annual rates) for the first semiannual period of 1997, and to collect an assessment against BIF-assessable deposits to be paid to the Financing Corporation (FICO). In addition, the Board eliminated the $2,000 minimum annual assessment and authorized the refund of the fourth-quarter minimum assessment of $500 paid by certain BIF-insured institutions on September 30, 1996.

The Bank's current and future FDIC BIF assessment is expected to be $0; however, the FICO assessment for 1997 is expected to be approximately $15,000.

Our twelfth branch office in Lake Wallenpaupack (Pike County) opened in November, 1996. In addition, we acquired the real estate and deposit customer lists of the Milford (Pike County) and Mountainhome (Monroe County) branches of PNC Bank. These branches opened in December of this year. The expected amortization of the customer lists is $100,000 for 1997.

Management is hopeful that the newest additional banking offices will continue to expand the Company's deposit base by attracting new depositors, while providing quality service to both new and existing customers. The initial costs associated with the branch openings, such as salaries and benefits, advertising, overhead expenses and marketing will have a negative impact on the Company's earnings until the growth in deposits reaches a level to offset these expenses.

Consolidated Balance Sheet

                                                                                 December 31,
                                                                           -------------------------
                                                                             1996              1995
                                                                             ----              ----
                                                                               (in thousands)
ASSETS
Cash and cash equivalents                                                  $  15,971        $  12,519
Available-for-sale securities                                                 60,399           50,580
Held-to-maturity securities (fair value of
  $26,564 and $22,866 in 1996 and 1995, respectively)                         26,601           22,589

Loans and leases                                                             186,494          159,170
Mortgage loans held for resale                                                   315            3,405
     Less unearned income and loan fees                                       (8,989)          (8,612)
     Less allowance for possible credit losses                                (1,830)          (1,657)
                                                                           ---------        ---------
       Net loans and leases                                                  175,990          152,306

Premises and equipment, net                                                   10,005            7,785
Accrued interest receivable                                                    2,349            1,971
Foreclosed assets held for sale                                                  841               52
Other assets                                                                   5,750            4,057
                                                                           ---------        ---------
       TOTAL ASSETS                                                        $ 297,906        $ 251,859
                                                                           =========        =========
LIABILITIES
Deposits:
     Noninterest-bearing                                                   $  32,539        $  26,866
     Interest-bearing:
       Demand                                                                 27,070           25,686
       Savings                                                                37,713           39,388
       Time                                                                  115,634           89,876
       Time $100,000 and over                                                 40,240           26,943
                                                                           ---------        ---------
     Total Deposits                                                          253,196          208,759

Accrued interest payable                                                       2,416            1,746
Short-term borrowings                                                           --              5,000
Securities sold under agreements to repurchase                                   300              400
Long-term debt                                                                20,023           15,156
Other liabilities                                                                799            1,289
                                                                           ---------        ---------
     Total Liabilities                                                       276,734          232,350
                                                                           ---------        ---------
STOCKHOLDERS' EQUITY
Preferred stock: Authorized 1,000,000 shares of
   $1.25 par value each; no outstanding shares                                  --               --
Common stock: Authorized, 5,000,000 shares of $.42
   par value each; issued and outstanding 1,761,776
   shares in 1996 and 1,657,449 shares in 1995                                   740              696
Capital surplus                                                               11,099            9,414
Retained earnings                                                              9,572            9,118
Net unrealized gains (losses) on available-for-sale securities                  (239)             281
                                                                           ---------        ---------
     Total Stockholders' Equity                                               21,172           19,509
                                                                           ---------        ---------
       TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY                                            $ 297,906        $ 251,859
                                                                           =========        =========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Income

                                                      Year Ended December 31,
                                               ------------------------------------
                                                1996           1995           1994
                                                ----           ----           ----
                                                 (in thousands, except share data)
INTEREST INCOME
Loans and leases                              $ 14,592       $ 13,112       $ 10,363
Investment securities:
     Taxable                                     4,323          4,187          2,544
     Exempt from federal income taxes            1,104            956          1,119
     Dividends                                      86            117             53
                                              --------       --------       --------
     Total investment securities income          5,513          5,260          3,716
                                              --------       --------       --------
Deposits in bank                                     6             22              4
Federal funds sold                                 164            154             74
                                              --------       --------       --------
TOTAL INTEREST INCOME                           20,275         18,548         14,157
                                              --------       --------       --------
INTEREST EXPENSE
Deposits                                         8,957          8,165          5,190
Long-term debt                                   1,143          1,215            541
Short-term borrowings                               66            105            206
Securities sold under agreements
   to repurchase                                    17             29             30
                                              --------       --------       --------
TOTAL INTEREST EXPENSE                          10,183          9,514          5,967
                                              --------       --------       --------
NET INTEREST INCOME                             10,092          9,034          8,190
PROVISION FOR POSSIBLE CREDIT LOSSES               650            810            375
                                              --------       --------       --------
NET INTEREST INCOME AFTER PROVISION
   FOR POSSIBLE CREDIT LOSSES                    9,442          8,224          7,815
                                              --------       --------       --------
OTHER OPERATING INCOME
Loan origination fees                              266            179            422
Customer service charges and fees                1,217          1,066            683
Mortgage servicing fees                            327            302            221
Investment security gains, net                      43            331            112
Gain (loss) on sale of loans, net                  114            132           (131)
Other income                                       739            471            372
                                              --------       --------       --------
TOTAL OTHER OPERATING INCOME                     2,706          2,481          1,679
                                              --------       --------       --------
OTHER OPERATING EXPENSES
Salaries and benefits                            3,684          3,559          3,003
Occupancy expense                                1,053          1,036            923
Equipment expense                                  824            855            602
FDIC assessment                                      2            222            321
Foreclosed asset expenses                           51             26             44
Advertising                                        249            242            243
Other expenses                                   2,134          1,823          1,695
                                              --------       --------       --------

TOTAL OTHER OPERATING EXPENSES                   7,997          7,763          6,831
                                              --------       --------       --------
INCOME BEFORE PROVISION FOR INCOME
   TAXES                                         4,151          2,942          2,663
PROVISION FOR INCOME TAXES                       1,120            635            535
                                              --------       --------       --------
NET INCOME                                    $  3,031       $  2,307       $  2,128
                                              ========       ========       ========
EARNINGS PER SHARE*                           $   1.73       $   1.33       $   1.24
                                              ========       ========       ========
DIVIDENDS PER SHARE                           $    .70       $   0.59       $   0.55
                                              ========       ========       ========
WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING*                           1,755          1,734          1,712

*Reflects adjustment for 5% stock dividend issued on October 1, 1996.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

                                                                                                Net Unrealized
                                                                                                Gains (Losses)
                                                                                                On Available-
                                                Common          Capital         Retained        For-Sale
                                                Stock           Surplus         Earnings        Securities      Total
                                                --------        --------        --------        --------------  --------
                                                                             (in thousands)
BALANCES, DECEMBER 31, 1993                     $    685        $  9,034        $  6,553                        $ 16,272
Net income                                                                         2,128                           2,128
Issuance of 8,541 shares of common stock
    through Dividend Reinvestment Plan                 3             105                                             108
Cash dividends declared ($.55 per share)                                            (898)                           (898)
Implementation of SFAS No. 115                                                                  $    602             602
Change in net unrealized securities
   gains (losses)                                                                                 (2,413)         (2,413)
                                                --------        --------        --------        --------        --------
BALANCES, DECEMBER 31, 1994                          688           9,139           7,783          (1,811)         15,799
Net income                                                                         2,307                           2,307
Issuance of 16,809 shares of common stock
  through Dividend Reinvestment Plan                   7             252                                             259
Issuance of 2,099 shares of common stock
  through Employee Stock Purchase Plan                 1              23                                              24
Cash dividends declared ($.59 per share)                                            (972)                           (972)
Change in net unrealized securities
  gains (losses)                                                                                   2,092           2,092
                                                --------        --------        --------        --------        --------
BALANCES, DECEMBER 31, 1995                          696           9,414           9,118             281          19,509
Net income                                                                         3,031                           3,031
Issuance of 16,053 shares of common stock
  through Dividend Reinvestment Plan                   7             265                                             272
Issuance of 5,462 shares of common stock
  through Employee Stock Purchase Plan                 2              70                                              72
Cash dividends declared ($.70 per share)                                          (1,186)                         (1,186)
Stock dividend declared (5% on
  October 1, 1996)                                    35           1,350          (1,385)                             --
Cash paid for fractional shares on
   stock dividend                                                                     (6)                             (6)
Change in net unrealized securities
  gains (losses)                                                                                    (520)           (520)
                                                --------        --------        --------        --------        --------
BALANCES, DECEMBER 31, 1996                     $    740        $ 11,099        $  9,572        $   (239)       $ 21,172
                                                ========        ========        ========        ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

                                                                          Year Ended December 31,
                                                                 ----------------------------------------
                                                                   1996            1995            1994
                                                                   ----            ----            ----
                                                                              (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                       $  3,031        $  2,307        $  2,128
Adjustments to reconcile net income to net
   cash provided by operating activities:
     Provision for possible credit losses                             650             810             375
     Depreciation, amortization and accretion                         720             710             685
     Deferred income taxes                                             45               8              85
     (Increase) decrease in mortgage loans held for resale          3,090          (3,286)         11,623
     Investment security gains, net                                   (43)           (331)           (112)
     (Gain) loss on sale of foreclosed assets                          (1)             93              12
     (Gain) loss on sale of leased assets                               2              (5)             (2)
     (Gain) loss on sale of equipment                                  (1)            138              11
(Increase) decrease in accrued interest receivable                   (378)             95            (615)
Increase in accrued interest payable                                  670              74             899
Increase in other assets                                             (869)           (695)         (1,219)
Increase (decrease) in other liabilities                             (490)            822             314
                                                                 --------        --------        --------
NET CASH PROVIDED BY
  OPERATING ACTIVITIES                                              6,426             740          14,184
                                                                 --------        --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES
Held-to-maturity securities :
     Proceeds from maturities                                         339          17,060           1,336
     Purchases                                                     (4,351)         (4,947)        (20,001)
Available-for-sale securities:
     Proceeds from maturities                                       6,505           3,955           4,201
     Proceeds from sales                                           34,130          18,702          19,179
     Purchases                                                    (51,190)        (27,729)        (17,160)
Net increase in loans and leases                                  (28,303)        (15,229)        (64,873)
Purchases of premises and equipment                                (2,962)         (1,659)         (1,666)
Proceeds from sale of leased assets                                    19              20              15
Proceeds from sale of equipment                                        13               8              15
Proceeds from sale of foreclosed assets                                70             448             283
Purchase of intangible assets                                        (600)             --              --
                                                                 --------        --------        --------
NET CASH USED IN INVESTING ACTIVITIES                             (46,330)         (9,371)        (78,671)
                                                                 --------        --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                           44,437          16,572          46,133
Increase (decrease) in short-term borrowings                       (5,000)         (9,750)          4,125
Decrease in securities sold under
  agreements to repurchase                                           (100)           (600)          1,000
Proceeds from long-term debt                                        5,000          25,000          15,000
Principal payments on long-term debt                                 (133)        (20,102)            (62)
Proceeds from issuance of common stock                                344             283             108
Cash dividends                                                     (1,192)           (972)           (898)
                                                                 --------        --------        --------
NET CASH PROVIDED BY
  FINANCING ACTIVITIES                                             43,356          10,431          65,406
                                                                 --------        --------        --------

INCREASE IN CASH AND
  CASH EQUIVALENTS                                                  3,452           1,800             919

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                                12,519          10,719           9,800
                                                                 --------        --------        --------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                                    $ 15,971        $ 12,519        $ 10,719
                                                                 ========        ========        ========
CASH PAID DURING THE YEAR FOR:
     Interest                                                    $  9,513        $  9,588        $  5,068
                                                                 ========        ========        ========
     Income taxes                                                $  1,025        $    578        $    385
                                                                 ========        ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Lake Ariel Bancorp, Inc. and its wholly owned subsidiary, LA Bank, N.A. including its subsidiary, LA Lease, Inc. (collectively, "Company"). All material intercompany balances and transactions are eliminated in consolidation.

Nature of Operations
Lake Ariel Bancorp, Inc. is a one bank holding company whose principal subsidiary is LA Bank, N.A. LA Bank's subsidiary, LA Lease, Inc., primarily provides equipment leases to small business entities.

The Company provides a variety of financial services to individuals and corporate customers through its fourteen branch banking offices in Wayne, Lackawanna, Pike and Monroe Counties. The Bank's primary deposit products are both noninterest and interest-bearing demand deposits and certificates of deposit. Its primary lending products are single-family residential loans which qualify for sale on the secondary residential loan market.


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

Government bonds held principally for resale in the near term, and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities, are classified as trading account securities and are recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in other income. The Company neither held nor purchased securities which would be categorized as trading account securities during the years ended December 31, 1996, 1995 and 1994.

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

Mortgage Loans Held for Resale
Mortgage loans originated and intended for resale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income. These loans are sold in whole and without recourse to the Company.

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

Loan Servicing and Loan Servicing Rights
The Company services real estate loans for investors in the secondary mortgage market, which are not included in the accompanying consolidated balance sheet. The approximate total amount of mortgages serviced amounted to $119,898,000, $121,375,000 and $113,551,000 at December 31, 1996, 1995 and 1994, respectively.

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the following predominant risk characteristics of the underlying loans: stated term of the loan and interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing fees, that differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting "excess servicing receivable" or "deferred servicing revenue" is amortized over the estimated life using a method approximating the interest method.

Quoted market prices are not available for the excess servicing receivables. Thus, the excess servicing receivables and the amortization thereon are periodically evaluated in relation to estimated future servicing revenues, taking into consideration changes in interest rates, current prepayment rates, and expected future cash flows. The Company evaluates the carrying value of the excess servicing receivables by estimating the future servicing income of the excess servicing receivables based on management's best estimate of remaining loan lives and discounted at the original discount rate.

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

Buildings and improvements          10 to 40 years
Furniture, fixtures and equipment    5 to 20 years

Intangible Assets
Core deposit intangible assets and customer lists acquired are included in other assets and are being amortized over a period of six to eight years using the straight-line method. Amortization for 1996, 1995 and 1994 was $108,000 per year.

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

In 1996, 1995 and 1994, the Company transferred $858,000, $422,000 and $367,000, respectively, from its loan portfolio to foreclosed assets held for sale.

During 1995 and 1994, the Company swapped $430,000 and $23,479,000, respectively, of its mortgage loans for participation certificates of a similar amount issued by the Federal Home Loan Mortgage Corporation. No mortgage loans were swapped for participation certificates during 1996. These investments do not involve the transfer of cash for cash flow purposes.

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

Earnings Per Share
Earnings per share is computed using the weighted average number of shares outstanding after giving effect to the 5% stock dividend issued on October 1, 1996 and the assumed exercise of stock options. The weighted average number of shares outstanding was 1,755,000 in 1996, 1,734,000 in 1995 and 1,712,000 in
1994.

Reclassifications
Certain prior year amounts have been reclassified to conform to the 1996 reporting format.

2. Restrictions on Cash and Due From Bank Accounts
The Company is required to maintain reserve balances with the Federal Reserve Bank. The average monthly balance required during 1996 and 1995 was approximately $375,000. In addition, at December 31, 1996 and 1995, required compensating reserve balances with correspondent banks were $2,010,000 and $1,881,000, respectively.

Deposits with any one financial institution are insured up to $100,000. The Company maintains cash and cash equivalents with certain other financial institutions in excess of the insured amount.

3. Investment Securities
Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. The carrying amount of securities and their approximate fair values at December 31, 1996 and 1995 were as follows (in thousands):

                                                        December 31, 1996
                                                        -----------------
Available-for-sale securities:
                                                     Gross           Gross
                                     Amortized       Unrealized      Unrealized      Fair
                                     Cost            Gains           Losses          Value
                                     ---------       ------------    ----------      -------
U.S. government agencies
   and corporations                  $50,253         $   100         $   549         $49,804
Obligations of states and
   political subdivisions              9,066             120              34           9,152
                                     -------         -------         -------         -------
       Total debt securities          59,319             220             583          58,956
Equity securities                      1,443              --              --           1,443
                                     -------         -------         -------         -------
       Total                         $60,762         $   220         $   583         $60,399
                                     =======         =======         =======         =======

Held-to-maturity securities:
                                                     Gross           Gross
                                     Amortized       Unrealized      Unrealized      Fair
                                     Cost            Gains           Losses          Value
                                     ---------       ----------      ----------      --------
U.S. government agencies
   and corporations                  $10,841         $    --         $   370         $10,471
Obligations of states and
   political subdivisions             15,760             368              35          16,093
                                     -------         -------         -------         -------
     Total                           $26,601         $   368         $   405         $26,564
                                     =======         =======         =======         =======

                                                        December 31, 1995
                                                        -----------------
Available -for-sale securities:
                                                     Gross           Gross
                                     Amortized       Unrealized      Unrealized      Fair
                                     Cost            Gains           Losses          Value
                                     ---------       ------------    ----------      -------
U.S. government agencies
   and corporations                  $43,041          $  335         $   169         $43,207
Obligations of states and
   political subdivisions              5,810             267               8           6,069
                                     -------         -------         -------         -------
       Total debt securities          48,851             602             177          49,276
Equity securities                      1,304              --              --           1,304
                                     -------         -------         -------         -------
       Total                         $50,155         $   602         $   177         $50,580
                                     =======         =======         =======         =======

Held-to-maturity securities:
                                                     Gross           Gross
                                     Amortized       Unrealized      Unrealized      Fair
                                     Cost            Gains           Losses          Value
                                     ---------       ------------    ----------      -------
U.S. government agencies
   and corporations                  $11,065          $   --         $   119         $10,946
Obligations of states and
   political subdivisions             11,524             396                   -      11,920
                                     -------         -------         -------         -------
     Total                           $22,589          $  396         $   119         $22,866
                                     =======         =======         =======         =======

The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               Available-for-sale securities           Held-to-maturity securities

                                               Amortized             Fair              Amortized       Fair
                                               Cost                  Value             Cost            Value
Due in one year or less                        $ 1,055               $ 1,068           $    --         $    --
Due after one year through five years            2,408                 2,429                --              --
Due after five years through ten years          13,654                13,583             7,686           7,808
Due after ten years                             42,202                41,876            18,915          18,756
                                               -------               -------           -------         -------
     Total                                     $59,319               $58,956           $26,601         $26,564
                                               =======               =======           =======         =======

Gross realized gains and gross realized losses on sales of available-for-sale securities were as follows for the years ended December 31, 1996, 1995, and 1994 (in thousands):

                                                            December 31,
                                                            ------------
Gross realized gains:                      1996                1995                1994
                                           ----                ----                ----
   U.S. government agencies
     and corporations                      $ 78                $309                $ 78
   Obligations of states and
     political subdivisions                 114                  36                  58
                                           ----                ----                ----
       Total                               $192                $345                $136
                                           ====                ====                ====
Gross realized losses:
   U.S. government agencies
     and corporations                      $149                $ 14                $ 13
   Obligations of states and
     political subdivisions                  --                  --                  11
                                           ----                ----                ----
       Total                               $149                $ 14                $ 24
                                           ====                ====                ====


Investment securities carried at $17,144,000 in 1996 and $20,713,000 in 1995 were pledged to secure governmental deposits, public deposits, etc. as required by law. There is no significant concentration of investments in any individual security issue (excluding U.S. government and its agencies) that was in excess of 10% of stockholders' equity.

The unamortized premiums on mortgage-backed securities amounted to $557,000 and $283,000 as of December 31, 1996 and 1995, respectively. The unaccreted discount on mortgage-backed securities amounted to $208,000 and $320,000 as of December 31, 1996 and 1995, respectively.

4. Loans and Leases
A summary of the outstanding loans and leases by major categories at December 31 is as follows:

                                                      (in thousands)
                                                 1996                1995
                                                 ----                ----
Real estate-construction                      $   3,214           $   4,726
Real estate-mortgage                             84,352              68,006
Commercial and industrial                        51,485              45,210
Consumer installment                             45,170              42,891
Lease financing                                   2,588               1,742
Unearned income                                  (8,091)             (7,641)
Unearned loan fees, net                            (898)               (971)
                                              ---------           ---------
   Total loans and leases                       177,820             153,963
Allowance for possible credit losses             (1,830)             (1,657)
                                              ---------           ---------
     Net loans and leases                     $ 175,990           $ 152,306
                                              =========           =========

Total nonaccrual loans outstanding at December 31, 1996 were approximately $615,000 as compared to $1,703,000 at December 31, 1995. Included in nonaccrual loans are $542,000 of impaired loans in nonaccrual status, for which $184,000 has been provided for in the allowance for possible credit losses to cover potential losses from these impaired loans. At December 31, 1996 and 1995, there were no outstanding commitments to lend funds to debtors with nonaccrual loans. At December 31, 1996 and 1995, no loans were being accounted for as a troubled debt restructuring. Accruing loans past due ninety days or more as to principal or interest amounted to $1,593,000 and $1,716,000 at December 31, 1996 and 1995, respectively.

Further information regarding the balance of nonaccrual loans at December 31, 1996, and related interest payment information, is as follows (in thousands):

                                                       Cash Payments Received During 1996
                                                       Were Applied As Follows:

                                           Book         Contractual                 Recovery
                                           Balance      Balance       Interest      Of Prior     Reduction Of
                                           12/31/96     12/31/96      Income        Charge-Off   Principal
                                           --------     -----------   --------      ----------   ------------
Contractually past due with:
     Substantial performance               $ 82          $ 82          $--           $--          $  4
     Limited performance                    103           103            4            --             7
     No performance                         135           144           --            --            --

Contractually current, however:
     Payment of full principal or
       interest in doubt                    207           207           --            --            65
     Other                                   88            88            3            --             3
                                           ----          ----          ---           ---          ----
     Total                                 $615          $624          $ 7           $--          $ 79
                                           ====          ====          ===           ===          ====

At December 31, 1996 and 1995, certain officers and directors and/or companies in which they have 10% or more beneficial ownership were indebted to the Company in the aggregate amount of $421,000 and $317,000 respectively. Such indebtedness was incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons. New loans in 1996 and 1995 were $363,000 and $19,000, respectively, while payments were $259,000 and $130,000 respectively, during the same periods.

A summary of selected loan maturities and interest sensitivity analysis at December 31, 1996 is as follows:

                                            Maturity Distribution
                                            And Interest Rate Sensitivity
                                                  (in thousands)
                                Within One    Two-Five      After Five
                                Year          Years         Years         Total
Real estate-construction        $ 3,214       $  --         $  --         $ 3,214
Commercial and industrial        11,590         7,633        32,262        51,485
                                -------       -------       -------       -------
   Total                        $14,804       $ 7,633       $32,262       $54,699
                                =======       =======       =======       =======
Fixed interest rate             $ 4,075       $ 2,943       $ 6,821       $13,839
Adjustable interest rate         10,729         4,690        25,441        40,860
                                -------       -------       -------       -------
   Total                        $14,804       $ 7,633       $32,262       $54,699
                                =======       =======       =======       =======

The maturity of loans is based upon contractual terms. The Company may, however, extend the stated maturities at current rates and terms for economic or market reasons.

Changes in the allowance for possible credit losses for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                                           (in thousands)
                                                  1996          1995          1994
                                                  ----          ----          ----
Balance at beginning of period                   $1,657        $1,496        $1,544
                                                 ------        ------        ------
Charge-offs:
     Real estate-construction                        --            --            --
     Real estate-mortgage                           143           200            14
     Commercial and industrial                      158           294           321
     Consumer installment                           274           206           157
     Lease financing                                 --            --             7
                                                 ------        ------        ------
       Total                                        575           700           499
                                                 ------        ------        ------
Recoveries:
     Real estate-construction                        --            --            --
     Real estate-mortgage                            --            --             2
     Commercial and industrial                       40             8            12
     Consumer installment                            58            43            58
     Lease financing                                 --            --             4
                                                 ------        ------        ------
       Total                                         98            51            76
                                                 ------        ------        ------
Net charge-offs                                     477           649           423
Provision for possible credit losses                650           810           375
                                                 ------        ------        ------
Balance at end of period                         $1,830        $1,657        $1,496
                                                 ======        ======        ======
Ratio of net charge-offs during period to
   average loans outstanding during period          .30%          .44%          .35%
                                                 ======        ======        ======

5. Premises and Equipment
Premises and equipment at December 31 are summarized as follows:

                                                  (in thousands)
                                            1996              1995
                                            ----              ----
Land and land improvements                $ 1,420           $ 1,019
Buildings and improvements                  7,446             5,375
Furniture, fixtures and equipment           4,853             4,413
                                          -------           -------
   Total                                   13,719            10,807

Less accumulated depreciation               3,714             3,022
                                          -------           -------
   Net                                    $10,005           $ 7,785
                                          =======           =======

Depreciation expense was $730,000, $743,000, and $619,000 in 1996, 1995 and
1994, respectively.

Certain facilities and equipment are leased under short and long-term agreements expiring at various dates to the year 2003. Rental expenses on these operating leases amounted to $348,000 in 1996, $339,000 in 1995 and $274,000 in 1994.
Required future minimum annual rentals under all such noncancelable operating leases as of December 31, 1996 are as follows (in thousands):

1997                      $  399
1998                         344
1999                         316
2000                         253
2001                         186
Thereafter                 1,368
                          ------
   Total                  $2,866
                          ======

6. Deposits
Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. There are no brokered deposits included in certificates of deposit of $100,000 or more. These certificates of deposit and their remaining maturities at December 31 are as follows:

                                        (in thousands)
                                      1996          1995
                                      ----          ----
Three months or less                 $11,375       $11,708
Over three through six months         17,847         5,701
Over six through twelve months         6,376         8,213
Over twelve months                     4,642         1,321
                                     -------       -------
   Total                             $40,240       $26,943
                                     =======       =======

7. Short-term Borrowings
There were no short-term borrowings outstanding at December 31, 1996 as compared to $5,000,000 at December 31, 1995. The maximum amount of outstanding month-end short-term borrowings during 1996, 1995 and 1994 were $5,000,000, $10,050,000, and $11,750,000, respectively. The approximate average amount outstanding during 1996, 1995, and 1994 was $2,179,000, $5,037,000, and $4,805,000 respectively.
The average interest rate on the balances during 1996, 1995, and 1994 were 5.25%, 5.39%, and 4.29%, respectively.

8. Long-term Debt
Long-term debt at December 31 is as follows:
                                                         (in thousands)
                                                     1996              1995
                                                     ----              ----
Unsecured notes, payable in the
   amount of $31,200 semiannually plus
   accrued interest at the New York City prime
   interest rate, maturing April 22, 1998           $    94          $  156
Collateralized borrowings, interest and
  principal payable monthly; fixed interest
  rate of 6.49%, maturing October 17, 2001            4,929              --
Collateralized borrowings, interest
   payable monthly and principal at
   maturity; interest rates are both
   fixed and variable and range from
   prime to 6.41% at December 31, 1996               15,000          15,000
                                                    -------         -------
     Total                                          $20,023         $15,156
                                                    =======         =======

Annual maturities of long-term debt are as follows: $942,000 in 1997, $969,900 in 1998, $1,001,200 in 1999, $6,068,200 in 2000, $1,041,800 in 2001, $5,000,000
in 2002 and $5,000,000 in 2005. Investment securities are pledged to collateralize the $15,000,000 in borrowings with the Federal Home Loan Bank of Pittsburgh.

9. Common Stock
The Company has reserved 100,000 shares under its 1994 Stock Option Plan ("Option Plan"). Options are granted to purchase common stock at prices not less than the fair market value of the common stock on the date of grant. Such shares have been adjusted pursuant to paragraph 13 of the Company's 1994 Stock Option Plan to reflect the 5% dividend payable in common stock on October 1, 1996. The following information has been adjusted to increase the outstanding stock options to 105,000 shares and reduce the respective exercise price by 5%.

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Option Plan. Accordingly, no compensation expense has been recognized for the Option Plan. Had compensation cost for the Option Plan been determined based on the fair values at the grant dates for awards consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below for the year ended December 31, 1995:

                                      As Reported             Pro Forma
                                      -----------             ---------
Net Income (in thousands):              $2,307                 $2,121

Earnings per share:                     $ 1.33                 $ 1.22


For purposes of the pro forma calculations, the fair value of each option grant is estimated using the Black-Scholes option - pricing model with the following weighted - average assumptions for grants issued in 1995:

               Dividend yield                      3.80%
               Expected volatility                28.14%
               Risk-free interest rate             6.66%
               Expected lives                   10 years

A summary of the status of the Company's Option Plan as of December 31, 1996, 1995 and 1994, and changes during the years then ended, is presented below:

                                          1996                        1995                         1994
                                  -----------------------   ---------------------------  ---------------------------
                                                Weighted-                     Weighted-                    Weighted-
                                                Average                       Average                      Average
                                                Exercise                      Exercise                     Exercise
                                  Shares        Price       Shares            Price       Shares           Price
                                  ------        ---------   ------            ---------   ------           ---------
Outstanding
   beginning of year              105,000       $14.01        36,750          $14.40           --          $   --
Granted                                --                     68,250           13.80       36,750           14.40
Exercised                              --                         --                           --
Forfeited                              --                         --                           --
                                  -------                    -------                       ------
Outstanding, end of year          105,000       $14.01       105,000          $14.01       36,750          $14.40
                                  =======                    =======                       ======

The following summarizes information about stock options outstanding at December 31, 1996:
                                     Weighted-Average
                                     Remaining
    Exercise Price      Number       Contractual Life      Options Exercisable

    $14.40              36,750       7.6 years             36,750
    $13.80              68,250       8.6 years             68,250

The Company also reserved 50,000 shares of common stock under the Company's Employee Stock Purchase Plan. Under the terms of the plan, employees may purchase common stock of the Company at 85% of the fair market value. Employees pay for their stock purchases through periodic payroll deductions subject to a limit of 10% of base pay. During 1996 and 1995, 5,462 and 2,099 shares, respectively, were purchased under the plan.

A Dividend Reinvestment and Stock Purchase Plan was implemented during the year ended December 31, 1994 to provide stockholders an opportunity to automatically reinvest their dividends in shares of common stock. Three-hundred thousand shares of common stock are reserved under this plan. The price per share of common stock purchased from the Company is 95% of the fair market value on the quarterly dividend payment date. During the years ended December 31, 1996 and 1995, 16,053 and 16,809 shares, respectively, were issued under this plan.


10. Income Taxes
The following temporary differences gave rise to the deferred tax asset included in other assets at December 31, 1996 and 1995 (in thousands):

                                                  1996              1995
                                                  ----              ----
Deferred tax assets:
   Unrealized losses on available-for-sale
     securities                                   $123              $ --
   Allowance for possible credit losses            361               316
   Loan fees and costs                             231               289
   Deferred compensation                           104                76
                                                 -----             -----
       Total                                       819               681
                                                 -----             -----

Deferred tax liabilities:
     Unrealized gains on available-for-
        sale securities                            --              (145)
     Depreciation                                (199)             (168)
     Bond accretion                               (23)              (25)
     Leasing                                     (166)             (135)
                                                ------            ------
       Total                                     (388)             (473)
                                                ------            ------
       Deferred tax asset, net                  $ 431             $ 208
                                                ======            ======

The provision for income taxes is comprised of the following components (in thousands):

                               Year Ended December 31,
                     1996              1995              1994
                     ----              ----              ----
Current             $1,075            $  627            $  450
Deferred                45                 8                85
                    ------            ------            ------
   Total            $1,120            $  635            $  535
                    ======            ======            ======

The following tabulation presents a reconciliation of the expected provision for income taxes (in thousands), determined by using the current federal income tax rate of 34% in 1996, 1995 and 1994 to the actual provision for income taxes reflected in the accompanying consolidated financial statements.

                                                    Year Ended December 31,
                                               1996         1995         1994
                                               ----         ----         ----
Provision at the expected statutory rate     $ 1,411      $ 1,000      $   905
Effect of tax-exempt income                     (322)        (323)        (380)
Other items                                       31          (42)          10
                                             -------      -------      -------
Provision for income taxes                   $ 1,120      $   635      $   535
                                             =======      =======      =======

11. Employee Benefit Plans
The Company has a profit-sharing plan for the benefit of its employees. Contributions to the profit-sharing plan are made at the discretion of the Board of Directors, funded currently, and amounted to $214,000 in 1996, $181,000 in 1995, and $223,000 in 1994.

The Company also maintains a 401(k) savings plan. The Company contributes 50% of the employee contribution up to 6% of compensation. The Company's 1996 and 1995 contributions to this plan were $58,000 and $25,000, respectively.


12. Regulatory Matters
The Company may not pay dividends in any year in excess of the total of the current year's net income and the retained net income of the prior two years without the approval of the Federal Reserve Board. Accordingly, Company dividends in 1997 may not exceed $1,789,000 plus Company net income for 1997. Similar banking regulations limit the amount of dividends that may be paid to the Company by its bank subsidiary without prior approval of the Comptroller of the Currency.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company meets all capital adequacy requirements to which it is subject.

To be categorized as well capitalized, the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category. The Company's actual capital amounts (in thousands) and ratios are also presented in the table. No amounts were deducted from capital for interest-rate risk in either year.

                                                                                                   To Be Well
                                                                                                Capitalized Under
                                                                       For Capital              Prompt Corrective
                                            Actual                  Adequacy Purposes:          Action Provisions:
                                      ------------------            -----------------           -------------------
                                      Amount       Ratio            Amount      Ratio           Amount        Ratio
                                      ------       -----            ------      -----           ------        -----
As of December 31, 1996:
   Total Capital
     (to Risk Weighted Assets)        $22,417      12.72%           $14,100      8.0%           $17,600       10.0%
   Tier I Capital
     (to Risk Weighted Assets)        $20,650      11.72%           $ 7,050      4.0%           $10,570        6.0%
   Tier I Capital
     (to Average Assets)              $20,650       7.46%           $11,100      4.0%           $13,850        5.0%

As of December 31, 1995:
   Total Capital
     (to Risk Weighted Assets)        $20,631      13.82%           $11,940      8.0%           $14,930       10.0%
   Tier I Capital
     (to Risk Weighted Assets)        $19,026      12.75%           $ 5,970      4.0%           $8,960         6.0%
   Tier I Capital
     (to Average Assets)              $19,026       7.58%           $10,040      4.0%           $12,560        5.0%

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

Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance sheet credit risk.

The financial instruments whose contract amounts represent credit risk at December 31 were as follows (in thousands):

                                     1996             1995
                                     ----             ----
Commitments to extend credit        $16,458          $14,816
Standby letters of credit           $   953          $   632

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

Financial Assets and Liabilities

The following represents the carrying values and estimated fair values as of December 31, 1996:

                                                     1996                           1995
                                                     ----                           ----
                                            Carrying      Estimated        Carrying       Estimated
                                             Value        Fair Value        Value         Fair Value
                                            --------      ----------       --------       ----------
                                                                (in thousands)
FINANCIAL ASSETS:

   Cash and Cash Equivalents               $ 15,971        $ 15,971        $ 12,519        $ 12,519
   Investment Securities                     87,000          86,963          73,169          73,446
   Net Loans                                175,990         181,587         152,306         151,495
   Accrued Interest Receivable                2,349           2,349           1,971           1,971

FINANCIAL LIABILITIES:

   Deposits                                $253,196        $254,536        $208,759        $210,534
   Accrued Interest Payable                   2,416           2,416           1,746           1,746
   Short-Term Borrowings                         --              --           5,000           5,000
   Securities Sold Under Agreements
     to repurchase                              300             300             400             400
   Long-term Debt                            20,023          19,652          15,156          15,086

15. Condensed Financial Information -Parent Company Only
Condensed parent company only financial information is as follows (in thousands):

                                          Condensed Balance Sheet
                                                December 31,

                                            1996             1995
                                            ----             ----
Assets:
   Cash                                   $    --          $    --
   Investment in subsidiary                21,172           19,509
                                          -------          -------
     Total Assets                         $21,172          $19,509
                                          =======          =======
Liabilities and Stockholders' Equity:
   Stockholders' equity                   $21,172          $19,509
                                          =======          =======

                                        Condensed Statement of Income
                                            Year Ended December 31,

                                    1996             1995              1994
                                    ----             ----              ----
Earnings of Subsidiary:
   Received as dividends           $1,287           $  972            $  898
   Undistributed                    1,744            1,335             1,230
                                   ------           ------            ------
Net Income                         $3,031           $2,307            $2,128
                                   ======           ======            ======

                                           Condensed Statement of Cash Flows
                                                 Year Ended December 31,

                                          1996            1995            1994
                                          ----            ----            ----
Operating Activities:
   Net income                           $ 3,031         $ 2,307         $ 2,128
     Less undistributed earnings
       of subsidiary                      1,744           1,335           1,230
                                        -------         -------         -------
     Net cash provided by
       operating activities               1,287             972             898
                                        -------         -------         -------
Investing Activities:
     Investment in subsidiary              (445)           (391)           --
                                        -------         -------         -------
Financing Activities:
     Cash dividends paid
       to stockholders                   (1,186)           (972)           (898)
     Issuance of common stock               344             283             108
                                        -------         -------         -------
     Net cash used in
       financing activities                (842)           (689)           (790)
                                        -------         -------         -------
Increase (decrease) in Cash                  --            (108)            108

Cash at Beginning of Year                    --             108              --
                                        -------         -------         -------
Cash at End of Year                     $    --         $    --         $   108
                                        =======         =======         =======

16.  Contingencies
On February 5, 1996, a complaint was filed against LA Bank ("the Bank") and certain directors and officers of the Bank. The plaintiffs demanded monetary and punitive damages and the additional payment of plaintiffs' attorneys' fees and disbursements and other court-related costs. Counsel representing the Company and the Bank are not currently able to provide an evaluation of the likelihood of an unfavorable outcome since an unfavorable outcome is neither probable nor remote. In addition, an estimate of the loss or range of loss, in the event of an unfavorable outcome, has not been provided since the probability of the inaccuracy of such an estimate is more than slight. No provision for any liability has been made in the accompanying financial statements as of December 31, 1996.

17. Significant Group Concentrations of Credit Risk
Most of the Company's business activity is with customers located within the state. Investments in state and municipal securities typically involve governmental entities within the Company's market area. Concentrations of credit, as defined by the Company's loan policy, are groupings of loans with a common repayment source that exceed 25% of the Company's capital. As of December 31, 1996, the Company's receivables from, guarantees of, and obligations of companies in the used automobile sales industry were approximately $6.5 million, or 31% of capital. This dealer-related debt was comprised of floorplan inventory lines of credit, real estate secured operating lines of credit, business term loans which were mainly real estate secured, and recourse or repurchase third-party paper. Additionally, obligations such as residential mortgages and other personal debt, whose repayment is dependent on the operation of these dealerships, is included in this concentration. Overall, these relationships have been handled in a satisfactory manner.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers. The Company, as a matter of policy, does not extend credit in excess of 50% of the Bank's regulatory legal lending limit to any single borrower or group of related borrowers.

The contractual amounts of credit-related financial instruments such as commitments to extend credit, credit-card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.


18. Selected Quarterly Financial Data (Unaudited)

                                                              (in thousands except per share data)

                                                                          Quarter Ending
                                                  March 31,          June 30,        September 30,    December 31,
                                                    1996              1996               1996             1996
                                                    ----              ----               ----             ----
Interest income                                   $ 4,740            $ 5,007           $ 5,177           $ 5,351
Interest expense                                    2,354              2,505             2,563             2,761
Net interest income                                 2,386              2,502             2,614             2,590
Provision for possible credit losses                  115                135               175               225
Investment security gains (losses), net               (48)                 1                90              --
Net income                                            703                798               777               753
Earnings per share*                               $   .40            $   .46           $   .44           $   .43

                                                                          Quarter Ending
                                                   March 31,          June 30,      September 30,      December 31,
                                                    1995               1995             1995              1995
                                                    ----               ----             ----              ----
Interest income                                   $ 4,430            $ 4,741           $ 4,752           $ 4,625
Interest expense                                    2,214              2,561             2,459             2,280
Net interest income                                 2,216              2,180             2,293             2,345
Provision for possible credit losses                  135                225               140               310
Investment security gains (losses), net                --                227                24                80
Net income                                            447                459               671               730
Earnings per share*                               $   .25            $   .26           $   .40           $   .42

*Reflects adjustment for 5% stock dividend issued on October 1, 1996.

Report of Independent Certified Public Accountants


Board of Directors and Stockholders
Lake Ariel Bancorp, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheets of Lake Ariel Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lake Ariel Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.







Wilkes-Barre, Pennsylvania
January 24, 1997

                COMMON STOCK MARKET PRICE AND DIVIDENDS PER SHARE

Lake Ariel Bancorp, Inc. common stock is listed on the NASDAQ Stock Market under Small-Cap Issues under the symbol "LABN" or designation "Lake Ariel." The following table sets forth: (1) the quarter-end bid and asked prices for a share of Bancorp's Common Stock during the periods indicated; and (2) quarterly dividends on a share of the Common Stock with respect to each quarter since January 1, 1995. The following quotations represent prices between buyers and sellers and do not include retail markup, markdown or commission. They may not necessarily represent actual transactions.

                                                           Average Stock Prices
                                                           ---------------------          Dividends
                                                            Bid           Asked           Declared
                                                            ---           -----           ---------
1996:
         First quarter ...........................        $15.25         $16.50             $.15
         Second quarter ..........................        $15.75         $16.75             $.16
         Third quarter ...........................        $15.88         $17.25             $.17
         Fourth quarter ..........................        $22.75         $23.75             $.22

                                                            Average Stock Prices
                                                           ---------------------          Dividends
                                                            Bid           Asked           Declared
                                                            ---           -----           ---------
1995:
         First quarter ...........................         $16.50        $17.50             $.13
         Second quarter ..........................         $16.00        $17.00             $.13
         Third quarter ...........................         $14.50        $15.50             $.14
         Fourth quarter ..........................         $14.75        $16.25             $.19

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

J.C. Bradford & Co.
330 Commerce Street
Nashville, TN 37201
1-800-251-1060

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

SEC REPORTS AND ADDITIONAL INFORMATION Upon written request of any stockholder, investor or analyst, a copy of the Corporation's report on Form 10-K for its fiscal year ended December 31, 1996, including financial statements and the schedules thereto, required to be filed with the Securities and Exchange Commission, may be obtained, without charge, by contracting the Chief Financial Officer, Lake Ariel Bancorp, Inc., P.O. Box 67, Route 191, Lake Ariel, PA 18436
(717)698-5695.

INTERNET ADDRESS ON THE WORLD WIDE WEB
http://www.labank.com

E.MAIL ADDRESS
labank@epix.net

Lake Ariel Bancorp, Inc.                                                        Administration Division

Officers                                                  Daniel Santaniello                         John J. Morgan
                                                          Assistant Vice President                   Assistant Vice President
Bruce D. Howe                                             Kathy Enslin                               Gary Lavelle
President                                                 Vice President & Cashier                   Assistant Vice President
John G. Martines                                          Gregory G. Gula                            Lynn M. Thiel
Chief Executive Officer                                   Vice President                             Internal Auditor
Louis M. Martarano                                        Karen T. Pasternak                         Marcy Swingle
Vice President & Assistant Secretary                      Vice President                             Assistant Vice President
Joseph J. Earyes, CPA                                     Cynthia A. Smaniotto                       Kathleen Horan
Vice President & Treasurer                                Vice President                             Assistant Vice President
Donald E. Chapman                                         Jeri S. Prussia                            Bonnie Robinson
Secretary                                                 Assistant Vice President                   Assistant Cashier
                                                          Stephanie A. Ganz, CPA                     Jennifer L. Klein
Directors of                                              Assistant Vice President                   Assistant Cashier
Corporation and Bank                                      & Controller
Donald E. Chapman
Peter O. Clauss
Arthur M. Davis                                                                 Retail Division
William C. Gumble
Bruce D. Howe                                             John Foley                                 Theodore Daniels
John G. Martines                                          Vice President                             Vice President
Harry F. Schoenagel                                       William R. Kerstetter                      Thomas Dziak
                                                          Vice President                             Assistant Vice President
                                                          Thomas Byrne                               Penny Cola
                                                          Assistant Vice President                   Assistant Cashier
                                                          Larry Highhouse                            Doris Hellerman
                                                          Assistant Vice President                   Assistant Vice President

                                                          Lake Ariel Branch                          Clarks Green Branch
LA Bank, N.A.                                             Treva J. Day                               Ellen Ball
                                                          Assistant Vice President &                 Branch Manager
Executive Officers                                        Branch Manager                             Ann Marie DeRigge
                                                                                                     Assistant Branch Manager
Bruce D. Howe                                             Mt. Cobb Branch
Chairman                                                  Daniel Roberts                                 The Mall At
John G. Martines                                          Branch Manager                             Steamtown Branch
President and Chief Executive Officer                                                                Patricia A. Jenkins
Louis M. Martarano                                        Greene-Dreher Branch                       Branch Manager
Senior Vice President &                                   Mary Ellen Bentler
Chief Operating Officer                                   Branch Manager                             Lords Valley Branch
Joseph J. Earyes, CPA                                                                                Laura Schultz
Senior Vice President &                                   Hamlin Corners Branch                      Branch Manager
Chief Financial Officer                                   Ann O'Reilly
Donald E. Chapman                                         Branch Manager                             Carbondale Branch
Secretary                                                                                            Cheryl Rupp
                                                          Eynon Branch                               Branch Manager
LA Lease, Inc.                                            Pete Misura
                                                          Assistant Vice President &                 Lake Wallenpaupack Branch
Bruce D. Howe                                             Branch Manager                             Beverly Simons
Chairman                                                  Autumn Molinaro                            Branch Manager
John G. Martines                                          Assistant Branch Manager
President and Chief Executive Officer                                                                Milford Branch
Thomas Byrne                                              Keyser Valley Branch                       John Gouse
Vice President                                            Doreen Swingle                             Branch Manager
Stephanie A. Ganz, CPA                                    Branch Manager
Secretary & Treasurer

                                                                                                     Mountainhome Branch
                                                          Milford Township Branch                    Marian Caprista
                                                          Cynthia Halliday                           Branch Manager
                                                          Branch Manager


                                                                          Mortgage Loan Originators

                                                          Peter Bilyk                                Kathy Smith
                                                          Lori A. Rudalavage                         Steve Zazzera

                                OFFICE LOCATIONS

CORPORATE ADDRESSES                      BRANCH ADDRESSES

Lake Ariel Bancorp, Inc.                 Lake Ariel                      Clarks Green
P.O. Box 67                              P.O. Box 67                     318 East Grove Street
Route 191                                Route 191                       Clarks Green, PA 18411
Lake Ariel, PA 18436                     Lake Ariel, PA 18436            (717) 587-0505
(717) 698-5695                           (717) 698-5695
                                                                         The Mall At Steamtown
LA Bank, N.A.                            Mt. Cobb                        220 The Mall at Steamtown
P.O. Box 67                              Routes 348 & 247                Scranton, PA 18503
Route 191                                Lake Ariel, PA 18436            (717) 341-8000
Lake Ariel, PA 18436                     (717) 689-2694
1-800-4LA-BANK                                                           Lords Valley
(Pennsylvania only)                      Greene-Dreher                   Lords Valley Shopping Plaza
                                         Route 191                       Route 739, South
LA Bank, N.A.                            Newfoundland, PA 18445          Lords Valley, PA 18428
Administration and Loan Center           (717) 676-4767                  (717) 775-8800
120 N. Keyser Avenue
Scranton, PA 18504                       Hamlin Corners                   Carbondale
(717) 343-8200                           Route 191 & 590                  93 Brooklyn Street
                                         Hamlin, PA 18427                 Ames Shopping Plaza
LA Bank, N.A.                            (717) 689-0944                   Carbondale, PA 18407
Operations Center                                                         (717) 282-7400
P.O. Box 790                             Eynon
Route 191 S                              685 Scranton-Carbondale Hwy.    Lake Wallenpaupack
Hamlin, PA 18427                         Eynon, PA 18403-1022            HC 6 Box 6931
(717) 689-5300                           (717) 876-1637 / 342-2242       Hawley, PA 18428
                                                                         (717) 226-5300
LA Lease, Inc.                           Keyser Valley
120 N. Keyser Avenue                     130 N. Keyser Avenue            Milford
Scranton, PA 18504                       Scranton, PA 18504              214 W. Harford Street
(717) 343-8200                           (717) 341-8100                  Milford, PA 18337
                                                                         (717) 296-0200
                                         Milford Township
                                         Routes 6 & 209                  Mountainhome
                                         Milford, PA 18337               Route 390 Barrett Twp.
                                         (717) 296-5600                  Mountainhome, PA 18342
                                                                         (717) 595-6400

Business Development Boards

Lackawanna Region             Lake Region              Pocono Region
Martin Andrews                Joseph P. Ceresko        T. Scot Brown
Eli Arenberg                  Edward Cimoch            Victor Decker, Esq.
Francis Bianconi              Forrest Compton          Robert E. Derse
Ervin Brong                   Joseph M. Dombrowski     Peter Helms
Mary Alice Burke              John W. Donaghy          Donald W. Henderson, M.D.
Carol Chisdak                 Jeanne Heater*           Douglas J. Jacobs, Esq.
Harry T. Coleman, Esq.        Harry Howell             Joseph F. Kameen, Esq.
Dr. Dominick Cruciani         Andrew J. Krompasky      Michelle Koziara
Gilbert Hoban*                Kerry Nix                Robert Lankenau
Joseph Karam                  James R. Shorten         Ellen McDermott
Kevin K. Kearney              Brian Smolsky            Dr. Michael Newmark
Ron Leas                      John E. Spewak           Edward S. Nikles
Robert A. Mazzoni             Alice Trunzo             Robert Pityo
Mark Suchter                  Joanne C. Valanda        Edmund J. Riess, Jr.
John J. Vanston               Michael Walker, Esq.     William Sanquilly
Dr. Joseph Zandarski, CPA     Louis J. Zefran          Edward J. Shafer
Sandor Zangardi                                        George Schmitt
                                                       Thomas H. Wiss, IV
                                                       David Zeiler

*Appointed January, 1997










                                       62