Form 10-K, Exhibit 13
period 1997-12-31
LAKE ARIEL BANCORP INC
filed 1998-03-30
CIK 723878

EXHIBIT 13


                          ANNUAL REPORT TO SHAREHOLDERS
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1997

                                             LAKE ARIEL BANCORP, INC.
                                                1997 ANNUAL REPORT

                   LAKE ARIEL BANCORP, INC. 1997 ANNUAL REPORT



TABLE OF CONTENTS

-Financial Highlights
-Message to Our Stockholders
-Board of Directors
-On The Move
-Responsibilities for Preparation of Financial Statements
-Financial Review: Management's Discussion and Analysis
-Consolidated Financial Statements
    -Balance Sheet
    -Statement of Income
    -Statement of Changes in Stockholders' Equity
    -Statement of Cash Flows
    -Notes to Consolidated Financial Statements
    -Independent Auditor's Report
-Investor Information
-Company Directors and Officers
-Office Locations
-Business Development Boards








Except for historical information that is contained in this annual report, certain matters presented in this report may contain forward-looking statements that involve risks and uncertainties in the banking industry, including timely availability and acceptance of new products, the impact of competitive products and pricing, the management of growth and the other risks detailed from time to time in the Company's SEC reports, including the report on Form 10-K for the year ended December 31, 1997, and the section in this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."



FINANCIAL HIGHLIGHTS - 1997

EARNINGS AND DIVIDENDS
                                                                       (dollars in thousands, except per share data)

                                             1997                1996                1995                1994           1993

                                                       Percent/Basis Point Percent/Basis Point Percent/Basis Point
                                             Amount    Change    Amount    Change    Amount    Change    Amount         Amount

Net Income ...........................       $3,431    13.2%     $3,031    31.4%     $2,307    8.4%      $2,128       $2,052
Earnings Per Share - Basic* ..........       $0.92     12.2%     $0.82     30.2%     $0.63     6.8%      $0.59        $0.76
Earnings Per Share - Diluted* ........       $0.88     7.3%      $0.82     30.2%     $0.63     6.8%      $0.59        $0.76
Dividends Per Share* .................       $0.38     18.8%     $0.32     18.5%     $0.27     8.0%      $0.25        $0.19
Return on Average Total Assets .......       1.00%     -9 bpts.  1.09%     +17 bpts  0.92%     -12 bpt   1.04%        1.40%
Return on Average Stockholders' Equity       15.24%    +27 bpts  14.97%    +180 bpt  13.17%    +10 bpt   13.07%       19.44%
Dividend Payout Ratio ................       39.90%    -         39.14%    -         42.13%    -         42.15%       24.51%



FINANCIAL POSITION

                                             1997                1996                1995                1994      1993

                                                       Percent/Basis Point Percent/Basis Point Percent/Basis Point
                                             Amount    Change    Amount    Change    Amount    Change    Amount    Amount

Total Assets .......................         $368,073  23.6%     $297,906  18.3%     $251,859  6.7%     $236,125    $169,189
Total Deposits .....................         $280,450  10.8%     $253,196  21.3%     $208,759  8.6%     $192,187    $146,054
Net Loans ..........................         $208,236  18.3%     $175,990  15.6%     $152,306  12.8%    $135,018    $109,302
Stockholders' Equity** .............         $35,815   69.2%     $21,172   8.5%      $19,509   23.5%    $15,799     $16,272
Book Value Per Share* ..............         $7.87     37.6%     $5.72     2.1%      $5.60     22.0%    $4.59       $4.52
Stockholders' Equity to Total Assets         9.73%     +262 bpt  7.11%     -64 bpts  7.75%     +106 bpt 6.69%       9.62%


          *Reflects adjustment for 5% stock dividends issued on October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997.

          **Beginning with 1994, reflects adjustment to capital as a result of the implementation of SFAS No. 115.

MESSAGE TO OUR STOCKHOLDERS


Company Overview
         1997 was a landmark year for Lake Ariel Bancorp, Inc. (the "Company"). Strategic moves were made in order to establish a foundation to take the Company into the next level of financial growth and profitability.

         During 1997, to meet the challenges of the 21st Century, the Company completed a very successful stock sale; consolidated its Administration and Operations to a new Financial Center; more than doubled the capabilities of its computer system; and formed a new subsidiary, Ariel Financial Services, Inc., to meet the ever growing demand for non-traditional bank products.

         Success, however, is only measured by the financial performance we achieved in 1997. Assets, deposits, net income, dividend payment, and stockholders' equity all reached record levels. Our primary objective is to create value for our stockholders. 1997 will always be viewed as the year that produced unprecedented results for our stockholders.

Stockholders' Value
         Significant events  during  1997 had  major  impacts  on the  Company's capital position:
- $12 million stock sale completed
- Nasdaq National  Market  listing (LABN)
- 5% stock dividend - 2-for-1 stock split
- Cash  dividend  increased by 15%
- 15.24% Return on Average  Equity
- 64% Increase in Market Value
- 74% Return to Stockholders

         During the fourth quarter of 1997, the Company raised $12 million in new capital by selling 805,000 shares of common stock at $16.00 per share. At year-end 1997, our Company was in a very strong capital position. Stockholders' equity was at $36 million. The Tier I, or core capital ratio was 17.12% and the total risk-based capital ratio was at 18.12%, this is in comparison to regulatory minimums of 4% and 8%, respectively.
The new capital will be used to continue the Bank's expansion goals.

         In addition to the stock sale, the Company had a 2-for-1 stock split on November 10, 1997 and, on November 21, 1997, was listed on the Nasdaq National Market.

         During 1997, for the 14th consecutive year, the Company increased its per share cash dividend from $.32 in 1996 to $.38 in 1997, a 19% increase and, also, for the second consecutive year, paid a 5% stock dividend. Per share information for all prior years has been restated to reflect the effects of the stock split and this stock dividend.

         Our return on average stockholders' equity continued to be exceptional in 1997 at 15.24%, up 27 basis points from 14.97% in 1996. Return on stockholders' equity is arguably the most important measure of a bank's performance and our return ranks us among the top performing financial institutions reported in the industry.

         Book value increased from $5.72 in 1996 to $7.87 in 1997, an increase of 38%. The Company's (LABN) market price closed at $17.75 per share on December 31, 1997, an increase of 64% from $10.83 (adjusted) at December 31, 1996.

         By factoring in the cash and stock dividends and the increase in the market price of the common stock, our stockholders realized an incredible 74% return on their investment in 1997.

Net Income
         1997     proved  to be  another  strong  earnings  performance  for the
                  Company: - Record Earnings - $3,431,000 - up 13% - Return On Average Assets - 1.00% - 9.6% Growth in Net Interest Income - Earnings per share - basic - $0.92 - Earnings per share - diluted - $0.88

         The Company's net income for 1997 was $3,431,000, 13.2% higher than the $3,031,000 reported for 1996. Net income was positively influenced by a 9.6% growth in net interest income after provision for possible credit losses and a 25.7% growth in other operating income. Overhead costs were $9.2 million for 1997, an increase of $1.2 million or 15.2% from $8.0 million reported in 1996. Overhead costs were impacted by the opening of three branch offices in the fourth quarter of 1996.

         Operating earnings for the year were at $.92 per share - basic and $0.88 per share - diluted compared to $.82 per share - basic and diluted in 1996. Return on average assets was 1.00% for 1997.

Growth
         1997 proved to be another year of exceptional increases:
                  - Assets                   -        24%
                  - Deposits                 -        11%
                  - Loans                    -        18%
                  - Investment Securities    -        32%

         Total assets increased to $368.1 million at year-end 1997, an increase of $70.2 million or 23.6% from $297.9 million at December 31, 1996. This increase was primarily attributable to a $27.8 million growth in securities and $32.2 million growth in net loans and leases.

         Investment securities increased to $114.8 million at year-end, an increase of $27.8 million or 31.9% from $87.0 million at December 31, 1996. This increase was attributable to an investment strategy implemented in January, 1997 whereby the Company borrowed $25 million from the Federal Home Loan Bank of Pittsburgh ("FHLB") and invested in a combination of various fixed and variable rate investments.

         Total net loans increased to $208.2 million at December 31, 1997, an increase of $32.2 million or 18.3% from $176.0 million at December 31, 1996. For the year 1997, residential mortgage loans increased to $103.0 million, an increase of $15.4 million or 17.6% from $87.6 million at December 31, 1996. This increase was attributable to the increased mortgage loan activity during the period, particularly during the second half of 1997, net of mortgage loans sold during 1997 of approximately $28.9 million. As of year end, LA Bank was servicing over $130,000,000 in residential mortgage loans.

         During 1997, total deposits increased to $280.5 million, an increase of $27.3 million or 10.8% from $253.2 million at December 31, 1996.

New Financial Center
         In November, 1997, our Company solidified our presence in downtown Scranton with the opening of its new Financial Center in the Historic Oppenheim Building. LA Bank consolidated its Executive, Administrative, Operations, Data Processing and other non-branch activities into this building's 21,000 sq. ft. second floor.

         In addition to the needed space and the potential for future growth, the move gave us access to a greater infrastructure for training, the availability of superior telecommunications systems and the quality of a larger potential work force.

         Also, the location of the new financial center reinforces our presence and image which should give us an advantage over other community banks in Northeastern Pennsylvania.

Strengthening the Organization - Branches, Personnel and Technology
         In October of 1997, our 15th branch location was opened on the first floor of the Oppenheim Building in Downtown Scranton. This new branch office will enable us to better serve the needs of the downtown employers, employees and shoppers.

         During 1998, the Company will be bringing its services to two new locations, thanks to LA Bank's satellite branches planned for the new Wal-Mart Supercenters at the Dickson City Crossings and at the location on Route 6, Honesdale. The new branches in the Wal-Mart Supercenters will be the Bank's 16th and 17th full-service branches and the first to be located in a retail store. As we grow our franchise, plans for additional locations are progressing to increase our presence in the market place. The continued rapid growth of our Company includes the expansion into new markets with additional products. To achieve these goals, management and technology changes are necessary. Looking forward to the 21st Century, technology will be vital to the success of our institution. In 1997, we more than doubled the capacity of our existing electronic data processing system.

         During 1997 and during the first quarter of 1998, the following changes were made to strengthen our organization: Lou Martarano and Joe Earyes were both elevated to Executive Vice President and Cindy Smaniotto, Karen Pasternak and Jack Foley were all promoted to Senior Vice President. Also, Tom Dziak, Dan
Santaniello and Tom Byrne were all promoted to Vice President, while new Assistant Vice Presidents included Jennifer Nichols, Bonnie Robinson and Lynn Thiel, Auditor. Susan Lenko became Assistant Cashier and IRA Administrator. Sal DeFrancesco became our new Assistant Vice President and Controller and new Branch Managers included Marilynn Palmer in Mountainhome and Sheila Dick in Carbondale.

         In December, 1997, Attorney Paul D. Horger was appointed to the LA Bank's Board of Directors and in January, 1998, he was appointed to the Company's Board of Directors. Attorney Horger adds tremendous experience and wisdom to our Board and will fill the vacancy of Director Arthur Davis who will be retiring when his term expires in April 1998. Mr. Davis has been a valuable member of our Board for the past 29 years and we extend our gratitude for his loyal support of our organization.

Marketing, Products and Services
         During 1997, great emphasis was placed on marketing the Bank's mortgage program. During the first quarter, LA Bank established a new Smart Mortgage Direct Information toll free number, 1-888-343-HOUSE which allows potential new mortgage customers the opportunity to speak directly to a mortgage representative to receive information on LA Bank's mortgage rates and products. During the third quarter, LA Bank introduced a new "Welcome Home" mortgage pre-approval program. The program takes home financing a step further by allowing customers to be pre-approved before shopping for a new home. This program has been a tremendous help in evaluating how much a first-time homeowner can afford before making any commitment.

         During the second quarter, the Bank's Home Equity Line of Credit was revised. The PrimeLine Equity Loan offered an introductory rate of 6.99% APR. This product was marketed aggressively during the year to new and existing customers.

         In the third quarter, a new Business Development Software program was installed to track business generated by officers' calls, follow-up contacts, cross sell ratios and teller referrals. The system generates reports for senior management which will evaluate the performance of each officer in relation to their goals, and will also identify the quality of the calls.

         Also, during the year, LA Bank's site on the World Wide Web was updated on a monthly basis to keep the information on our home page current. All print and broadcast advertising reference our site address and reciprocal links were established with the Scranton/Wilkes-Barre Red Barons and to the Nasdaq page, allowing browsers the opportunity to receive accurate, real-time market quotes of the stock price for the Company's shares or request a copy of our annual report on-line. In 1997, the web site was made interactive to allow browsers to request information on-line and even contact our Executive Officers and Marketing Department. A new financial information page was added which contains LA Bank's current financial information. This web site will be updated and expanded during 1998.

         In 1997, notification was received that LA Bank earned a superior ranking for the period ended December 31, 1996 as published by "Bank Financial Quarterly", one of the nation's prime sources of bank quality rankings as published by IDC Financial Publishing. The superior rating achieved by LA Bank indicates LA Bank is one of the safest institutions in the United States.

         In addition, LA Bank was the recipient of an award for outstanding participation during Community Banking Week, held in April each year. LA Bank won the award for the Best Children's Project in Pennsylvania in the $176-$400 million asset category. LA Bank offers a Kids Top Savings Account which includes no minimum balance requirements, a Polaroid Print Kids Photo ID and fingerprinting provided at no charge at time of account opening, and an age appropriate gift which focuses on educating the accountholders. In addition, LA Bank sends periodic newsletters to reinforce these concepts.

Ariel Financial Services, Inc.
         To meet the ever growing demand for non-traditional bank products, Ariel Financial Services, Inc. ("Ariel Financial Services") was formed in 1997.

         We fully expect that Ariel Financial Services will bring added dimension to our organization by allowing us to be more competitive in the ever changing financial markets. These new non-traditional bank products will prevent disintermediation; create one-stop customer shopping; satisfy the needs of tomorrow's more sophisticated customer; and most importantly, generate fee income.

         The need for Ariel Financial Services is dictated by the ever growing "Baby Boomer" market. This generation of investors makes different savings and investment choices than their parents, and the ability to deliver products such as mutual funds, securities, annuities (fixed and variable) and various insurance products is essential to retain and attract these sophisticated investors.

         We expect Ariel Financial Services to not only help retain our existing customer base, but also to add customers to our organization. The added fee income generated from these new products will help offset the shrinking interest margin of our traditional bank deposits.

Community Reinvestment and Development
         During 1997, LA Bank continued to participate in the Scranton Neighborhood Housing Mortgage Program. The program provides financing to low to moderate income families that would not normally be eligible for a mortgage loan, thereby giving them the opportunity to purchase a home. LA Bank also maintains their own "Welcome Home" program for first time homebuyers in the low-to-moderate income level and makes homeownership a reality for many customers who would not qualify under our normal underwriting guidelines. The program has been a great success and will continue to be offered again in 1998.

         During the first quarter of 1997, a Smart Mortgage Direct Planning guide was developed to help educate first time homebuyers on the mortgage process covering topics from the application process through closing. In addition, a new ATM/Visa Check Card safety brochure was developed to educate accountholders of the risk associated with using and maintaining an electronic banking card.

         During April, LA Bank sponsored its third annual homebuyers fair at LA Bank's Loan Center on Keyser Avenue in Scranton. The event offers prospective homebuyers the opportunity to meet with originators, attorneys, builders and insurance agents to discuss the various aspects of the homebuying process.

         Also during the year, LA Bank funded a $800,000 revolving loan for United Neighborhood Centers of Lackawanna County ("UNC") to fund renovation costs to the Progressive Center. The center is located in a central city neighborhood with the highest poverty rate in Lackawanna County. This center houses the services for families in crisis; a day care program; an after-school program for local children; an evening program for teens and young adults; plus many other vital programs for the low and moderate income families of the local community.

Year In Review
         For the year ended December 31, 1997, LA Bank achieved record results in all major aspects of financial measurements. We are very proud of this year's performance and believe our strategy gives us optimism for future years.

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

         We thank our Board of Directors, Business Development Boards, management and employees for making 1997 a very successful year. Their effort and support, coupled with invaluable experience, are appreciated by all of us. Once again, as a stockholder, we sincerely hope that you continue to support, promote and patronize LA Bank so that we may continue in our efforts to grow as a strong locally-owned community bank.




John G. Martines
Chief Executive Officer of the Corporation and President and Chief Executive Officer of the Subsidiaries




Bruce D. Howe
President of the Corporation
and Chairman of the Subsidiaries

Board of Directors

          William C. Gumble, Esquire - Age 60. Attorney Gumble has served on the Board of Directors since 1985. He resides in Paupack, Pike County. He retired from an active law practice in 1993. He has held office as County Solicitor and District Attorney of Pike County.

          Arthur M. Davis- Age 70. Mr. Davis is the senior member of our Board of Directors, elected to the Board in 1969. He is President of Lake Ariel Hardware and is a lifelong resident of Lake Ariel.

          Bruce D. Howe- Age 66. Mr. Howe is Chairman of the Board of LA Bank, N.A., and is a resident of Lake Ariel. He is President of John T. Howe, Inc. which operates local fuel and heating oil companies, a motel, interstate truck stop and convenient stores. He is also President of Howe's Twin Rocks, Inc., a local restaurant.

          Harry F. Schoenagel- Age 62. Mr. Schoenagel was elected to the Board of Directors in 1985. He is a resident of Greentown and is a partner in Schoenagel & Schoenagel Associates, a local engineering and surveying company located in Pike County.

          John G. Martines- Age 51. Mr. Martines is Bank President and CEO and has been employed by the Bank and on the Board of Directors since 1979. He is a resident of Newton Lake, Greenfield Township, Lackawanna County.

          Peter O. Clauss- Age 68. Mr. Clauss has served on the Board since 1986. He was the former President of C & D Builders, Inc., a contracting firm, and is presently retired and a resident of Lake Ariel.

          Donald E. Chapman- Age 61. Mr. Chapman has been on the Board of Directors since 1972. He is a resident of Lake Ariel and owner of a Nationwide Insurance agency for the past 35 years. He also serves as a Wayne County Commissioner.

          Paul D. Horger, Esquire - Age 60. Attorney Horger is the newest member on the Board. A practicing attorney for 34 years, Attorney Horger is Senior Partner at the law firm of Oliver, Price & Rhodes in Scranton, Pennsylvania.











In April 1998, after 29 years with our Company, Arthur M. Davis retired as a member of our Board of Directors. His general business understanding helped set the stage for the Company's growth to its present size from a single bank in Lake Ariel, Pennsylvania. As important as his strategic leadership was his strong commitment to customer satisfaction, and his active support of community involvement. We wish him many more years of good health and happiness.

 Board of Directors

1997 continued to be a year of growth for LA Bank. Throughout the year, we expanded our coverage area to include four counties: Lackawanna, Wayne, Pike and Monroe. Throughout the last decade and a half, LA Bank has achieved financial strength and market share by growing from a single unit financial institution into a 15 branch, $368 million asset bank. Although we have grown at an exceptional pace, our focus on increased profitability and enhanced stockholder value continue without sacrificing the quality products and services we offer to the markets we reach. Technological innovation, the directives of our Board, management's leadership and employee services allow LA Bank to remain reactive to consumer needs while maintaining a pool of resources to meet proactive consumer demands.

"LA Bank is committed to meeting the ongoing financial needs of our customers and prospective customers in ways that will allow us to reward the dedication of our employees and shareholders." Our corporate mission statement continually reminds us we are united with our customers, employees, and shareholders in a sphere of common interest. We are challenged to meet the ongoing and ever-changing needs of our customers, each reflective of their unique lifestyles and situations. We meet this challenge by continually developing and improving a full line of products and services to enhance the successful financial goals of those who call LA Bank their Bank. Whether our customers begin their relationship as a child, a teen, or a senior, LA Bank's diverse products and responsive service establishes our position as your bank. Large or small, corporate or personal, LA Bank offers a full banking relationship to our customers allowing us to reward the dedication of our employees and shareholders. Our unique relationships have led us to dedicate this year's annual report to those whose lives we affect and in turn affect us, those who have just begun to know and grow with us, as well as those who have partnered with us throughout their ever-changing lives. We are LA Bank.

Responsibilities for Preparation of Financial Statements

         The management of Lake Ariel Bancorp, Inc. ("the Company") is responsible for the preparation, integrity and fair presentation of the financial statements, as well as other information contained in the annual report. Estimates are an integral part of preparing financial statements as management must make informed judgements about the expected effects of events and transactions prior to their definitive resolution.

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



Joseph J. Earyes, CPA
Vice President and Treasurer

Management's Discussion and Analysis

The consolidated financial review of Lake Ariel Bancorp, Inc. ("the Company") provides a comparison of the performance of the Company for the years ended December 31, 1997, 1996, and 1995. The financial information presented should be reviewed in conjunction with the consolidated financial statements and accompanying notes appearing elsewhere in this annual report.

Background

The Company is a one bank holding company whose principal subsidiary is LA Bank, N.A. The Company operates 15 full-service branch banking offices in its principal market area in Lackawanna, Monroe, Pike and Wayne Counties. At December 31, 1997, the Company had 133 full-time equivalent employees.

Analysis of Results of Operation

Overview
         Net income for 1997 increased to $3.4 million, an increase of $400,000 or 13.2% over 1996. Net income for 1996 was $3.0 million, an increase of $724,000 or 31.4% over 1995. On a per share basis, net income was $0.92 basic and $0.88 diluted in 1997, $0.82 basic and diluted in 1996 and $0.63 basic and diluted in 1995. Weighted average shares outstanding for 1997, 1996 and 1995 were 3,886,000, 3,686,000, and 3,641,000, respectively. Earnings per share and weighted average shares outstanding reflect adjustment for the 5% stock dividends paid on October 1, 1997 and 1996, and the two-for-one stock split effective November 10, 1997.

         The  growth  in  net  income  during  1997  was   attributable  to  the
improvement in net interest income, which increased to $10.3 million, an increase of $903,000 or 9.6% over 1996, and which was coupled with an increase in other operating income to $3.4 million, an increase of $695,000 or 25.7% over 1996. This increase more than offset the increase in other operating expenses to $9.2 million, an increase of $1.2 million or 15.2% over 1996. The Company continued to focus its efforts toward retail banking services within its market area with specific attention given to increasing market share.

         The growth in net income in 1996 was also attributable to the improvement in net interest income, which increased to $9.4 million, an increase of $1.2 million or 14.8% over 1995 and which was also coupled with an increase in other operating income to $2.7 million, an increase of $225,000 or 9.1% over 1995. This increase more than offset the increase in other operating expenses to $8.0 million, an increase of $234,000 or 3.0% over 1995.

Analysis of Net Interest Income
         In 1997, net interest income (tax-equivalent basis) increased to $11.9 million, an increase of $1.3 million or 12.0% over 1996 levels. Average loans and leases increased to $194.1 million, an increase of $28.8 million or 17.4% over 1996. Average commercial loans grew to $61.2 million, an increase of $12.6 million or 25.8% over 1996 levels. Interest income on commercial loans increased to $6.0 million, an increase of $1.4 million or 29.8% over 1996. This was due to increased volume and increased lending rates through most of 1997. The national prime rate as reported in a national publication published daily, an index to which the majority of these loans were tied, was 8.5% and 8.25% at December 31, 1997 and 1996, respectively. Average real estate loans increased 15.7%, which contributed to a 12.2% increase in interest income on real estate loans. Average consumer loans, which included credit card receivables and leases, increased $3.6 million or 9.8% over 1996, and resulted in a 4.4% increase in related interest income.

         Net interest income (tax-equivalent basis) for 1996 increased to $10.7 million, an increase of $1.1 million or 11.9% over 1995. This increase was due to the continued strong growth of earning assets, which grew 10.6% over 1995 levels.

         On average, investment securities in 1997 increased to $114.2 million, an increase of $28.9 million or 33.9% over 1996 levels. Investment securities in 1996 increased to $85.3 million, an increase of $4.8 million or 5.9% over 1995 levels. Income earned on investment securities increased to $8.3 million, an increase of $2.2 million or 36.2% over 1996. Income earned in 1996 increased to $6.1 million, an increase of $330,000 or 5.7% over 1995. As is discussed under "Financial Condition," the asset/liability management and investment strategies that were employed during 1997 resulted in increased holdings of investment securities and created an increase in investment income. The mix of securities in the investment portfolio changed slightly during 1997. Taxable securities, which represented 76.1% of the investment portfolio in 1996, decreased to 73.9% or $84.4 million in 1997. At December 31, 1997, tax-exempt securities represented 26.1% of the portfolio compared to 23.9% in 1996 and 21.0% in 1995. In 1997, tax-exempt securities, for part of the year, provided better after-tax investment returns than taxable issues in similar maturity and quality ranges. Accordingly, average balances on state and municipal securities at December 31, 1997 increased to $29.8 million, an increase of $9.4 million or 46.1% over 1996. Average balances on state and municipal securities at December 31, 1996 increased to $20.4 million, an increase of $3.5 million or 20.7% from $16.9 million at December 31, 1995.

         Average interest-bearing deposits at December 31, 1997 increased to $232.6 million, an increase of $28.7 million or 14.1% over 1996. Average interest-bearing deposits at December 31, 1996 increased to $203.9 million, an increase of $22.8 million or 12.6% from $181.1 million at December 31, 1995. As interest rates rose in 1995 and continued constant through most of 1996 and 1997, more depositors sought higher rate, longer-term deposits. Savings and interest-bearing demand deposits at December 31, 1997 increased to $70.6 million, an increase of $6.4 million or 9.9% over 1996. Savings and interest-bearing demand deposits at December 31, 1996 decreased to $64.2 million, a decrease of $2.9 million or 4.4% from $67.2 million at December 31, 1995. As a percentage of total average interest-bearing deposits, savings and interest-bearing demand deposits represented 30.4% in 1997, 31.5% in 1996 and 37.1% in 1995. Due to the shift in the mix of deposits, the rates at which they were repricing and the volume increase, interest expense on deposits at December 31, 1997 increased to $10.4 million, an increase of $1.4 million or 16.1% over 1996. Interest expense on deposits at December 31, 1996 increased to $9.0 million, an increase of $784,000 or 9.6% from $8.2 million at December 31, 1995. These results were reflected in the cost of funds which increased 1.8% from 1996 through 1997, and decreased 2.7% from 1995 to 1996, while volume increased 14.1% and 12.6%, respectively. However, interest expense as a percent of earning assets increased by 31 basis points from 4.01% in 1996 to 4.32% in 1997 due to the volume increase in interest bearing liabilities and the increase in the related interest rates paid. There were no brokered deposits within the Company's deposit base during 1997, 1996 and 1995.

         Short-term borrowings, which included federal funds purchased and securities sold under agreements to repurchase, averaged $2.1 million in 1997, $3.7 million in 1996 and $5.2 million in 1995. These borrowings remained relatively constant through 1997.

         The overall effect of the increase in interest rates paid, the shift in mix of and growth in deposit accounts and long-term debt and the growth in earning assets produced a negative impact on net interest margin. The net interest margin decreased by 39 basis points to 3.81% in 1997 from 4.20% in 1996. The net interest margin was 4.15% in 1995.

         The following tables provide an analysis of changes in net interest income with regard to volume, rate and yields of interest-bearing assets and liabilities based on average balances for each period. Components of interest income and expenses are presented on a tax-equivalent basis using the statutory federal income tax rate of 34.0% each year.



                                                                          For The Year Ended December 31,
                                             1997                            1996                      1995
                                             Average       Interest          Average Interest          Average     Interest
                                             Balance       Income/    Yield/ Balance Income/   Yield/   Balance    Income/   Yield/
                                              (1)          Expense    Rate   (1)     Expense   Rate      (1)       Expense   Rate
                                                                      (Dollars in thousands)

Earning assets:
Federal funds sold .......................     $4,640        $264     5.69%  $3,124   $ 164      5.25%     $2,889    $154      5.33%
Deposits in Federal Home Loan Bank .......        160           9     5.63   145          6      4.14      479       22        4.59
Investment securities:
   U.S. government agencies ..............     81,567       5,738     7.03   63,443   4,323      6.81      61,842    4,187     6.77
   State and municipal(2) ................     29,798       2,391     8.02   20,393   1,673      8.20      16,890    1,448     8.57
   Other securities ......................      2,850         154     5.40   1,460    86         5.89      1,790     117       6.54
     Total investment securities .........    114,215       8,283     7.25   85,296   6,082      7.13      80,522    5,752     7.14
Loans and leases:
   Commercial, financial and industrial(3)     61,163       5,952     9.73   48,626   4,585      9.43      44,438    4,444     10.00
   Real estate-construction and mortgage .     92,998       7,356     7.91   80,395   6,557      8.16      65,250    5,318     8.15
    Installment loans to individuals(4) ..     36,793       3,299     8.97   34,213   3,251      9.50      34,664    3,226     9.31
   Lease financing(4) ....................      3,110         302     9.71   2,114      199      9.41      1,431     124       8.67
     Total loans and leases ..............    194,064      16,909     8.71   165,348 14,592      8.83      145,783   13,112    8.99

Total earning assets .....................    313,079      25,465     8.13   253,913 20,844      8.21      229,673   19,040    8.29

Cash and due from banks ..................     10,469                        9,834                         9,368
Premises and equipment ...................     10,901                        7,769                         7,718
Other, less allowance for credit losses
   and loan fees .........................      9,617                        5,438                         4,343
Total assets .............................   $344,066                        $276,954                      $251,102

Liabilities and stockholders' equity:
Interest-bearing deposits:
   Demand ................................    $30,245       $627      2.07   $25,764  $537       2.08%     $25,993   $618      2.38%
   Savings ...............................     40,377       1,611     3.99   38,472   1,549      4.03      41,186    1,524     3.70
   Time ..................................    123,054       6,157     5.00   105,883  5,350      5.05      86,980    4,671     5.37
   Time over $100,000 ....................     38,918       2,000     5.14   33,811   1,521      4.50      26,960    1,360     5.04
     Total interest-bearing deposits .....    232,594      10,395     4.47   203,930  8,957      4.39      181,119   8,173     4.51
Short-term borrowings ....................      1,843          99     5.37   3,312      174      5.25      4,698     253       5.39
Securities sold under agreements
   to repurchase .........................        259          13     5.02   338         17      5.03      546       29        5.31
Long-term debt ...........................     47,663       3,018     6.33   16,275   1,035      6.36      17,898    1,059     5.92
Total interest-bearing liabilities .......    282,359      13,525     4.79   223,855 10,183      4.55      204,26    9,514     4.66
Demand - noninterest - bearing ...........     35,518                        29,545                        26,172
Other liabilities ........................      3,674                        3,312                         3,157
Total liabilities ........................    321,551                        256,712                       233,590
Stockholders' equity .....................     22,515                        20,242                        17,512
Total liabilities and stockholders' equity   $344,066                        $276,954                      $251,102

Net interest income ......................                $11,940                   $10,661                         $9,526
Net interest spread ......................                            3.34%                      3.66%                         3.63%
Net interest margin(5) ...................                            3.81%                      4.20%                         4.15%

------------------------------
(1) Average balances have been computed using daily balances in 1997 and 1996 and month-end balances in 1995. Nonaccrual loans are included in loan balances.
(2) Interest and yield are presented on a tax-equivalent basis using a 34.0% statutory tax rate for 1997, 1996 and 1995.
(3) Does not include recovered interest of $49,000 on a nonaccrual loan paid off during 1995.
(4)  Installment loans and leases are presented net of unearned interest.
(5) Represents the difference between interest earned and interest paid, divided by average total earning assets.



                                                            1997 Compared to 1996(1)      1996 Compared to 1995(1)
                                                               Caused by        Total         Caused by       Total
                                                            Volume     Rate     Variance  Volume     Rate     Variance
                                                                 (In thousands)

Interest income:
   Federal funds sold............................           $  85        $15      $100     $ 12        $ (2)      $10
   Deposits in Federal Home Loan Bank .................         1          2         3       (14)        (2)      (16)
   Investment securities ..............................     2,101        100     2,201       377        (47)      330
   Loans and leases ...................................     2,553       (236)    2,317     1,663       (183)    1,480
Total interest income .................................     4,740       (119)    4,621     2,038       (234)    1,804

Interest expense:
   Demand and savings deposits ........................       169        (17)      152      (108)        52       (56)
   Time deposits ......................................     1,105        181     1,286     1,283       (443)      840
   Borrowed funds .....................................     1,904          -     1,904      (183)        68      (115)
Total interest expense ................................     3,178        164     3,342       992       (323)      669

Net interest income..............................           $1,562     $(283)    $1,279    $1,046       $89     $1,135

------------------------------
(1) The portion of the total change attributable to both volume and rate changes during the period has been allocated to the volume and rate components based upon the absolute dollar amount of the change in each component prior to the allocation.


Provision for Possible Credit Losses
         The provision for possible credit losses for the year ended December 31, 1997 increased to $780,000, an increase of $130,000 or 20.0% over 1996. The provision for possible credit losses for 1996 decreased to $650,000, a decrease of $160,000 or 19.8% from $810,000 for 1995. In 1997, the provision for possible credit losses was 155.7% of net charge-offs, compared to 136.3% in 1996 and 124.8% in 1995. The provision represented management's assessment of the risks inherent in the loan and lease portfolio while providing the amounts necessary to cover potential charge-offs.

         Net charge-offs in 1997 increased to $501,000, an increase of $24,000 or 5.0% over 1996. Net charge-offs in 1996 decreased to $477,000, a decrease of $172,000 or 26.5% from $649,000 in 1995. The net charge-offs in 1997 were primarily attributed to the consumer installment loans and credit card portfolio. The net charge-offs in 1996 were primarily attributed to the commercial real estate loan portfolio. The ratio of net charge-offs to average loans outstanding was at 0.26% for 1997, 0.30% for 1996 and 0.44% for 1995.

         Net charge-offs on commercial and industrial loans for 1997 were $64,000 or 12.8% of net charge-offs compared to $118,000 or 24.7% of net charge-offs for 1996 and $286,000 or 44.1% of net charge-offs for 1995. Consumer and credit card and real estate related debt accounted for 87.2% in 1997, 75.3% in 1996 and 55.9% in 1995, of net charge-offs, respectively.

Other Operating Income
         Other operating income in 1997 increased to $3.4 million, an increase of $695,000 or 25.7% over 1996. Other operating income in 1996 increased to $2.7 million, an increase of $225,000 or 9.1% from $2.5 million in 1995. Fees generated from the origination and sale of residential mortgage loans provided $183,000 or 5.4% in 1997, $266,000 or 9.8% in 1996 and $179,000 or 7.2% in 1995,
of other operating income. Mortgage servicing fee income in 1997 increased to $349,000, an increase of $22,000 or 6.7% over 1996. Such income in 1996 increased to $327,000, an increase of $25,000 or 8.3% from $302,000 in 1995.
These fees were directly influenced by the volume of loans that were sold in the secondary market. Gains or losses on sales of mortgage loans occurred when the coupon rates on mortgage loans exceeded or fell short of the yields required by the purchasers. The net gain of $404,000 recorded in 1997, compared with the net gain of $114,000 in 1996 and net gain of $132,000 in 1995, was indicative of the changes in interest rates during the periods in which the sales occurred.

         Fee income from service charges on demand deposits, item processing, return items and other service fees in 1997 remained constant with 1996 at $1.2 million. Such income in 1996 increased to $1.2 million, an increase of $151,000 or 14.2% from $1.1 million in 1995. These fees, which represented 36.7% of other operating income, were influenced by both pricing changes and increases in the number of consumer and business demand deposit accounts which increased $11.8 million or 19.9% in 1997 over 1996.

         Net gains on available-for-sale securities represented approximately 6.3% in 1997, 1.6% in 1996 and 13.3% in 1995 of other operating income, respectively. The sales of these securities resulted from the Company's decision to liquidate certain securities to capture market gains with the ability to reinvest in bonds with similar risk and yield.

         Included in other income are earnings on directors' and officers' life insurance policies, credit card annual fees and merchant discounts, safe deposit box rentals, rental income on excess office space in two of the Company's branch offices, automated teller machine surcharge income, commissions on check orders and other general service fees. These fees in 1997 increased to $1.0 million, an increase of $265,000 or 35.9% over 1996. These fees in 1996 increased to $739,000, an increase of $268,000 or 56.9% from $471,000 in 1995. Automated teller machine income, which did not exist in the same period in 1996, represented $196,000 of the increase. Earnings on directors' and officers' life insurance policies represented $161,000 of the remaining increase.

Other Operating Expenses
         Other operating expenses in 1997 increased to $9.2 million, an increase of $1.2 million or 15.0% over 1996. Other operating expenses in 1996 increased to $8.0 million, an increase of $200,000 or 2.6% from $7.8 million in 1995. Salaries and benefits, which were the most significant of the noninterest expenses, increased in each of the years reported. Salaries and benefits for 1997 increased to $4.2 million, an increase of $522,000 or 14.2% over 1996. Salaries and benefits in 1996 increased to $3.7 million, an increase of $125,000 or 3.5% from $3.6 million in 1995. These increases were due to the additional staffing needs in both new and existing branch and administrative offices, merit increases and the added costs associated with health care insurance and other benefits which were provided by the Company.

         Equipment and occupancy expenses in 1997 increased to $2.3 million, an increase of $389,000 or 20.7% over 1996. Such expenses in 1996 remained constant at $1.9 million as compared to 1995. Again, these increases were primarily attributable to the growth in the number of branch offices, in addition to overall increases in overhead expenses, maintenance costs and equipment upgrades (including computer hardware and software) throughout the branch network.

         FDIC insurance assessments decreased from $222,000 in 1995, to $2,000 in 1996 and $0 in 1997. The decrease in the FDIC insurance assessment reflected the decision by the FDIC in late 1995 to charge well-capitalized banks a $1,000 semi-annual membership fee without any deposit-based insurance premium, then reducing this amount to zero in 1997. Foreclosed asset expenses in 1997 were $39,000, a decrease of $12,000 or 23.5% over 1996. The decrease was a result of the sales of properties in 1997 without any material additions. Foreclosed asset expenses in 1996 were $51,000, an increase of $25,000 or 96.2% over 1995.

         Amortization of intangible assets increased to $154,000 in 1997, an increase of $46,000 or 42.6% over 1996, and was related to the premium the Company paid for the core deposits when it acquired the Milford Township Branch office, and the deposit customer lists when it acquired the Milford and Mountainhome Branch offices. Amortization of intangible assets remained constant in 1996 and 1995 at $108,000 and was related to the premium the Company paid for the core deposits when it acquired the Milford Township Branch office. Advertising expenses also remained relatively constant in 1997, 1996 and 1995.

         Other expenses in 1997 increased to $2.5 million, an increase of $328,000 or 15.0% over 1996. Other expenses in 1996 increased to $2.2 million, an increase of $336,000 or 18.2% over 1995. Included in these expenses were such costs as legal fees, professional and audit, state shares' tax, directors' fees and other general operating expenses.

Provision For Income Taxes
The provision for income taxes for the year ended December 31, 1997 was $1.1 million, a decrease of 1.3% or $15 thousand in 1997. For 1996, the provision for income taxes was $1.1 million, an increase of $485,000 or 76.4% over the 1995 provision of $635,000. The effective tax rate for 1997, 1996, and 1995 was 24.4%, 27.0% and 21.6%, respectively.

Financial Condition

December 31, 1997 Compared to December 31, 1996

         The Company's total assets increased to $368.1 million at December 31, 1997, an increase of $70.2 million or 23.6% from $297.9 million at December 31, 1996. The increase in assets was primarily attributable to a $32.2 million growth in net loans and a $27.8 million increase in investment securities.

         The amortized cost of investment securities, including held-to-maturity
(HTM) and available-for-sale (AFS), increased to $114.8 million at December 31, 1997, an increase of $27.8 million or 31.9% from $87.0 million at December 31, 1996. The continued attention given to management's asset/liability and investment strategies resulted in an increase in net interest income while controlling interest rate risk. Due to the significant increase in deposits and by again utilizing structured borrowings with the FHLB, the Company was able to purchase both taxable and tax-exempt investments that provided a favorable spread between the interest rate on deposits and borrowings versus the yield on invested funds. During 1997, the Company purchased $25 million of securities with funds borrowed from the FHLB. The strategy that was employed provided a favorable spread between the rates on invested and borrowed funds. At December 31, 1997, gross unrealized gains in the HTM investments were $868,900 while gross unrealized losses amounted to $106,800.

         The following table presents the maturity distribution and weighted average yield of the securities portfolio of the Company at December 31, 1997. Weighted average yields on tax-exempt obligations have been computed on a taxable equivalent basis.


                                                       Available for Sale December 31, 1997
                                                 After 1 Year But           After 5 Years But       After 10 Years
                                   Within 1 Year       Within 5 Years      Within 10 Years     or no maturity      Total

                                   Amount    Yield    Amount   Yield       Amount    Yield   Amount   Yield        Amount   Yield
                                                                 (Dollars in thousands)

Amortized cost:
U.S. government agencies and
   corporations ...................   $257   8.16%     $-        - %       $12,644   6.70%     $33,433   7.18%   $46,334       7.05%
Obligations of state and
   political subdivisions .........    515   7.66      704       7.91      650       7.60      5,418     7.76      7,287       7.76
Equity securities .................      -   -          -                   -                  2,913     4.80      2,913       4.80
Total securities available for sale   $772   7.82%     $704      7.91%     $13,294   6.74%     $41,764   7.09%   $56,534       7.03%



                                                                 Held to Maturity December 31, 1997
                                                       After 1 Year But    After 5 Years But   After 10 Years
                                        Within 1 Year  Within 5 Years      Within 10 Years     or no maturity Total

                                        Amount   Yield Amount   Yield      Amount    Yield   Amount   Yield   Amount         Yield
                                                                 (Dollars in thousands)

Amortized cost:
U.S. government agencies and
   corporations .................       $ -       -    $ -       -         $10,200    7.55% $23,692   7.13%      $33,892       7.25%
Obligations of state and
   political subdivisions .......         -       -    1,284     7.10%     9,851      7.48%  13,218   8.18%       24,353       7.84
Total securities held to maturity       $ -       -    $1,284    7.10%     $20,051    7.51% $36,910   7.50%      $58,245       7.50%


         A summary of securities available for sale and securities held to maturity at December 31, 1997, 1996, 1995, 1994 and 1993 follows (in thousands):

                                                                           Securities
                                                                       Available for Sale
                                                                        at December 31,

                                                     1997       1996    1995        1994     1993

U.S. government agencies and corporations ........   $46,334   $50,253   $43,041   $27,348   $22,736
Obligations of states and political subdivisions .     7,287     9,066     5,810     6,919    16,836
Equity securities(1) .............................     2,913     1,443     1,304     2,619       579
Total amortized cost of securities ...............   $56,534   $60,762   $50,155   $36,886   $40,151

Total fair value of securities ...................   $56,545   $60,399   $50,580   $34,142   $41,657


(1)  Comprised  mostly  of  FHLB  stock,   Federal  Reserve  Bank  stock  and  a
Pennsylvania community bank stock.


                                                                           Securities
                                                                        Held to Maturity
                                                                        at December 31,

                                                     1997      1996      1995      1994       1993

U.S. government agencies and corporations ........   $33,892   $10,841   $11,065   $31,611   $  -
Obligations of states and political subdivisions .    24,353    15,760    11,524    10,924      -
Equity securities ................................         -         -         -         -
Total amortized cost of securities ...............   $58,245   $26,601   $22,589   $42,535   $  -

Total fair value of securities ...................   $59,008   $26,564   $22,866   $40,674   $  -


A summary of the outstanding loans and leases by major categories at December 31 is as follows:


                                          1997         1996        1995         1994         1993
                                                        (in thousands)

Real estate-construction                  $3,338       $3,214       $4,726       $2,406       $3,547
Real estate-mortgage                      99,637       84,352       68,006       56,858       47,573
Commercial and industrial                 69,479       51,485       45,210       43,269       39,259
Consumer installment                      40,912       45,170       42,891       40,839       24,020
Lease financing                            3,711        2,588        1,742        1,119        1,313
Unearned income                           (6,067)      (8,091)      (7,641)      (6,947)      (3,812)
Unearned loan fees, net                     (665)        (898)        (971)      (1,030)      (1,054)

     Total loans and leases              210,345      177,820      153,963      136,514      110,846

Allowance for possible credit losses      (2,109)      (1,830)      (1,657)      (1,496)      (1,544)

     Net loans and leases               $208,236     $175,990     $152,306     $135,018     $109,302


         Total net loans increased to $208.2 million at December 31, 1997, an increase of $32.2 million or 18.3% from $176.0 million at December 31, 1996. The increase in net loans was directly related to the significant growth in commercial loans and residential mortgages. Residential mortgage loans, which included real estate construction loans, increased to $103.0 million at December 31, 1997, an increase of $15.4 million or 17.6% from $87.6 million at December 31, 1996.

         Consumer loans, net of unearned discounts, decreased to $38.6 million at December 31, 1997, a decrease of $1.1 million or 2.8% from $39.7 million at December 31, 1996. Commercial loans increased to $69.5 million at December 31, 1997, an increase of $18.0 million or 34.9% from $51.5 million at December 31, 1996. Commercial loans consisted of loans made to small businesses within the Company's market area and were generally secured by real estate and other assets of the borrowers.

         Life insurance cash surrender value increased to $7.9 million at December 31, 1997, an increase of $5.4 million or 216% from $2.5 million at December 31, 1996. The increase represents an investment in 1997 in various life insurance policies to fund both a non-qualified supplemental retirement plan
(SERP) and an officer group term life insurance replacement plan on the executive officers and certain other officers of the Company.

         Total deposits increased to $280.5 million at December 31, 1997, an increase of $27.3 million or 10.8% from $253.2 million at December 31, 1996. Noninterest-bearing demand deposits increased to $39.7 million at December 31, 1997, an increase of $7.2 million or 22.0% from $32.5 million at December 31, 1996. In the aggregate, savings and interest-bearing demand deposits increased to $68.2 million at December 31, 1997, an increase of $3.4 million or 5.3% from $64.8 million at December 31, 1996. As a percentage of total deposits, savings and interest-bearing demand deposits represented 24.3% in 1997, compared to 25.6% in 1996. Savings deposits decreased to $36.4 million at December 31, 1997, a decrease of $1.3 million or 3.4% from $37.7 million at December 31, 1996. This decrease is because of the rise in interest rates and, therefore, certificates of deposit offered a competitive alternative for customers. Time deposits, which include certificates of deposit in denominations of $100,000 or more, increased to $172.6 million at December 31, 1997, an increase of $16.7 million or 10.7% from $155.9 million at December 31, 1996. As a percentage of total deposits, these deposits remained constant at 61.5% in 1997 from 61.6% in 1996. Approximately $3.3 million or 19.8% of this growth was from public funds of school districts and local governments located within the Company's market area.

Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. There are no brokered deposits included in certificates of deposit of $100,000 or more. These certificates of deposit and their remaining maturities at December 31 are as follows:


                                    1997     1996      1995      1994      1993
                                                 (in thousands)

Three months or less             $15,217   $11,375   $11,708    $9,664    $4,526
Over three through six months     12,956    17,847     5,701     6,503     2,960
Over six through twelve months     6,814     6,376     8,213     6,424     2,130
Over twelve months                 9,032     4,642     1,321     2,072       957
         Total                   $44,019   $40,240   $26,943   $24,663   $10,573

Nonperforming Assets
         Nonperforming assets included nonperforming loans and foreclosed assets held for sale. Nonperforming loans consisted of loans where the principal and/or interest was 90 days or more past due and loans that had been placed on nonaccrual status. When loans were placed on nonaccrual status, income from the current period was reversed from current earnings and interest from prior periods was charged to the allowance for possible credit losses. Consumer loans were charged-off when principal or interest was 120 days or more delinquent, or were placed on nonaccrual status if a sufficient amount of collateral existed. The following table shows information concerning loan delinquency and other nonperforming assets of the Company for 1997, 1996, 1995, 1994 and 1993:

                                        1997      1996      1995    1994       1993
                                                    (in thousands)

Loans past due 90 days or more        $1,453    $1,593    $1,716    $1,125    $1,501
Impaired loans in nonaccrual status      411       542     1,216         -         -
Other nonaccrual loans                   123        73       487     1,786     1,585
         Total nonperforming loans     1,987     2,208     3,419     2,911     3,086

Foreclosed assets held for sale          523       841        52       191       119
         Total nonperforming assets   $2,510    $3,049    $3,471    $3,102    $3,205

Nonperforming loans as a
     percentage of loans                 .94%     1.24%     2.19%     2.13%     2.78%

Nonperforming assets as a
     percentage of assets                .68%     1.02%     1.36%     1.31%     1.89%


         The following summary shows the impact on interest income on nonaccrual and restructured loans for the periods indicated:


                               For the Year Ended
                                  December 31,
                                1997   1996  1995   1994   1993
                                 (in thousands)

Interest income that would
   have been recorded had
   the loan been in accordance
   with their original terms .   $51   $92   $187   $171   $209
Interest income included in
   net income ................    21     7     12      -      -

         Nonperforming loans decreased 10.0% from year-end 1996. Nonaccrual loans decreased $81,000 or 13.2% from year-end 1996. Commercial loans accounted for 77.0% of all nonaccruals, followed by real estate loans at 23.0%. Within the $534,000 of total nonaccrual loans, 100.0% were secured by mortgages, primarily first liens, against residential or commercial properties. Loans past due 90 days or more decreased $140,000 from 1996 year-end levels. These loans included $396,000 in real estate mortgages, $235,000 in consumer credit, $746,000 in commercial loans and $76,000 in leasing. These loans were reviewed by management at its quarterly loan review meetings regarding collection efforts.

         Legal proceedings on the nonaccrual loans are ongoing, routine, and are reviewed by management on a continuing basis. No material losses are expected as a result of these proceedings.

         Foreclosed assets held for sale were $523,000 at year-end 1997 compared to $841,000 at year-end 1996. The decrease was a result of sales during the year without any substantial additions. The Company does not expect any material losses on the sales of these properties based on current appraised values exceeding book values. See "Factors That May Affect Future Results" for factors that could affect sales prices of foreclosed assets.

Potential Problem Loans
         At December 31, 1997, the Company had approximately $2.1 million of potential problem loans not included in the nonperforming loan classification. Known information about possible credit problems related to these borrowers caused management to have serious doubts as to the ability of such borrowers to comply with present loan repayment terms and may result in future classification of such loans as nonperforming. These potential problem loans were taken into consideration by management when determining the adequacy of the allowance for possible credit losses at December 31, 1997. See "Factors That May Affect Future Results" for further discussion.

Allowance for Possible Credit Losses
         The Company determined the provision for possible credit losses through a quarterly review of the loan portfolio. Factors such as declining economic trends; the volume of nonperforming loans; concentrations of credit risk; adverse situations that may affect the borrower's ability to repay; prior loss experience within the various categories of the portfolio; and current economic conditions were considered when reviewing the risks in the portfolio. Larger exposures were analyzed individually. Over the past several years, the Company implemented more stringent underwriting standards in commercial lending as this category of loans continues to grow. While management believed the allowance for possible credit losses was adequate, future additions to the allowance may be necessary based on changes in economic conditions. The adequacy of the allowance for possible credit losses was reviewed quarterly by a loan review committee comprised of members of the Board of Directors and senior management of the Company. The full Board of Directors reviewed the relevant ratios with respect to the allowance after the loan review committee made its recommendations. At December 31, 1997, the allowance for possible credit losses was 1.00% of loans compared to 1.03% at December 31, 1996 and 1.08% at December 31, 1995. For further discussion on factors that could influence the allowance for possible credit losses, see "Factors That May Affect Future Results."

Changes in the allowance for possible credit losses for the years ended December 31, 1997, 1996, 1995, 1994 and 1993 were as follows:

                                            1997       1996       1995     1994     1993
                                                      (dollars in thousands)

Balance at beginning of period              $1,830    $1,657    $1,496    $1,544    $1,254

Charge-offs:
         Real estate-construction                -         -         -         -         -
         Real estate-mortgage                  103       143       200        14         -
         Commercial and industrial             106       158       294       321       211
         Consumer installment                  363       274       206       157       196
         Lease financing                        11         -         -         7        39

                  Total                        583       575       700       499       446

Recoveries:
         Real estate-construction                -         -         -         -         -
         Real estate-mortgage                    -         -         -         2         -
         Commercial and industrial              42        40         8        12         8
         Consumer installment                   40        58        43        58        82
         Lease financing                         -         -         -         4         6

                  Total                         82        98        51        76        96

Net charge-offs                                501       477       649       423       350
Provision for possible credit losses           780       650       810       375       640

Balance at end of period                    $2,109    $1,830    $1,657    $1,496    $1,544

Ratio of net charge-offs during period to
  average loans outstanding during period     0.26%     0.30%     0.44%     0.35%     0.35%


         The Company's management is unable to determine in what loan category future charge-offs and recoveries may occur. The following schedule sets forth the allocation of the allowance for possible credit losses among various categories. At December 31, 1997, approximately 63% of the allowance for possible credit losses is allocated to general risk to protect the Company against potential yet undetermined losses. The allocation is based upon historical experience. The entire allowance for possible credit losses is available to absorb future loan losses in any loan category.




                                                              At December 31,

                                                           1997           1996             1995            1994             1993
                                                           Percent        Percent          Percent         Percent          Percent
                                                           of Loans       of Loans         of Loans        of Loans         of Loans
                                                           in Each        in Each          in Each         in Each          in Each
                                                           Category       Category         Category        Category         Category
                                                       Amt toLoans(1) Amt toLoans(1)   Amt to Loans(1) Amt to Loans(1)  Amt Loans(1)
                                                                (Dollars in thousands)


Allocation of allowance for possible credit losses:
Real Estate .......................................     $278    49%     $248    49%     $279    47%     $370    43%     $198    46%
Commercial and industrial .........................      868    33       574    29       700    29       631    32       924    35
Consumer installment ..............................      465    19       428    21       437    23       386    24       259    18
Lease financing ...................................       68     1        62     1        52     1        52     1        55     1
Unallocated .......................................      430     -       518     -       189     -        57     -       108     -
      Total .......................................   $2,109   100%   $1,830   100%   $1,657   100%   $1,496   100%   $1,544   100%


(1) Loans, net of unearned income.

Interest Rate Risk Management
         The following discussion contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements may involve significant risks and uncertainties that are described under the caption "Factors That May Affect Future Results."

         Interest rate risk management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. Interest rate sensitivity is the relationship between market interest rates and earnings volatility due to the repricing characteristics of assets and liabilities. The Company's net interest income is affected by changes in the level of market interest rates. In order to maintain consistent earnings performance, the Company seeks to manage, to the extent possible, the repricing characteristics of its assets and liabilities.

         Asset/Liability Management. One major objective of the Company when managing the rate sensitivity of its assets and liabilities is to stabilize net interest income. The management of and authority to assume interest rate risk is the responsibility of the Company's Asset/Liability Committee ("ALCO"), which is comprised of senior management and Board members. ALCO meets quarterly to monitor the ratio of interest sensitive assets to interest sensitive liabilities. The process to review interest rate risk management is a regular part of management of the Company. Consistent policies and practices of measuring and reporting interest rate risk exposure, particularly regarding the treatment of noncontractual assets and liabilities, are in effect. In addition, there is an annual process to review the interest rate risk policy with the Board of Directors which includes limits on the impact to earnings from shifts in interest rates.

         Interest Rate Risk Measurement. Interest rate risk is monitored through the use of three complementary measures: static gap analysis, earnings at risk simulation and economic value at risk simulation. While each of the interest rate risk measurements has limitations, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk in the Company and the distribution of risk along the yield curve, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships.

         Static Gap. The ratio between assets and liabilities repricing in specific time intervals is referred to as an interest rate sensitivity gap. Interest rate sensitivity gaps can be managed to take advantage of the slope of the yield curve as well as forecasted changes in the level of interest rate changes.

         To manage this interest rate sensitivity gap position, an asset/liability model called "static gap analysis" is used to monitor the difference in the volume of the Company's interest sensitive assets and liabilities that mature or reprice within given periods. A positive gap (asset sensitive) indicates that more assets reprice during a given period compared to liabilities, while a negative gap (liability sensitive) has the opposite effect. The Company employs computerized net interest income simulation modeling to assist in quantifying interest rate risk exposure. This process measures and quantifies the impact on net interest income through varying interest rate changes and balance sheet compositions. The use of this model assists the ALCO to gauge the effects of the interest rate changes on interest sensitive assets and liabilities in order to determine what impact these rate changes will have upon the net interest spread.

         At December 31, 1997, LA Bank maintained a one year cumulative gap of negative $14.4 million or 3.90% of total assets. The effect of this gap position provided a negative mismatch of assets and liabilities which can expose LA Bank to interest rate risk during a period of rising interest rates.

                                             Interest Sensitivity Gap at December 31, 1997
                                             3 months       3 through      1 through Over
                                             or less        12 months      3 years   3 years   Total
                                                            (Dollars in thousands)

Cash and cash equivalents ..................    $17,109       $   -         $  -         $  -     $17,109
Investment securities(1)(2) ................      7,327       7,369       17,385       82,697     114,778
Loans(2) ...................................     84,683      36,224       34,462       52,764     208,133
Fixed and other assets .....................          -           -            -       27,864      27,864
Total assets ...............................   $109,119     $43,593      $51,847     $163,325    $367,884

Non interest-bearing transaction deposits(3)     $9,950       $   -       $9,950      $19,901     $39,801
Interest-bearing transaction deposits(3) ...          -       6,412       19,820       41,972      68,204
Time .......................................     35,069      55,039       19,562       18,868     128,538
Time over $100,000 .........................     15,127      20,089        4,481        4,322      44,019
Repurchase agreements ......................        200           -            -            -         200
Short-term borrowings ......................        730      12,098            -            -      12,828
Long-term debt .............................     10,590       1,770        4,721       17,748      34,829
Other liabilities ..........................          -           -            -        3,659       3,659
     Total Liabilities .....................    $71,666     $95,408      $58,534     $106,470    $332,078

Interest sensitivity gap ...................    $37,453    $(51,815)     $(6,687)     $56,855

Cumulative gap .............................    $37,453    $(14,362)    $(21,049)     $35,806

Cumulative gap to total assets .............     10.18%      (3.90)%      (5.72)%      9.73%

------------------------------
(1)      Gross of unrealized gains/losses on available for sale securities.
(2) Investments and loans are included in the earlier of the period in which interest rates were next scheduled to adjust or the period in which they are due. In addition, loans were included in the periods in which they are scheduled to be repaid based on scheduled amortization. For amortizing loans and mortgage-backed securities, annual prepayment rates are assumed reflecting historical experience as well as management's knowledge and experience of its loan products.
(3) LA Bank's demand and savings accounts were generally subject to immediate withdrawal. However, management considers a certain amount of such accounts to be core accounts having significantly longer effective maturities based on the retention experiences of such deposits in changing interest rate environments. The effective maturities presented are the FDICIA 305 recommended maturity distribution limits for nonmaturing deposits.

         Upon reviewing the current interest sensitivity scenario, decreasing interest rates could positively effect net income because the Company is liability sensitive. In a rising interest rate environment, net income could be negatively affected because more liabilities than assets will reprice during a given period.

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

         Earnings at Risk and Economic Value at Risk Simulations. The Company recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet beyond static gap analysis. Although it will continue to measure its static gap position, the Company utilizes additional modeling for identifying and measuring the interest rate risk in the overall balance sheet. The ALCO is responsible for focusing on "earnings at risk" and "economic value at risk", and how both relate to the risk-based capital position when analyzing the interest rate risk.

         Earnings at Risk. Earnings at risk simulation measures the change in net interest income and net income should interest rates rise and fall. The simulation recognizes that not all assets and liabilities reprice one for one with market rates (e.g., savings rate). The ALCO looks at "earnings at risk" to determine income changes from a base case scenario under an increase and decrease of 200 basis points in interest rates simulation model.

         Economic Value at Risk. Earnings at risk simulation measures the short-term risk in the balance sheet. Economic value (or portfolio equity) at risk measures the long-term risk by finding the net present value of the future cashflows from the Company's existing assets and liabilities. The ALCO examines this ratio quarterly utilizing an increase and decrease of 200 basis points in interest rates simulation model. The ALCO recognizes that, in some instances, this ratio may contradict the "earnings at risk" ratio.

         The following table illustrates the simulated impact of 200 basis points upward or downward movement in interest rates on net interest income, net income, and the change in economic value (portfolio equity). This analysis assumed that interest-earning asset and interest-bearing liability levels at December 31, 1997 remained constant. The impact of the rate movements was developed by simulating the effect of rates changing over a twelve-month period from the December 31, 1997 levels.

                                   Rates +200   Rates -200

Earnings at risk:
   Percent change in:
      Net Interest Income .....       1.92%   (2.83)%
      Net Income ..............       4.25    (6.26)

Economic value at risk:
   Percent change in:
      Market value of portfolio
      equity (MVPE) ...........     (10.99)    2.94
      MVPE as a percent of
      book assets .............      (1.39)    0.37


         Economic value has the most meaning when viewed within the context of risk-based capital. Therefore, the economic value may change beyond the Company's policy guideline for a short period of time as long as the risk-based capital ratio (after adjusting for the excess equity exposure) is greater than 10%.

Capital

         The adequacy of the Company's capital is reviewed on an ongoing basis with regard to size, composition and quality of the Company's resources. An adequate capital base is important for continued growth and expansion in addition to providing an added protection against unexpected losses.

         An important indicator in the banking industry is the leverage ratio, defined as the ratio of common stockholders' equity less intangible assets, to average quarterly assets less intangible assets. The leverage ratio at December 31, 1997 was 10.26% compared to 8.24% at December 31, 1996. This increase is the direct result of the increase in average assets in 1997 caused by the borrowings from the FHLB which were invested in investment grade securities, in addition to the increase in stockholders' equity as a result of the public stock offering in 1997. For 1997 and 1996, the ratios were well above minimum regulatory guidelines.

         As required by the federal banking regulatory authorities, guidelines have been adopted to measure capital adequacy. Under the guidelines, certain minimum ratios are required for core capital and total capital as a percentage of risk-weighted assets and other off-balance sheet instruments. For the Company, Tier I capital consists of common stockholders' equity less intangible assets, and Tier II capital includes the allowable portion of the allowance for possible loan losses, currently limited to 1.25% of risk-weighted assets. By regulatory guidelines, neither Tier I nor Tier II capital reflect the adjustment of SFAS No. 115, which requires adjustment in financial statements prepared in accordance with generally accepted accounting principles by including as a separate component of equity, the amount of net unrealized holding gains or losses on debt and equity securities that are deemed to be available-for-sale.


                              At December 31, 1997
                              (Dollars in thousands)

Primary capital ..........    $35,805
Intangible assets ........        573
Tier I capital ...........     35,232
Tier II capital ..........      2,041
Total risk-based capital .    $37,273

Total risk-weighted assets   $205,743
Tier I ratio .............      17.12%
Risk-based capital ratio .      18.12%
Tier I leverage ratio ....      10.26%


         Regulatory guidelines require that core capital and total risk-based capital must be at least 4.0% and 8.0%, respectively.

Liquidity and Funds Management
         Liquidity management is to ensure that adequate funds will be available to meet anticipated and unanticipated deposit withdrawals, debt servicing payments, investment commitments, commercial and consumer loan demand and ongoing operating expenses. Funding sources include principal repayments on loans and investments, sales of assets, growth in core deposits, short- and long-term borrowings and repurchase agreements. Regular loan payments are a dependable source of funds, while the sale of loans and investment securities, deposit flows, and loan prepayments are significantly influenced by general economic conditions and level of interest rates.

         At December 31, 1997, the Company maintained $17.1 million in cash and cash equivalents (including Federal funds sold) in the form of cash and due from banks (after reserve requirements). In addition, the Company had $621,000 of mortgage loans held for resale and $56.5 million in AFS securities. This combined total of $74.2 million represented 20.2% of total assets at December 31, 1997. The Company believes that its liquidity is adequate.

         The Company considers its primary source of liquidity to be its core deposit base. This funding source has grown steadily over the years and consists of deposits from customers throughout the branch network. The Company will continue to promote the acquisition of deposits through its branch offices. At December 31, 1997, approximately 76.2% of the Company's assets were funded by core deposits acquired within its market area. An additional 9.7% of the assets were funded by the Company's equity. These two components provide a substantial and stable source of funds.

         Net cash provided by operating activities was $4.9 million for the year ended December 31, 1997, as compared to net cash provided by operating activities of $6.3 million for the comparable period in 1996. This $1.4 million decrease is primarily related to a net $3.4 million decrease in the change in mortgage loans held for resale. Net cash used in investing activities increased $23.3 million for the year ended December 31, 1997, from $46.2 million to $69.5 million, which was primarily attributable to purchases of investment securities and an increase in loans and leases. Net cash provided by financing activities increased $22.4 million from 1996. A net increase in FHLB borrowings of $25.0 million and proceeds from issuance of common stock of $12.0 million were used to fund investment purchases. A net decrease in the annual growth of deposits from 1996 to 1997 of $17.2 million was the other major component impacting funds provided by financing activities.

Future Outlook
         In 1995, interest rates began moving steadily upward as the Federal Reserve Board tightened its monetary policy. In early 1995, interest rates rose and continued rising through the middle of the year, with the national prime lending rate peaking at 9.0%. The national prime lending rate fell to 8.5% at December 31, 1995, falling again to 8.25% in February 1996, where it remained at December 31, 1996. In March 1997, the national prime lending rate increased to its current level of 8.5%. Management and the Board of Directors do not have the ability to determine if another rate increase will occur; however, the Company believes it is very well prepared to meet the challenges and effects of a rising interest rate environment. Management's belief is that a significant impact on earnings depends on its ability to react to changes in interest rates. Through its ALCO, the Company continually monitors interest rate sensitivity of its earning assets and interest-bearing liabilities to minimize any adverse effects on future earnings. The Company's commitment to remaining a community-based organization is strong and the intention is to recognize steady growth in its consumer, mortgage and commercial loan portfolios while obtaining and maintaining a strong core deposit base.

         The banking and financial services industries are constantly changing. The Company is not aware of any pending pronouncements that would have a material impact on the results of operations.

         Beginning September 1995, bank holding companies are permitted to acquire banks in other states without regard to state law. In addition, banks can merge with other banks in another state beginning in September 1997. Predictions are that consolidation will occur as the banking industry strives for greater cost efficiencies and market share. Management believes that such consolidation may enhance its competitive position as a community bank.

         A normal examination of LA Bank by the Office of the Comptroller of the Currency ("OCC") in 1997 resulted in no significant findings and no impact is anticipated on current or future operations.

         The FDIC Board of Directors voted on November 26, 1996, to retain the existing BIF assessment schedule of 0 to 27 basis points (annual rates) for the first semiannual period of 1997, and to collect an assessment against BIF - assessable deposits to be paid to the Financing Corporation ("FICO"). In addition, the Board eliminated the $2,000 minimum annual assessment and authorized the refund of the fourth-quarter minimum assessment of $500 paid by certain BIF-insured institutions on September 30, 1996. LA Bank's current and future FDIC BIF assessment is expected to be $0; however, the FICO assessment for 1998 is expected to be approximately $35,000.

         In 1996, LA Bank acquired the real estate and deposit customer lists of the Milford (Pike County) and Mountainhome (Monroe County) branches of PNC Bank. These branches opened in December 1996. The amortization of the customer lists was $100,000 for 1997.

         On May 19, 1997, the OCC granted approval to establish a new branch in downtown Scranton (Lackawanna County). LA Bank's downtown Scranton Branch and its new Financial Center, both located in the historic Oppenheim Building, opened in October 1997.

         Management is hopeful that the newest additional banking offices will continue to expand the Company's deposit base by attracting new depositors, while providing quality service to both new and existing customers. The initial costs associated with the branch openings, such as salaries and benefits, advertising, overhead expenses and marketing, will have a negative impact on the Company's earnings until the growth in deposits reaches a level to offset these expenses.

Year 2000 Compliance; Management Information Systems

         The Board of Directors has established a Year 2000 compliance committee to address the risks of the critical internal bank systems that are affected by date sensitive applications, as well as external systems provided by third parties. A comprehensive plan was developed detailing the sequence of events and actions to be taken as the Year 2000 approaches.

         The Company has conducted a comprehensive review of its computer systems that could be affected by the "Year 2000" issue and does not believe the amounts to be expended over the next two years will have a material impact on its earnings or financial position. It is anticipated that any modifications to existing hardware and software will be completed by December 31, 1998, thus leaving the year 1999 for systems testing. However, no assurance can be made that the systems of others that the Company relies upon will be converted on a timely basis, or that their failure to be compliant would not have an adverse effect on the Company.

         In October 1997, the Company purchased and installed an upgrade to its current systems to improve efficiencies of operations and position itself for future growth. The cost of the new system was approximately $775,000. Preconversion testing demonstrated that the new hardware and software are Year 2000 compliant.

Factors That May Affect Future Results

General

         Banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of the Company may adversely affect the future results of operations of the Company. Management does not expect any one particular factor to affect results of operations. A downward trend in several areas, however, including real estate, construction and consumer spending, could have an adverse impact on the Company's ability to maintain or increase profitability. Therefore, there is no assurance that the Company will be able to continue its current rate of profitability and growth. See "Business - Allowance For Possible Credit Losses."

Interest Rates

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

         As of December 31, 1997, total interest-earning assets maturing or repricing within one year were less than total interest-bearing liabilities maturing or repricing in the same period by $14.4 million, representing a cumulative one-year interest rate sensitivity gap as a percentage of total assets of negative 3.90%. This condition suggests that the yield on the Company's interest-earning assets should adjust to changes in market interest rates at a slower rate than the cost of the Company's interest-bearing liabilities. Consequently, the Company's net interest income could decrease during periods of rising interest rates. See "Interest Rate Risk Management."

Adequacy of Allowance for Possible Credit Losses

         In originating loans, there is a likelihood that some credit losses will occur. This risk of loss varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness and debt servicing capacity of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral securing the loan. Management maintains an allowance for possible credit losses based on, among other things, historical loan loss experience, known inherent risks in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and an evaluation of current economic conditions. Management believes that the allowance for possible credit losses is adequate. There can be no assurance that nonperforming loans will not increase in the future.

Effects of Inflation

         The majority of assets and liabilities of a financial institution are monetary in nature. Therefore, a financial institution differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Management believes that the most significant impact of inflation on financial results is the Company's ability to react to changes in interest rates. As discussed previously, management attempts to maintain an essentially balanced position between rate sensitive assets and liabilities over a one year time horizon in order to protect net interest income from being affected by wide interest rate fluctuations.

New Financial Accounting Standards

Mortgage Servicing Rights

         In 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which amends Statement No. 65, "Accounting for Certain Mortgage Banking Activities." The Statement applies to all mortgage banking activities in which a mortgage loan is originated or purchased and then sold or securitized with the right to service the loan retained by the seller. The total cost of the mortgage loans is allocated between the mortgage servicing rights and the mortgage loans based on their relative fair values. The mortgage servicing rights are capitalized as assets and amortized over the period of estimated net servicing income. Additionally, they are subject to an impairment analysis based on their fair value in future periods. The Statement was effective for transactions in which mortgage loans are sold or securitized beginning January 1, 1996. The impact on the Company's financial position and results of operations will be dependent upon the future volume of mortgage loans sold with servicing rights retained. In 1996 and 1997, the impact was immaterial.

Stock-Based Compensation

         In 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This standard provides the Company with a choice of how to account for the issuance of stock options and other stock grants. The Statement encourages companies to account for stock options at their fair value and recognize the expense as compensation over the service period, but also permits companies to follow existing accounting rules under Accounting Principles Board ("APB") Opinion No. 25. Companies electing to follow APB Opinion No. 25 rules will be required to disclose pro forma net income and earnings per share information as if the new fair value approach had been adopted. The Company is continuing to follow existing accounting rules under APB Opinion No. 25 for options granted, with pro forma disclosure in the footnotes to the consolidated financial statements.

Earnings Per Share and Capital Structure

          In 1997, the FASB issued Statement No.128, "Earnings Per Share" and Statement No. 129, "Disclosure of Information about Capital Structure." Both Statements are effective for periods ending after December 15, 1997. Statement No. 128 is designed to simplify the computation of earnings per share and will require disclosure of "basic earnings per share" and, if applicable, "diluted earnings per share." Statement No. 128 requires restatement of all prior period earnings per share data when adopted. The adoption of Statement No. 129 had no impact on the Company.

Reporting Comprehensive Income

         In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Statement No. 130 requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement does not require a specific format for that financial statement, but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. Statement No. 130 is effective for fiscal years beginning after December 15, 1997. The impact of this Statement on the Company would be to require additional disclosures in the Company's financial statements.

Operating Segment Disclosure

         In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information." Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement No. 131 is effective for periods beginning after December 15, 1997. The impact, if any, of this Statement on the Company will be to require additional disclosures in the Company's financial statements.




Consolidated Balance Sheet

                                                                    December 31,
                                                                 1997           1996
                                                                   (in thousands)

ASSETS
Cash and cash equivalents                                          $17,109      $15,971
Available-for-sale securities                                       56,545       60,399
Held-to-maturity securities (fair value of
  $59,008 and $26,564 in 1997 and 1996, respectively)               58,245       26,601

Loans and leases                                                   216,465      186,494
Mortgage loans held for resale                                         621          315
     Less unearned income and loan fees                             (6,741)      (8,989)
     Less allowance for possible credit losses                      (2,109)      (1,830)
       Net loans and leases                                        208,236      175,990

Premises and equipment, net                                         13,744       10,005
Accrued interest receivable                                          3,005        2,349
Foreclosed assets held for sale                                        523          841
Life insurance cash surrender value                                  7,891        2,539
Other assets                                                         2,775        3,211
       TOTAL ASSETS                                               $368,073     $297,906

LIABILITIES
Deposits:
     Noninterest-bearing                                           $39,689      $32,539
     Interest-bearing:
       Demand                                                       31,767       27,070
       Savings                                                      36,437       37,713
       Time                                                        128,538      115,634
       Time $100,000 and over                                       44,019       40,240
     Total Deposits                                                280,450      253,196

Accrued interest payable                                             2,975        2,416
Securities sold under agreements to repurchase                         200          300
Long-term debt                                                      47,656       20,023
Other liabilities                                                      977          799

     Total Liabilities                                             332,258      276,734

STOCKHOLDERS' EQUITY
Preferred stock: Authorized 1,000,000 shares of
   $1.25 par value each; no outstanding shares                           -            -
Common stock: Authorized, 10,000,000 shares of $.21
   par value each; issued and outstanding 4,548,383
   shares in 1997 and 3,699,730 shares in 1996                         956          740
Capital surplus                                                     25,717       11,099
Retained earnings                                                    9,135        9,572
Net unrealized gains (losses) on available-for-sale securities           7         (239)

     Total Stockholders' Equity                                     35,815       21,172

       TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY                                   $368,073     $297,906

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Income
                                            Year Ended December 31,
                                            1997      1996       1995
                                   (in thousands, except per share data)

INTEREST INCOME
Loans and leases                          $16,907   $14,592   $13,112
Investment securities:
     Taxable                                5,738     4,323     4,187
     Exempt from federal income taxes       1,578     1,104       956
     Dividends                                154        86       117

     Total investment securities income     7,470     5,513     5,260

Deposits in bank                                9         6        22
Federal funds sold                            264       164       154

TOTAL INTEREST INCOME                      24,650    20,275    18,548

INTEREST EXPENSE
Deposits                                   10,395     8,957     8,165
Long-term debt                              3,018     1,143     1,215
Short-term borrowings                          99        66       105
Securities sold under agreements
   to repurchase                               13        17        29

TOTAL INTEREST EXPENSE                     13,525    10,183     9,514

NET INTEREST INCOME                        11,125    10,092     9,034
PROVISION FOR POSSIBLE CREDIT LOSSES          780       650       810

NET INTEREST INCOME AFTER PROVISION
   FOR POSSIBLE CREDIT LOSSES              10,345     9,442     8,224

OTHER OPERATING INCOME
Loan origination fees                         183       266       179
Customer service charges and fees           1,247     1,217     1,066
Mortgage servicing fees                       349       327       302
Investment security gains, net                214        43       331
Gain (loss) on sale of loans, net             404       114       132
Life insurance earnings                       288       127        87
Other income                                  716       612       384

TOTAL OTHER OPERATING INCOME                3,401     2,706     2,481

OTHER OPERATING EXPENSES
Salaries and benefits                       4,206     3,684     3,559
Occupancy expense                           1,334     1,053     1,036
Equipment expense                             932       824       855
FDIC assessment                                 -         2       222
Advertising                                   225       249       242
Other expenses                              2,513     2,185     1,849

TOTAL OTHER OPERATING EXPENSES              9,210     7,997     7,763

INCOME BEFORE PROVISION FOR INCOME
   TAXES                                    4,536     4,151     2,942
PROVISION FOR INCOME TAXES                  1,105     1,120       635

NET INCOME                                 $3,431    $3,031    $2,307

EARNINGS PER SHARE - BASIC*                 $0.92     $0.82     $0.63

EARNINGS PER SHARE - DILUTED*               $0.88     $0.82     $0.63

DIVIDENDS PER SHARE*                        $0.38     $0.32     $0.27



*Reflects adjustment for 5% stock dividends issued on October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997 (See Note 12).

The accompanying notes are an integral part of the consolidated financial statements.




Consolidated Statement of Changes in Stockholders' Equity

                                               Common     Capital     Retained  Net Unrealized  Total
                                               Stock      Surplus     Earnings  Gains (Losses)
                                                                                On Available-
                                                                                For-Sale
                                                                                                                   Securities
                                                                     (in thousands)


BALANCES, DECEMBER 31, 1994                    $688      $9,139      $7,783    $(1,811)   $15,799
Net income                                                            2,307                 2,307
Issuance of 16,809 shares of common stock
  through Dividend Reinvestment Plan              7         252                               259
Issuance of 2,099 shares of common stock
  through Employee Stock Purchase Plan            1          23                                24
Cash dividends declared ($.27 per share)*      (972)       (972)
Change in net unrealized securities
  gains (losses)                                                                2,092       2,092

BALANCES, DECEMBER 31, 1995                     696       9,414       9,118        281     19,509
Net income                                                            3,031                 3,031
Issuance of 16,053 shares of common stock
  through Dividend Reinvestment Plan              7         265                               272
Issuance of 5,462 shares of common stock
  through Employee Stock Purchase Plan            2          70                                72
Cash dividends declared ($.32 per share)*                             (1,186)             (1,186)
Stock dividend declared (5% on
  October 1, 1996)                               35       1,350       (1,385)                  -
Cash paid for fractional shares on
   stock dividend                                                         (6)                 (6)
Change in net unrealized securities
  gains (losses)                                                                 (520)       (520)

BALANCES, DECEMBER 31, 1996                     740      11,099       9,572       (239)    21,172

Net income                                                            3,431                 3,431
Issuance of 33,625 shares of common stock
  through Dividend Reinvestment Plan*             8         393                                401
Issuance of 11,028 shares of common stock
  through Employee Stock Purchase Plan*           2          67                                 69
Cash dividends declared ($.38 per share)*                             (1,369)               (1,369)
Stock dividend declared (5% on
  October 1, 1997)                               37       2,448      (2,485)                     -
Cash paid for fractional shares on
   stock dividend                                                        (14)                  (14)
Sale of 805,000 shares of common stock
   through secondary stock offering             169      11,710                              11,879
Change in net unrealized securities
  gains (losses)                                                                     246        246

BALANCES, DECEMBER 31, 1997                    $956     $25,717      $9,135         $7      $35,815


*Reflects adjustment for 5% stock dividends issued on October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997.

The accompanying notes are an integral part of the consolidated financial statements.



Consolidated Statement of Cash Flows

                                                            Year Ended December 31,
                                                            1997      1996      1995
                                                                 (in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                $3,431      $3,031      $2,307
Adjustments to reconcile net income to net
   cash provided by operating activities:
     Provision for possible credit losses                    780         650         810
     Depreciation, amortization and accretion                935         720         710
     Deferred income taxes                                   (62)         45           8
     Writedown of foreclosed assets held for sale            213           -           -
     Investment security gains, net                         (214)        (43)       (331)
     (Gain) on sale of loans                                (404)       (114)       (132)
     (Gain) loss on sale of foreclosed assets                  6          (1)         93
     (Gain) loss on sale of leased assets                      -           2          (5)
     (Gain) loss on sale of equipment                         38          (1)        138
(Increase) decrease in mortgage loans held for resale       (306)      3,090      (3,286)
(Increase) decrease in accrued interest receivable          (656)       (378)         95
Increase in accrued interest payable                         559         670          74
(Increase) decrease in other assets                          371        (869)       (695)
Increase (decrease) in other liabilities                     178        (490)        822

NET CASH PROVIDED BY
  OPERATING ACTIVITIES                                     4,869       6,312         608

CASH FLOWS FROM INVESTING ACTIVITIES
Held-to-maturity securities:
     Proceeds from maturities and paydowns                 2,974         339      17,060
     Purchases                                           (34,618)     (4,351)     (4,947)
Available-for-sale securities:
     Proceeds from maturities and paydowns                10,106       6,505       3,955
     Proceeds from sales                                  29,522      34,130      18,702
     Purchases                                           (35,193)    (51,190)    (27,729)
Purchase of life insurance policies                       (5,352)          -           -
Increase in loans and leases                             (61,670)    (39,923)    (31,215)
Purchases of premises and equipment                       (4,959)     (2,962)     (1,659)
Proceeds from sale of loans                               28,939      11,734      16,118
Proceeds from sale of leased assets                            -          19          20
Proceeds from sale of equipment                              253          13           8
Proceeds from sale of foreclosed assets                      514          70         448
Purchase of intangible assets                                  -        (600)          -

NET CASH USED IN INVESTING ACTIVITIES                    (69,484)    (46,216)     (9,239)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits                                  27,254      44,437      16,572
Decrease in short-term borrowings                              -      (5,000)     (9,750)
Decrease in securities sold under
  agreements to repurchase                                  (100)       (100)       (600)
Proceeds from long-term debt                              30,029       5,000      25,000
Principal payments on long-term debt                      (2,396)       (133)    (20,102)
Proceeds from issuance of common stock                    12,349         344         283
Cash dividends                                            (1,383)     (1,192)       (972)

NET CASH PROVIDED BY
  FINANCING ACTIVITIES                                    65,753      43,356      10,431


INCREASE IN CASH AND
  CASH EQUIVALENTS                                         1,138       3,452       1,800

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                       15,971      12,519      10,719

CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                            $17,109     $15,971     $12,519

CASH PAID DURING THE YEAR FOR:
     Interest                                            $12,966      $9,513      $9,588

     Income taxes                                           $932      $1,025        $578


The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

          Principles of Consolidation The accompanying consolidated financial statements include the accounts of Lake Ariel Bancorp, Inc. and its wholly owned subsidiary, LA Bank, N.A. including its subsidiaries, LA Lease, Inc. and Ariel Financial Services, Inc. (collectively, "Company"). All material intercompany balances and transactions are eliminated in consolidation.

Nature of Operations
Lake Ariel Bancorp, Inc. is a one bank holding company whose principal subsidiary is LA Bank, N.A. LA Lease, Inc., provides auto and equipment leases to individuals and small business entities. Ariel Financial Services, a newly formed business unit, offers stocks, bonds, annuities and other insurance-related products.

The Company provides a variety of financial services to individuals and corporate customers through its fifteen branch banking offices in Wayne, Lackawanna, Pike and Monroe Counties. The Bank's primary deposit products are both noninterest and interest-bearing demand deposits and certificates of deposit. Its primary lending products are single-family residential loans which qualify for sale on the secondary residential loan market.


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

Government bonds held principally for resale in the near term, and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities, are classified as trading account securities and are recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in other income. The Company neither held nor purchased securities which would be categorized as trading account securities during the years ended December 31, 1997, 1996, and 1995.

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

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their face value. The related write-downs are included in earnings as realized losses.

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

Loan Servicing and Loan Servicing Rights
The Company services real estate loans for investors in the secondary mortgage market, which are not included in the accompanying consolidated balance sheet. The approximate total amount of mortgages serviced amounted to $131,509,000, $119,898,000, and $121,375,000 at December 31, 1997, 1996 and 1995,
respectively.

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

Buildings and improvements                  10 to 40 years
Furniture, fixtures and equipment            5 to 20 years

Intangible Assets
Core deposit intangible assets and customer lists acquired are included in other assets and are being amortized over a period of six to eight years using the straight-line method. Amortization for 1997, 1996 and 1995 was $154,000, $108,000, and $108,000, respectively.

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

In 1997,  1996  and  1995,  the  Company  transferred  $420,000,  $858,000,  and
$422,000, respectively, from its loan portfolio to foreclosed assets held for sale.

No mortgage loans were swapped for participation certificates during 1997 or 1996. During 1995, the Company swapped $430,000 of its mortgage loans for participation certificates of a similar amount issued by the Federal Home Loan Mortgage Corporation. These investments do not involve the transfer of cash for cash flow purposes.

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

Reclassifications
Certain prior year amounts have been reclassified to conform to the 1997 reporting format.

2. Restrictions on Cash and Due From Bank Accounts
The Company is required to maintain reserve balances with the Federal Reserve Bank. The average monthly balance required during 1997 and 1996 was approximately $375,000. In addition, at December 31, 1997 and 1996, required compensating reserve balances with correspondent banks were $2,003,000 and $2,010,000, respectively.

Deposits with any one financial institution are insured up to $100,000. The Company maintains cash and cash equivalents with certain other financial institutions in excess of the insured amount.

3. Investment Securities
Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. The carrying amount of securities and their approximate fair values at December 31, 1997 and 1996 were as follows (in thousands):


                                        December 31, 1997
Available-for-sale securities:
                                                       Gross          Gross
                              Amortized Unrealized     Unrealized     Fair
                              Cost      Gains          Losses         Value

U.S. government agencies
   and corporations            $46,334   $120          $258           $46,196
Obligations of states and
   political subdivisions        7,287    149           -             7,436
       Total debt securities    53,621    269          258            53,632
Restricted equity securities     2,913      -           -             2,913

       Total                   $56,534   $269          $258           $56,545

Held-to-maturity securities:
                                                       Gross          Gross
                              Amortized Unrealized     Unrealized     Fair
                              Cost      Gains          Losses         Value
U.S. government agencies
   and corporations         $33,892     $260           $103           $34,049
Obligations of states and
   political subdivisions    24,353     609            3              24,959

     Total                  $58,245     $869           $106           $59,008


                              December 31, 1996
Available-for-sale securities:
                                                       Gross          Gross
                              Amortized Unrealized     Unrealized     Fair
                              Cost      Gains          Losses         Value
U.S. government agencies
   and corporations            $50,253   $100          $549           $49,804
Obligations of states and
   political subdivisions        9,066    120          34             9,152
       Total debt securities    59,319    220          583            58,956
Restricted equity securities     1,443      -          -              1,443

       Total                   $60,762   $220          $583           $60,399

Held-to-maturity securities:
                                        Gross                         Gross
                              Amortized Unrealized     Unrealized     Fair
                              Cost      Gains          Losses         Value
U.S. government agencies
   and corporations           $10,841   $  -           $370           $10,471
Obligations of states and
   political subdivisions     15,760    368            35             16,093

     Total                    $26,601   $368           $405           $26,564

The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                    Available-for-sale securities   Held-to-maturity securities

                                        Amortized   Fair    Amortized    Fair
                                        Cost        Value   Cost         Value

Due in one year or less                     $772      $777      $  -      $  -
Due after one year through five years        704       706     1,284     1,290
Due after five years through ten years    13,293    13,213    20,052    20,624
Due after ten years                       41,765    41,849    36,909    37,094

     Total                               $56,534   $56,545   $58,245   $59,008


Gross realized gains and gross realized losses on sales of available-for-sale securities were as follows for the years ended December 31, 1997, 1996, and 1995 (in thousands):

                              December 31,

Gross realized gains:          1997   1996   1995
   U.S. government agencies
     and corporations          $116    $78   $309
   Obligations of states and
     political subdivisions     119    114     36
       Total                   $235   $192   $345

Gross realized losses:
   U.S. government agencies
     and corporations           $21   $149    $14
   Obligations of states and
     political subdivisions       -      -      -
       Total                    $21   $149    $14


Investment securities carried at $35,953,000 in 1997 and $17,144,000 in 1996 were pledged to secure governmental deposits, public deposits, etc. as required by law. There is no significant concentration of investments in any individual security issue (excluding U.S. government and its agencies) that was in excess of 10% of stockholders' equity.

The unamortized premiums on mortgage-backed securities amounted to $817,000 and $557,000 as of December 31, 1997 and 1996, respectively. The unaccreted discount on mortgage-backed securities amounted to $14,000 and $208,000 as of December 31, 1997 and 1996, respectively.

4. Loans and Leases
A summary of the outstanding loans and leases by major categories at December 31 is as follows:


                                            1997       1996
                                             (in thousands)

Real estate-construction                  $3,338       $3,214
Real estate-mortgage                      99,637       84,352
Commercial and industrial                 69,479       51,485
Consumer installment                      40,912       45,170
Lease financing                            3,711        2,588
Unearned income                           (6,067)      (8,091)
Unearned loan fees, net                     (665)        (898)

   Total loans and leases                210,345      177,820

Allowance for possible credit losses      (2,109)      (1,830)

     Net loans and leases               $208,236     $175,990

Total nonaccrual loans outstanding at December 31, 1997 were approximately $534,000 as compared to $615,000 at December 31, 1996. Included in nonaccrual loans are $411,000 of impaired loans in nonaccrual status, for which $248,000 has been provided for in the allowance for possible credit losses to cover potential losses from these impaired loans. At December 31, 1997 and 1996, there were no outstanding commitments to lend funds to debtors with nonaccrual loans. At December 31, 1997 and 1996, no loans were being accounted for as a troubled debt restructuring. Accruing loans past due 90 days or more as to principal or interest amounted to $1,453,000 and $1,593,000 at December 31, 1997 and 1996, respectively.

Further information regarding the balance of nonaccrual loans at December 31, 1997, and related interest payment information, is as follows (in thousands):

                    Cash Payments Received During 1997
                         Were Applied As Follows:

                                                                 Book              Contractual                Recovery
                                                                 Balance           Balance   Interest         Of Prior  Reduction Of
                                                                 12/31/97          12/31/97    Income         Charge-Off   Principal

Contractually past due with:
     Substantial performance                                       $45             $45             $2            $ -              $3
     Limited performance                                           220             220             13              -             119
     No performance                                                104             104              -              -               -

Contractually current, however:
     Payment of full principal or
       interest in doubt                                            76              76              -              -               5
     Other                                                          89              89              6              -               -

     Total                                                        $534            $534            $21            $ -            $127

At December 31, 1997 and 1996, certain officers and directors and/or companies in which they have 10% or more beneficial ownership were indebted to the Company in the aggregate amount of $370,000 and $421,000, respectively. Such indebtedness was incurred in the ordinary course of business, and on substantially the same terms as those prevailing at the time for comparable transactions with other persons. New loans in 1997 and 1996 were $17,000 and $363,000, respectively, while payments were $68,000 and $259,000 respectively, during the same periods.

A summary of selected loan maturities and interest sensitivity analysis at December 31, 1997 is as follows:

                          Maturity Distribution
                        And Interest Rate Sensitivity

                              Within One     Two-Five  After Five
                              Year           Years     Years          Total
                                        (in thousands)
Real estate-construction       $3            $  -      $  -           $3
Commercial and industrial      11            10        48             69

   Total                      $14            $10       $48            $72

Predetermined interest rate    $3            $5        $10            $18
Floating or adjustable
  interest rate                11            5         38             54

   Total                      $14            $10       $48            $72

The maturity of loans is based upon contractual terms. The Company may, however, extend the stated maturities at current rates and terms for economic or market reasons.

Changes in the allowance for possible credit losses for the years ended December 31, 1997, 1996 and 1995 were as follows:

                                             1997       1996       1995
                                               (dollars in thousands)

Balance at beginning of period               $1,830    $1,657    $1,496

Charge-offs:
     Real estate-construction                     -         -         -
     Real estate-mortgage                       103       143       200
     Commercial and industrial                  106       158       294
     Consumer installment                       363       274       206
     Lease financing                             11         -         -

       Total                                    583       575       700

Recoveries:
     Real estate-construction                     -         -         -
     Real estate-mortgage                         -         -         -
     Commercial and industrial                   42        40         8
     Consumer installment                        40        58        43
     Lease financing                              -         -         -

       Total                                     82        98        51

Net charge-offs                                 501       477       649
Provision for possible credit losses            780       650       810

Balance at end of period                     $2,109    $1,830    $1,657

Ratio of net charge-offs during period to
   average loans outstanding during period     0.26%     0.30%     0.44%

5. Premises and Equipment
Premises and equipment at December 31 are summarized as follows:

                                      1997      1996
                                      (in thousands)

Land and land improvements           $1,545    $1,420
Buildings and improvements           10,301     7,446
Furniture, fixtures and equipment     6,195     4,853

   Total                             18,041    13,719

Less accumulated depreciation         4,297     3,714

   Net                              $13,744   $10,005

Depreciation  expense was  $932,000,  $730,000,  and $743,000 in 1997,  1996 and
1995, respectively.

Certain facilities and equipment are leased under agreements expiring at various dates to the year 2003. Rental expenses on these operating leases amounted to $439,000 in 1997, $348,000 in 1996 and $339,000 in 1995. Required future minimum annual rentals under all such noncancelable operating leases as of December 31, 1997 are as follows (in thousands):

1998                                $489
1999                                519
2000                                538
2001                                559
2002                                523
Thereafter                         1,420

     Total                         $4,048

6. Deposits
Included in interest-bearing deposits are certificates of deposit in amounts of $100,000 or more. There are no brokered deposits included in certificates of deposit of $100,000 or more. These certificates of deposit and their remaining maturities at December 31 are as follows:


                                   1997      1996
                                    (in thousands)

Three months or less             $15,217   $11,375
Over three through six months     12,956    17,847
Over six through twelve months     6,814     6,376
Over twelve months                 9,032     4,642
   Total                         $44,019   $40,240

The aggregate amount of maturities for each of the five years following December 31, 1997 for all time deposits with a remaining term of over twelve months at December 31, 1997 are as follows (in thousands):

1998                                $55
1999                                34,779
2000                                8,430
2001                                2,530
2002                                1,725
Thereafter                          193

   Total                           $47,712

7. Short-term Borrowings
There were no short-term borrowings outstanding at December 31, 1997 and 1996. The maximum amount of outstanding month-end short-term borrowings during 1996 and 1995 was $5,000,000 and $10,050,000, respectively. The approximate average amount outstanding during 1996 and 1995 was $2,179,000 and $5,037,000, respectively. The average interest rate on the balances during 1996 and 1995 was 5.25% and 5.39%, respectively.

The Company maintains a U.S. Treasury tax and loan note option account for the deposit of withholding taxes, corporate income taxes and certain other payments to the federal government. Deposits are subject to withdrawal and are evidenced by an open-ended interest-bearing note. Borrowings under this note option account were approximately $1.0 million at December 31, 1997 and 1996, respectively, and approximately $100,000 at December 31, 1995. These deposits are included in interest-bearing demand deposits for each period presented.

The Company has a flexible line of credit commitment available from the FHLB for borrowings of up to approximately $10.0 million, expiring March 25, 1998. There were no borrowings under this line of credit at December 31, 1997 or 1996.

8. Long-term Debt
Long-term debt at December 31 is as follows:

                                                     1997        1996
                                                       (in thousands)

Unsecured  notes,  payable in the
   amount of $31,200  semiannually  plus  accrued
   interest at the New York City prime
   interest rate, maturing April 22, 1998               $31       $94
Collateralized borrowings, interest and
  principal payable monthly; fixed interest
  rate ranging from 6.40% to 6.49%, maturing
  October 17, 2001 and January 22, 2002              12,625     4,929
Collateralized borrowings, interest
   payable monthly and principal at
   maturity; interest rates are both
   fixed and variable and range from
   LIBOR to 6.45% at December 31, 1997               35,000    15,000

     Total                                          $47,656   $20,023

Annual maturities of long-term debt are as follows: $12,828,000 in 1998, $2,981,000 in 1999, $8,178,000 in 2000, $8,282,000 in 2001, $10,387,000 in 2002
and $5,000,000 in 2005. Investment securities are pledged to collateralize the $42,597,000 in borrowings with the Federal Home Loan Bank of Pittsburgh.

9. Common Stock
The Company has reserved 100,000 shares under its 1994 Stock Option Plan ("Option Plan"). Options are granted to purchase common stock at prices not less than the fair market value of the common stock on the date of grant. Such shares have been adjusted pursuant to paragraph 13 of the Company's 1994 Stock Option Plan to reflect the 5% dividends payable in common stock on October 1, 1997 and 1996 and the two-for-one stock split effective November 10, 1997. The following information has been adjusted to increase the outstanding stock options to 220,500 shares and reduce the respective exercise prices.

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

                                            As Reported               Pro Forma

Net Income (in thousands):                   $2,307                   $2,121

Earnings per share:                          $.63                       $.58


For purposes of the pro forma calculations, the fair value of each option grant is estimated using the Black-Scholes option - pricing model with the following weighted - average assumptions for grants issued in 1995:

Dividend yield                3.80%
Expected volatility          28.14%
Risk-free interest rate       6.66%
Expected lives            10 years

A summary of the status of the Company's Option Plan as of December 31, 1997, 1996 and 1995, and changes during the years then ended, is presented below:

                                    1997              1996             1995

                                    Weighted-          Weighted-       Weighted-
                                    Average            Average           Average
                                    Exercise           Exercise         Exercise
                           Shares   Price    Shares    Price    Shares    Price

Outstanding
   beginning of year       220,500   $6.67   220,500   $6.67    77,175    $6.86
Granted                          -                         -   143,325     6.57
Exercised                        -                                   -       -
Forfeited                        -                                   -       -

Outstanding, end of year   220,500   $6.67   220,500   $6.67   220,500    $6.67

The following summarizes information about stock options outstanding at December 31, 1997:

                         Weighted-Average
                         Remaining
Exercise Price Number    Contractual Life    Options Exercisable

$6.86          77,175    6.6 years           77,175
$6.57          143,325   7.6 years           143,325

The Company reserved 50,000 shares of common stock under the Company's Employee Stock Purchase Plan, increased to 100,000 effective November 10, 1997, as a result of the two-for-one stock split. Under the terms of the plan, employees may purchase common stock of the Company at 85% of the fair market value. Employees pay for their stock purchases through periodic payroll deductions subject to a limit of 10% of base pay. During 1997, 1996 and 1995, 11,028 (adjusted), 5,462 and 2,099 shares, respectively, were purchased under the plan.

A Dividend Reinvestment and Stock Purchase Plan was implemented during the year ended December 31, 1994 to provide stockholders an opportunity to automatically reinvest their dividends in shares of common stock. Three-hundred thousand shares of common stock are reserved under this plan. The price per share of common stock purchased from the Company is 95% of the fair market value on the quarterly dividend payment date. During the years ended December 31, 1997, 1996 and 1995, 33,625 (adjusted), 16,053 and 16,809 shares, respectively, were issued under this plan.

10. Income Taxes
The following temporary differences gave rise to the deferred tax asset included in other assets at December 31, 1997 and 1996 (in thousands):

                                             1997      1996
Deferred tax assets:
   Unrealized losses on available-for-sale
     securities                               $  -     $123
   Allowance for possible credit losses        473      361
   Loan fees and costs                         130      231
   Deferred compensation                       156      104
   Amortization of core deposits                21        -
   Foreclosed assets held for sale              34        -

       Total                                   814      819
 Deferred tax liabilities:
     Unrealized gains on available-for-
        sale securities                         (4)       -
     Depreciation                             (228)    (199)
     Bond accretion                            (21)     (23)
     Leasing                                  (194)    (166)

       Total                                  (447)    (388)

       Deferred tax asset, net                $367     $431

The provision for income taxes is comprised of the following components (in thousands):

             Year Ended December 31,
             1997      1996    1995

Current     $1,167    $1,075   $627
Deferred       (62)       45      8

   Total    $1,105    $1,120   $635

The following tabulation presents a reconciliation of the expected provision for income taxes (in thousands), determined by using the current federal income tax rate of 34% in 1997, 1996, 1995 to the actual provision for income taxes reflected in the accompanying consolidated financial statements.

                                             Year Ended December 31,
                                              1997      1996      1995

Provision at the expected statutory rate    $1,542     $1,411     $1,000
Effect of tax-exempt income                   (537)      (322)      (323)
Other items                                    100         31        (42)

Provision for income taxes                  $1,105     $1,120       $635

11. Employee Benefit Plans
The Company has a profit-sharing plan for the benefit of its employees. Contributions to the profit-sharing plan are made at the discretion of the Board of Directors, funded currently, and amounted to $251,000 in 1997, $214,000 in 1996, and $181,000 in 1995.

The Company also maintains a 401(k) savings plan. The Company contributes 50% of the employee contribution up to 6% of compensation. The Company's 1997, 1996 and 1995 contributions to this plan were $70,000, $58,000 and $25,000, respectively.

12. Earnings Per Share
Earnings per share (EPS) is computed using the weighted-average number of shares of common stock outstanding after giving effect to the 5% stock dividends issued on October 1, 1997 and 1996, the two-for-one stock split effective November 10, 1997, and the assumed exercise of stock options.

In 1997,  the  Company  adopted  Statement  of  Financial  Accounting  Standards
("SFAS") No. 128, "Earnings Per Share," which changed the computation of earnings per share ("EPS") and requires presentation of two new amounts, basic and diluted EPS, and additional informational disclosures. The adoption of SFAS No. 128 is required for all reporting periods after December 15, 1997 and requires restatement for all prior periods.

The adoption of SFAS No. 128 had no effect on 1996 and 1995 EPS.

The following data shows the amounts used in computing earnings per share and the effects on income and the weighted average number of shares of dilutive potential common stock for the years ended December 31, 1997, 1996 and 1995. The common shares denominators for 1996 and 1995 have been adjusted for the 1997 5% stock dividend and two-for-one stock split. The 1995 common stock denominator has also been adjusted for the 1996 5% stock dividend.

                                             Income         Common Shares
                                             Numerator      Denominator         EPS

1997

   Basic EPS                                   $3,431,000    3,748,000         $0.92

   Dilutive effect of potential common stock
    Stock options:
       Exercise of options outstanding            220,500
       Hypothetical share repurchase at $17.75    (82,500)

   Diluted EPS                                 $3,431,000    3,886,000         $0.88

1996

   Basic EPS                                   $3,031,000    3,676,400         $0.82

   Dilutive effect of potential common stock
    Stock options:
       Exercise of options outstanding            220,500
       Hypothetical share repurchase at $6 98    (210,900)

   Diluted EPS                                 $3,031,000    3,686,000         $0.82

 1995

   Basic EPS                                   $2,307,000    3,625,700         $0.63

   Dilutive effect of potential common stock
    Stock options:
     Exercise of options outstanding              220,500
     Hypothetical share repurchase at $7.17      (205,200)

   Diluted EPS                                 $2,307,000    3,641,000         $0.63


13. Regulatory Matters
The Company may not pay dividends in any year in excess of the total of the current year's net income and the retained net income of the prior two years without the approval of the Federal Reserve Board. Accordingly, Company dividends in 1998 may not exceed $3,887,000 plus Company net income for 1998. Similar banking regulations limit the amount of dividends that may be paid to the Company by its bank subsidiary without prior approval of the Comptroller of the Currency.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

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

                                                                      To Be Well
                                                                      Capitalized Under
                                                    For Capital       Prompt Corrective
                                        Actual      Adequacy Purposes:  Action Provisions:
                                   Amount    Ratio  Amount   Ratio    Amount    Ratio

As of December 31, 1997:
   Total Capital
     (to Risk Weighted Assets)   $37,273   18.12%   $16,500   8.0%    $20,600   10.0%
   Tier I Capital
     (to Risk Weighted Assets)   $35,232   17.12%    $8,250   4.0%    $12,400    6.0%
   Tier I Capital
     (to Average Assets)         $35,232   10.26%   $13,800   4.0%    $17,200    5.0%


As of December 31, 1996:
   Total Capital
     (to Risk Weighted Assets)   $22,417   12.72%   $14,100   8.0%    $17,600   10.0%
   Tier I Capital
     (to Risk Weighted Assets)   $20,650   11.72%    $7,050   4.0%    $10,570    6.0%
   Tier I Capital
     (to Average Assets)         $20,650    7.46%   $11,100   4.0%    $13,850    5.0%


14. Off-Balance Sheet Financial Instruments
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheet. The contract amount of these instruments expresses the extent of involvement the Company has in particular classes of financial instruments.

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

Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance sheet credit risk.

The financial instruments whose contract amounts represent credit risk at December 31 were as follows (in thousands):
                                    1997               1996

Commitments to extend credit       $16,985             $16,458
Standby letters of credit          $1,226              $953

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

15. Fair Values of Financial Instruments
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

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

Financial Assets and Liabilities

The following represents the carrying values and estimated fair values as of December 31:

                                              1997               1996
                                    Carrying      Estimated Carrying  Estimated
                                      Value       Fair Value  Value   Fair Value
                                                 (in thousands)

FINANCIAL ASSETS:

   Cash and cash equivalents           $17,109    $17,109    $15,971    $15,971
   Investment securities               114,790    115,553     87,000     86,963
   Net loans                           208,236    209,254    175,990    181,587
   Accrued interest receivable           3,005      3,005      2,349      2,349

FINANCIAL LIABILITIES:

   Deposits                           $280,450   $282,614   $253,196   $254,536
   Accrued interest payable              2,975      2,975      2,416      2,416
   Short-term borrowings                     -          -          -          -
   Securities sold under agreements
     to repurchase                         200        200        300        300
   Long-term debt                       47,656     47,704     20,023     19,652
   Commitments                          18,211     18,211     17,411     17,411

16. Condensed Financial Information -Parent Company Only
Condensed   parent  company  only  financial   information  is  as  follows  (in
thousands):

                                    Condensed Balance Sheet
                                    December 31,

                                    1997               1996
Assets:
   Cash                            $ -                 $  -
   Investment in subsidiary        35,815              21,172
     Total Assets                  $35,815             $21,172

Liabilities and Stockholders' Equity:
   Stockholders' equity            $35,815             $21,172

                                    Condensed Statement of Income
                                    Year Ended December 31,

                            1997     1996      1995
Earnings of Subsidiary:
   Received as dividends   $1,369   $1,287     $972
   Undistributed            2,062    1,744    1,335

Net Income                 $3,431   $3,031   $2,307

                                    Condensed Statement of Cash Flows
                                    Year Ended December 31,

                                      1997      1996       1995
Operating Activities:
   Net income                        $3,431     $3,031     $2,307
     Less undistributed earnings
       of subsidiary                  2,062      1,744      1,335

     Net cash provided by
       operating activities           1,369      1,287        972

Investing Activities:
     Investment in subsidiary       (12,349)      (445)      (391)

Financing Activities:
     Cash dividends paid
       to stockholders               (1,369)    (1,186)      (972)
     Issuance of common stock        12,349        344        283

     Net cash used in
       financing activities          10,980       (842)      (689)

Increase (decrease) in Cash               -          -       (108)

Cash at Beginning of Year                 -          -        108

Cash at End of Year                     $ -        $ -        $ -


17.    Contingencies
On February 5, 1996, a complaint was filed against LA Bank ("the Bank") and certain directors and officers of the Bank. The plaintiffs demanded monetary and punitive damages and the additional payment of plaintiffs' attorneys' fees and disbursements and other court-related costs. Counsel representing the Company and the Bank are not currently able to provide an evaluation of the likelihood of an unfavorable outcome since an unfavorable outcome is neither probable nor remote. In addition, an estimate of the loss or range of loss, in the event of an unfavorable outcome, has not been provided since the probability of the inaccuracy of such an estimate is more than slight. No provision for any liability has been made in the accompanying financial statements as of December 31, 1997 and 1996.

18. Significant Group Concentrations of Credit Risk
Most of the Company's business activity is with customers located within Pennsylvania. Investments in state and municipal securities typically involve governmental entities within the Company's market area. Concentrations of credit, as defined by the Company's loan policy, are groupings of loans with a common repayment source that exceed 25% of the Company's capital. As of December 31, 1997, the Company had no such credit concentrations.

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

19. Selected Quarterly Financial Data (Unaudited) (in thousands, except per share data)


                                                 Quarter Ending

                                        March 31,     June 30, Sept 30,  Dec 31,
                                             1997     1997     1997        1997

Interest income                            $5,820     $6,049    $6,383   $6,398
Interest expense                            3,096      3,308     3,506    3,615
Net interest income                         2,724      2,741     2,877    2,783
Provision for possible credit losses          125        255       350       50
Investment security gains (losses), net        (8)        (1)       89      134
Net income                                    730        806       861    1,034
Earnings per share - basic*                  0.20       0.21      0.23     0.28
Earnings per share - diluted*               $0.19      $0.20     $0.22    $0.27


                                                 Quarter Ending

                                        March 31,  June 30,  Sept 30,   Dec 31,
                                            1996    1996      1996       1996

Interest income                            $4,740    $5,007   $5,177   $5,351
Interest expense                            2,354     2,505    2,563    2,761
Net interest income                         2,386     2,502    2,614    2,590
Provision for possible credit losses          115       135      175      225
Investment security gains (losses), net       (48)        1       90        -
Net income                                    703       798      777      753
Earnings per share - basic*                  0.19      0.22     0.21     0.20
Earnings per share - diluted*               $0.19     $0.22    $0.21    $0.20


*Reflects adjustment for 5% stock dividends issued on October 1, 1997 and 1996, and a two-for-one stock split effective November 10, 1997.

Independent Auditor's Report


Board of Directors and Stockholders
Lake Ariel Bancorp, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheets of Lake Ariel Bancorp, Inc. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lake Ariel Bancorp, Inc. and Subsidiary as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

          As discussed in Note 12 to the consolidated financial statements, in 1997 the Company changed its method of computing earnings per share by adopting Statement of Financial Accounting Standards No. 128, "Earnings Per Share."


Parente, Randolph, Orlando, Carey & Associates

Wilkes-Barre, Pennsylvania
January 30, 1998

                              INVESTOR INFORMATION

MARKET INFORMATION

The Company's common stock has been listed on the Nasdaq National Market since November 21, 1997, and was previously listed on the Nasdaq Small-Cap Market since December 9, 1993. "The Nasdaq Stock Market" or "Nasdaq" is a
highly-regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems. This market also provides specialized automation services for screen-based negotiations of transactions, on-line comparison of transactions, and a range of informational services tailored to the needs of the securities industry, investors and issuers. The Nasdaq Stock Market consists of two distinct market tiers: the Nasdaq National Market(R) and the Nasdaq SmallCap Markets. The Nasdaq Stock Market is operated by the Nasdaq Stock Market, Inc., a wholly-owned subsidiary of the National Association of Securities Dealers, Inc. The Nasdaq National Market symbol for the Company's common stock is "LABN." At December 31, 1997, the total number of holders of record of the common stock was approximately 1,200.

The table below presents the high and low bid prices reported for the Common Stock and the cash dividends declared on such Common Stock for the periods indicated. The range of high and low prices is based on trade prices reported on the Nasdaq Small-Cap Market, except for the fourth quarter of 1997. Market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. On December 31, 1997, the closing price of a share of Common Stock on the Nasdaq National Market was $17.75. All prices and dividends have been restated to reflect the 5% stock dividends paid in October 1997 and 1996, and the two-for-one stock split effective on November 10, 1997.

Year          Quarter  High     Low     Dividends Declared

1997          4th     $22.00   $13.90    $0.13
              3rd      14.05     9.50     0.09
              2nd       9.75     9.50     0.08
              1st      11.30     9.75     0.08

1996          4th      12.15     7.55    0.11
              3rd       8.20     7.20     0.08
              2nd       7.60     6.45     0.08
              1st       7.70     6.70     0.08

1995          4th       6.80     6.70    0.09
              3rd       7.60     6.25     0.07
              2nd       7.50     7.15     0.06
              1st       7.95     7.40     0.06


MARKET MAKERS

Herzog, Heine, Geduld, Inc.   Janney Montgomery Scott, Inc. Ryan, Beck and Co.
26 Broadway                   1801 Market Street            80 Main Street
New York, NY 10004            Philadelphia, PA 19103        West Orange,NJ 07052
1-800-221-3600                1-800-526-6397                1-800-325-7926

M.H. Myerson & Co., Inc.      Legg Mason Wood Walker, Inc   Wheat First Union
525 Washington Boulevard      330 Montage Mountain Road     901 E. Byrd Street
P.O. Box 260                  Scranton, PA 18507            P.O. Box 1357
Jersey City, NJ  07303        1-800-346-4346                Richmond, VA  23219
(212)425-1212                                               804-649-2311

TRANSFER AGENT American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005. Stockholders who may have questions regarding their stock ownership should contact Shareholder Services at 1- 800-937-5449.

DIVIDEND CALENDAR Dividends on Lake Ariel Bancorp's common stock, if approved by the Board of Directors, are customarily paid on March 15, June 15, September 15, and December 15.

INDEPENDENT AUDITORS                    CORPORATE COUNSEL

Parente, Randolph, Orlando,             Oliver, Price & Rhodes
Carey & Associates                      Suite 300
46 Public Square                        220 Penn Avenue
Wilkes-Barre, PA 18701                  Scranton, PA 18501
(717)820-0100                           (717)343-6581

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

SEC REPORTS AND ADDITIONAL INFORMATION Upon written request of any stockholder, investor or analyst, a copy of the Corporation's report on Form 10-K for its fiscal year ended December 31, 1997, including financial statements and the schedules thereto, required to be filed with the Securities and Exchange Commission, may be obtained, without charge, by contacting the Chief Financial Officer, Lake Ariel Bancorp, Inc., 409 Lackawanna Avenue, Suite 201, Scranton, PA 18503, (717)343-8200.

INTERNET ADDRESS ON THE WORLD WIDE WEB
http://www.labank.com

E.MAIL ADDRESS
labank@epix.net


                                   Administration Division


Lake Ariel Bancorp, Inc.
Officers                           Karen T. Pasternak                      Gary S. Lavelle
Bruce D. Howe                      Sr. Vice President                      Assistant Vice President
President                          Cynthia A. Smaniotto                    John J. Morgan
John G. Martines                   Sr. Vice President                      Assistant Vice President
Chief Executive Officer            Kathy Enslin                            Jennifer K. Nichols
Louis M. Martarano                 Vice President & Cashier                Assistant Vice President
Vice President & Assistant Sec.    Gregory G. Gula                         Jeri S. Prussia
Joseph J. Earyes, CPA              Vice President                          Assistant Vice President
Vice President & Treasurer         Daniel J. Santaniello                   Bonnie Robinson
Donald E. Chapman                  Vice President                          Assistant Vice President
Secretary                          Salvatore R. DeFrancesco, Jr., CPA      Marcy Swingle
                                   Assistant Vice President & Controller   Assistant Vice President
                                   Timothy S. Dunn                         Lynn M. Thiel
                                   Assistant Vice President                Assistant Vice President
Directors of                       Kathleen Horan                          & Internal Auditor
Corporation and Bank               Assistant Vice President                Susan T. Lenko
Donald E. Chapman                                                          Assistant Cashier
Peter O. Clauss
Arthur M. Davis                                                            Retail Division
William C. Gumble
Paul D. Horger, Esq.               John Foley                              William Kerstetter
Bruce D. Howe                      Sr. Vice President                      Vice President
John G. Martines                   Thomas Byrne                            Doris Hellerman
Harry F. Schoenagel                Vice President                          Assistant Vice President
                                   Theodore Daniels                        Penny Cola
                                   Vice President                          Assistant Cashier
                                   Thomas Dziak
                                   Vice President

                                   Lake Ariel Branch                       Milford Township
                                   Treva J. Day                            Cynthia Halliday
LA Bank, N.A.                      Assistant Vice President &              Branch Manager
Executive Officers                 Branch Manager
Bruce D. Howe                                                              Clarks Green Branch
Chairman                                                                   Ellen Ball
John G. Martines                   Mt. Cobb Branch                         Branch Manager
President and Chief Exec.officer   Daniel Roberts
Louis M. Martarano                 Branch Manager                          The Mall At Steamtown Branch
Executive Vice President &                                                 Patricia A. Jenkins
Chief Operating Officer            Greene-Dreher Branch                    Branch Manager
Joseph J. Earyes, CPA              Mary Ellen Bentler
Executive Vice President &         Branch Manager                          Lords Valley Branch
Chief Financial Officer                                                    Laura Schultz
Donald E. Chapman                  Hamlin Corners Branch                   Branch Manager
Secretary                          Ann O'Reilly
                                   Branch Manager                          Carbondale Branch
                                                                           Sheila Dick
                                   Eynon Branch                            Branch Manager
LA Lease, Inc.                     Peter Misura
Officers                           Assistant Vice President &              Lake Wallenpaupack Branch
Bruce D. Howe                      Branch Manager                          Beverly Simons
Chairman                           Autumn Molinaro                         Branch Manager
John G. Martines                   Assistant Branch Manager
President and Chief Exec.Officer                                           Milford Branch
Thomas Byrne                       Keyser Valley Branch                    John Gouse
Vice President                     Doreen Swingle                          Assistant Vice President &
Joseph J. Earyes, CPA              Branch Manager                          Branch Manager
Secretary & Treasurer








Ariel Financial Services, Inc.     Mountainhome Branch
Officers                           Marilynn Palmer
Bruce D. Howe                      Branch Manager
Chairman
John G. Martines                   Scranton Branch
President and Chief Exec.Officer   Patricia A. Jenkins
Joseph J. Earyes, CPA              Branch Manager
Vice President
Louis M. Martarano
Secretary and Treasurer


                                   Mortgage Loan Originators

                                   Peter Bilyk
                                   Kathy Smith
                                   Lori A. Rudalavage
                                   Steve Zazzera


                                OFFICE LOCATIONS


CORPORATE ADDRESSES                                 BRANCH ADDRESSES


Lake Ariel Bancorp, Inc.      Lake Ariel               Clarks Green
P.O. Box 67                   P.O. Box 67              318 East Grove Street
Route 191                     Route 191                Clarks Green, PA 18411
Lake Ariel, PA 18436          Lake Ariel, PA 18436     (717)587-0505
(717)698-5695                 (717)698-5695

                                                       The Mall At Steamtown
LA Bank, N.A.                 Mt. Cobb                 220 The Mall at Steamtown
P.O. Box 67                   Routes 348 & 247         Scranton, PA 18503
Route 191                     Lake Ariel, PA 18436     (717)341-8000
Lake Ariel, PA 18436          (717)689-2694
1-800-4LA-BANK                                         Lords Valley
(Pennsylvania only)           Greene-Dreher            Lords Valley Shop Plaza
                              Route 191                Route 739, South
LA Bank, N.A.                 Newfoundland, PA 18445   Lords Valley, PA 18428
Financial Center              (717)676-4767            (717)775-8800
409 Lackawanna Ave, St. 201
Scranton, PA 18503-2045       Hamlin Corners           Carbondale
(717)343-8200                 Route 191 & 590          93 Brooklyn Street
                              Hamlin, PA 18427         Ames Shopping Plaza
LA Lease Inc.                 (717)689-0944            Carbondale, PA 18407
P.O. Box 67                                            (717)282-7400
Route 191                     Eynon
Lake Ariel, PA  18436         685 Scrant-Carbale Hwy.  Lake Wallenpaupack
(717)698-5695                 Eynon, PA 18403-1022     HC 6 Box 6931
                              (717)876-1637 / 342-2242 Hawley, PA 18428
                                                       (717)226-5300
Ariel Financial Services,Inc. Keyser Valley
P.O. Box 67                   130 N. Keyser Avenue     Milford
Route 191                     Scranton, PA 18504       214 W. Harford Street
Lake Ariel, PA  18436         (717)341-8100            Milford, PA 18337
(717)698-8400                                          (717)296-0200
(717)876-8400                 Milford Township
                              Routes 6 & 209           Mountainhome
                              Milford, PA 18337        Route 390 Barrett Twp.
                              (717)296-5600            Mountainhome, PA 18342
                                                       (717)595-6400

                                                       Scranton
                                                       409 Lackawanna Avenue,
                                                       Suite 101
                                                       Scranton, PA  18503-2049
                                                       (717)341-8200

               Ariel Financial Services, Inc.
               (2 Locations)
               Lake Ariel Office             Eynon Office
               P.O. Box 67                   685 Scranton-Carbondale Hwy.
               Route 191                     Eynon, PA  18403-1022
               Lake Ariel, PA  18436         (717)876-8400
               (717)698-8400

Business Development Boards

Lackawanna Region             Lake Region              Pocono Region
Martin Andrews                Joseph P. Ceresko        T. Scott Brown
Eli Arenberg                  Edward Cimoch            Victor Decker, Esq.
Francis Bianconi              Forrest Compton          Robert E. Derse
Ervin Brong                   Joseph M. Dombrowski     Peter Helms
Carol Chisdak                 John W. Donaghy          Donald W. Henderson M.D.
Harry T. Coleman, Esq.        Jeanne Heater            Douglas J. Jacobs, Esq.
Dominick Cruciani, M.D.       Harry Howell             Joseph F. Kameen, Esq.
Gilbert Hoban                 Andrew J. Krompasky      Michelle Koziara
Joseph Karam                  Kerry Nix                Robert Lankenau
Kevin K. Kearney              James R. Shorten         Ellen McDermott
Ron Leas                      Brian Smolsky            Dr. Michael Newmark
Robert A. Mazzoni             John E. Spewak           Edward S. Nikles
Mark Suchter                  Alice Trunzo             Robert Pityo
John J. Vanston               Joanne C. Valanda        Edmund J. Riess, Jr.
Joseph Zandarski, PhD., CPA   Michael Walker, Esq.     William Sanquilly
Sandor Zangardi               Louis J. Zefran          Edward J. Shafer
                                                       George Schmitt
                                                       Thomas H. Wiss, IV
                                                       David Zeiler